  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1994

                                                       REGISTRATION NO. 33-51915
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                              HARTMARX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                DELAWARE                               36-3217140
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

                             101 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 372-6300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              CAREY M. STEIN, ESQ.
                 EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE
                     OFFICER, SECRETARY AND GENERAL COUNSEL
                              HARTMARX CORPORATION
                             101 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 357-5300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

     CHARLES W. MULANEY, JR., ESQ.              FRANCIS J. GERLITS, P.C.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM              KIRKLAND & ELLIS
         333 WEST WACKER DRIVE                  200 EAST RANDOLPH DRIVE
        CHICAGO, ILLINOIS 60606                 CHICAGO, ILLINOIS 60601
             (312) 407-0700                          (312) 861-2000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 14, 1994

- --------------------------------------------------------------------------------

                                   PROSPECTUS

- --------------------------------------------------------------------------------

                                  $100,000,000

                                      LOGO

                        % Senior Subordinated Notes Due 2002

Interest Payable July 15 and January 15                    Due            , 2002

                                  -----------

The     % Senior  Subordinated Notes Due 2002 (the "Notes")  are not redeemable
 prior to            ,  1998, except  that, until            ,  1997,  Hartmarx
 Corporation (the "Company")  may redeem, at its option, up  to $25 million of the original principal amount of the Notes at the redemption prices set forth herein plus accrued interest to the date of redemption with the proceeds of  one or more  Public Equity  Offerings (as  defined) or  Traco
   Warrant Exercises (as  defined). On or after            , 1998, the Notes
    are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. Upon a Change of Control (as defined), but subject to the subordination provisions of the Notes, each holder of
      Notes may require the Company to repurchase such holder's Notes at 101% of the principal amount thereof plus accrued interest to the date of repurchase.

The  Notes are unsecured, subordinated to  all Senior Debt (as defined) of  the
 Company  and  effectively  subordinated  to  all  indebtedness  and  accounts payable of the  Company's subsidiaries. At November 30,  1993, after giving effect to  this offering  (the "Offering")  and the  related transactions described herein, the aggregate amount  of Senior Debt and indebtedness and accounts payable  of the Company's  subsidiaries that effectively ranked senior  to  the  Notes would  have  been  approximately  $173 million.  Such amount is likely to be greater  during the Company's peak  borrowing  periods.  See  "Risk  Factors--Indebtedness  and
        Liquidity."  The Notes do  not rank  senior to  any outstanding indebtedness of the Company.

                                  -----------

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
           CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECURI-
    TIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION  PASSED
     UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION
      TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                Price to      Underwriting     Proceeds to
                                                Public(1)       Discount        Company(1)(2)
- ---------------------------------------------------------------------------------------------
Per Note
- ---------------------------------------------------------------------------------------------
Total

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from           , 1994.

(2) Before deduction of expenses payable by the Company estimated at $600,000.

                                  -----------

  The Notes are offered by the several Underwriters when, as and if issued by the Company and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Notes will be ready
for delivery on or about March   , 1994.

CS First Boston                                              Merrill Lynch & Co.

- --------------------------------------------------------------------------------

              The date of this Prospectus is March   , 1994.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus and in the 1993 10-K referred to herein under "Incorporation of Certain Documents by Reference." Unless the context otherwise requires, the terms "Company" and "Hartmarx" refer to Hartmarx Corporation and its consolidated subsidiaries. The Company prepares its financial statements on the basis of a fiscal year ending November 30.

                                  THE COMPANY

  Established in 1872, Hartmarx is the largest manufacturer and marketer of men's suits, sportcoats and slacks ("men's tailored clothing") in the United States. From this established position, the Company has diversified into the men's sportswear and women's careerwear and sportswear markets. In fiscal 1993, the Company's business units that primarily produce men's tailored clothing represented approximately 66% of the Company's sales.

  Substantially all of the Company's products are sold under established brand names or the private labels of major retailers. The Company owns two of the most recognized brands in men's tailored clothing: Hart Schaffner & Marx(R), which was introduced in 1887, and Hickey-Freeman(R), which dates from 1899. The Company also offers its products under other brands which it owns such as Sansabelt(R), Kuppenheimer(R), Racquet Club(R) and Barrie Pace(R) and under license agreements for specified product lines for Tommy Hilfiger(R), Jack Nicklaus(R), Bobby Jones(R), Austin Reed(R), Gieves & Hawkes(R), KM by Krizia(TM), MM by Krizia(TM), Henry Grethel(R), Karl Lagerfeld(R), Nino Cerruti(R), Pierre Cardin(R) and Fumagalli's(R). To broaden the international distribution of the apparel sold under its owned and licensed trademarks, the Company has entered into over 35 license or sublicense agreements for specified product lines with third parties to produce, market and distribute products in 14 countries outside the United States.

  The Company believes that the strong brand recognition enjoyed by its products at both the wholesale and retail level, the breadth of its product offerings in both price point and fashion direction and the established relationships it possesses across retail distribution channels are critical factors which differentiate the Company from its competitors. The Company's operating groups offer products covering the fashion spectrum (business professional, American contemporary and British, French and Italian inspired), which are marketed at different price points to appeal to a broad wholesale and retail customer base. Recent product developments include the introduction of men's tailored clothing and prehemmed slacks under a license agreement with Tommy Hilfiger for Fall 1994, the introduction of casual prehemmed slacks under the Company's own brand and the continued development and expansion of golf-inspired sportswear for the premium market under the Bobby Jones(R) brand and at moderate price points under the Jack Nicklaus(R) label.

  The Company's primary wholesale customer base consists of fine specialty and leading department stores such as Dillard Department Stores, Inc.; Federated Department Stores, Inc.; R.H. Macy & Co., Inc.; The May Department Stores Company; The Neiman Marcus Group, Inc.; Nordstrom, Inc.; and J.C. Penney Company, Inc. This distribution channel accounted for approximately 60% of sales in fiscal 1993. In order to take advantage of changing consumer trends, the Company has supplemented its traditional channel of distribution with value-oriented retailers, direct mail companies, mass merchandisers, golf pro shops and its own factory-direct-to-consumer retail network and 28 factory outlet stores. The growing value-oriented channel, which includes outlet and off-price retailers, mass merchandisers and the Company's own factory-direct-to-consumer network, represents an increasingly important distribution channel for the Company.

  As a vertically integrated manufacturer and marketer, the Company is responsible for the design, manufacturing and sourcing of its apparel. Substantially all of its men's tailored clothing is manufactured in its own factories, all of which are located in the United States. The Company utilizes domestic and foreign contract manufacturers to produce its remaining products, principally men's and women's sportswear, in accordance with Company specifications and production schedules. The Company believes that this combination of owned manufacturing and contract sourcing enables it to efficiently control the pricing, quality and delivery of its products and to effectively utilize the capital resources allocated to the manufacturing process. Increased manufacturing efficiencies and ongoing cost savings, coupled with new sourcing strategies, have enabled the Company to offer apparel with higher perceived value at similar or lower wholesale prices while maintaining its margins and high quality standards.

  The Company's business is organized around three primary operating groups:

    Men's Apparel Group. The Company's largest operating group, the Men's Apparel Group ("MAG") designs and manufactures substantially all of the Company's men's tailored clothing (through its Hart Schaffner & Marx ("HSM"), Hickey-Freeman and Intercontinental Branded Apparel business units) and slacks and sportswear (through its Trans-Apparel Group, Biltwell and Bobby Jones business units) and markets these products on a wholesale basis.

    Kuppenheimer. Kuppenheimer is the Company's vertically integrated, factory-direct-to-consumer manufacturing and retail business. Kuppenheimer manufactures substantially all of its men's tailored clothing in Company-owned facilities and sells these products exclusively through Kuppenheimer operated stores.

    Women's Apparel Group. The Women's Apparel Group is comprised of Barrie Pace Ltd. ("Barrie Pace") and International Women's Apparel, Inc. ("IWA"). Barrie Pace is a direct mail company that offers a wide range of apparel and accessories to the business and professional woman. IWA designs and sources women's career apparel and sportswear for sale to department and specialty stores under owned and licensed brand names.

  In 1992, the Company implemented a comprehensive operational and financial restructuring (the "Restructuring") to refocus its business operations around its profitable core wholesale men's apparel franchise and to restructure its balance sheet. The operational aspects of the Restructuring included the sale of Hartmarx Specialty Stores, Inc. ("HSSI"), the Company's principal retail unit; the discontinuance of its Country Miss retail and manufacturing operations; the closing of certain Kuppenheimer retail stores not achieving minimum profitability requirements; the reduction of production capacity which was no longer required to support reduced retail operations; and the sale or closing of non-strategic manufacturing businesses which manufactured outerwear and military and commercial uniforms. The total sales for fiscal 1992 for all of the businesses and operations sold or discontinued in conjunction with the Restructuring was approximately $365 million. For additional information concerning the Company's current relationship with HSSI, see "Risk Factors-- Uncertainties Regarding HSSI and MLR" and "Business--Legal Proceedings."

  As part of the Restructuring, the Company's borrowing facilities were consolidated and extended in maturity, a $35 million seasonal borrowing facility was added and shares of its common stock and a warrant to purchase its common stock were sold for $30 million. The Company's financial statements for fiscal 1992 include restructuring charges of $191 million. See Notes to Consolidated Financial Statements of the Company included herein and "Risk Factors--Operational and Financial Restructuring." Concurrently with the issuance of the Notes, the Company will enter into a New Credit Facility (as defined herein) and use the proceeds therefrom and the proceeds of the Offering to repay all outstanding borrowings under its existing credit facilities and terminate its obligations thereunder. The New Credit Facility will mature in three years and borrowings under the New Credit Facility will generally bear interest at the lender's base rate plus 1.50% or LIBOR plus 2.50%. See "Description of Certain Indebtedness--New Credit Facility."

  As a result of the Restructuring, the Company is now focused on those businesses that have made it an industry leader for most of this century. The key elements of the Company's strategy are:

  . To build on its success as an apparel manufacturer and marketer by providing branded products to retailers and consumers principally on a wholesale basis while developing other brands to fill market voids and repositioning and growing established brands.

  . To provide a dynamic mix of apparel products through a broad merchandising strategy that will include men's tailored clothing, men's sportswear, women's career apparel and women's sportswear.

  . To serve a broad range of retail channels, including fine specialty and leading department stores, factory-direct-to-consumer stores, value-oriented retailers, mass merchants and direct mail catalogs.

  . To be a leader in technological marketing by providing unparalleled service to its customers through such programs as Quick Response and Electronic Data Interchange.

  . To expand its presence in the international marketplace by continuing its international licensing efforts while merchandising, marketing and producing branded apparel in markets beyond its borders and marketing its branded products, concepts and expertise through joint ventures, acquisitions and selling agencies.

                                  RISK FACTORS

  Prospective purchasers of the Notes should carefully consider the information set forth under the caption "Risk Factors," as well as the other information and data in this Prospectus.

                                  THE OFFERING

NOTES OFFERED.........  $100,000,000 aggregate principal amount of     % Senior
                        Subordinated Notes Due 2002.

INTEREST PAYMENT        July 15 and January 15, commencing July 15, 1994.
 DATES................

OPTIONAL REDEMPTION...  The Notes are not redeemable prior to             ,
                        1998, except that, until         , 1997, the Company
                        may redeem, at its option, up to $25 million of aggregate principal amount of the Notes at the redemption prices set forth herein plus accrued interest to the date of redemption with the proceeds of one or more Public Equity Offerings (as defined) or Traco Warrant Exercises (as defined). On or after
                                     , 1998, the Notes are redeemable at the
                        option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. See "Description of the Notes--Redemption."

CHANGE OF CONTROL.....  Upon a Change of Control and subject to the subordination provisions of the Notes, each Holder of Notes may require the Company to repurchase such Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes--Change of Control."

RANKING...............  The Notes will be unsecured, subordinated to all existing and future Senior Debt of the Company and effectively subordinated to all obligations of the Company's subsidiaries, including substantially all of the Company's consolidated trade credit. The Notes will rank pari passu with any future

                        Senior Subordinated Debt (as defined) of the Company and will rank senior to any other subordinated debt of the Company. At November 30, 1993, after giving effect to the use of proceeds of the Offering contemplated hereby and borrowings under the New Credit Facility described herein to repay existing Senior Debt, the aggregate amount of Senior Debt outstanding would have been approximately $143 million and the aggregate amount of indebtedness and accounts payable of the Company's subsidiaries that would have effectively ranked senior to the Notes would have been approximately $30 million (excluding intercompany debt and guarantees of Senior Debt by the Company's subsidiaries). See "Description of the Notes--Ranking."

RESTRICTIVE             The indenture under which the Notes will be issued (the
 COVENANTS............  "Indenture") will limit (i) the issuance of additional debt by the Company, (ii) the issuance of debt and preferred stock by the Company's subsidiaries, (iii) the payment of dividends on, and redemption of, capital stock of the Company and its subsidiaries and the redemption of certain subordinated obligations of the Company, (iv) restrictions on distributions from subsidiaries, (v) sales of assets and subsidiary stock,
                        (vi) transactions with affiliates and (vii) consolidations, mergers and the transfer of all or substantially all of the Company's assets. However, all of these limitations and prohibitions are subject to a number of important qualifications. See "Description of the Notes--Certain Covenants."

USE OF PROCEEDS.......  The net proceeds from the sale of the Notes and borrowings under the New Credit Facility will be used to repay all outstanding borrowings under the Company's existing credit facilities and such credit facilities will be terminated. See "Use of Proceeds" and "Capitalization."

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth summary historical consolidated financial information for the Company for the five fiscal years ended November 30, 1993. The table also presents certain pro forma consolidated financial data for the year ended November 30, 1993 which give effect to (i) the Offering, (ii) the New Credit Facility and (iii) the repayment of amounts outstanding under the Company's existing credit facilities assuming such transactions were consummated at the beginning of fiscal 1993 for the income statement and other data and as of November 30, 1993 for the balance sheet data. The summary historical and pro forma consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, which are included herein.

  Reference is also made to the Supplemental Financial Information contained on page 9 of this Prospectus which presents certain financial data of the Company for fiscal 1992 and 1993 on an adjusted basis to reflect certain effects of the Restructuring and other adjustments as described therein.

                                                                                             PRO FORMA(H)
                                     FISCAL YEAR ENDED NOVEMBER 30,                           YEAR ENDED
                          -----------------------------------------------------------------  NOVEMBER 30,
                             1989        1990           1991         1992(A)       1993(A)     1993(A)
                          ----------  ----------     ----------     ----------     --------  ------------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales...............  $1,296,993  $1,295,840     $1,215,310     $1,053,949     $731,980    $731,980
Gross profit............     514,412     489,603        434,007        350,304      226,801     226,801
Earnings (loss) before
 restructuring charges,
 interest and taxes.....      56,193      11,742        (22,702)       (14,915)      29,279      29,279
Restructuring and retail
 consolidation charges..         --       77,600         13,500        190,800          --          --
Interest expense........      28,418      28,952         23,793         21,135       22,869      21,142
Earnings (loss) before
 taxes..................      27,775     (94,810)       (59,995)      (226,850)       6,410       8,137
Tax provision (benefit).      10,365     (33,265)       (21,630)        (6,605)         190         241
Net earnings (loss).....      17,410     (61,545)(b)    (38,365)(c)   (220,245)(d)    6,220       7,896
Net earnings (loss) per
 common share and
 equivalent.............         .89       (3.11)(b)      (1.74)(c)      (8.59)(d)      .20         .25
Cash dividends per
 share..................       1.175         .90            .60            --           --          --
Average number of common
 shares and equivalents.      19,567      19,786         22,056         25,629       31,375      31,375
BALANCE SHEET DATA:
Total assets............  $  907,965  $  762,167     $  739,848     $  511,959     $405,111    $412,787
Long-term debt..........     270,969     226,623        105,498        248,713      207,416     217,416
Total debt..............     376,216     288,130        285,649        314,602      233,113     243,113
Total liabilities.......     547,831     469,629        452,840        441,534      296,114     306,114
Shareholders' equity....     360,134     292,538        287,008         70,425      108,997     106,673
OTHER DATA:
EBITDA(e)...............  $   87,231  $  (30,639)    $   (2,393)    $ (178,768)    $ 43,386    $ 43,386
Depreciation and
 amortization...........      31,038      35,219         33,809         26,947       14,107      14,107
Capital expenditures....      52,880      21,621         15,488          9,546        5,953       5,953
Ratio of earnings to
 fixed charges(f).......        1.54x           (g)            (g)            (g)      1.20x       1.27x

- --------
(a) The historical data includes results of operations sold or discontinued pursuant to the Restructuring, as described elsewhere herein and in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the 1993 Consolidated Financial Statements, which are included herein. See "Risk Factors--Operational and Financial Restructuring" and "Supplemental Financial Information."
(b) Includes a $51 million, or $2.59 per share, after-tax restructuring charge.
(c) Includes a $8.9 million, or $0.40 per share, after-tax charge to reflect the consolidation of the Company's retail operations.
(d) Includes a $191 million, or $7.44 per share, after-tax restructuring charge. See "Risk Factors--Operational and Financial Restructuring."
(e) EBITDA is defined as net income before extraordinary items, interest, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. For fiscal 1990, 1991 and 1992, EBITDA includes non-cash restructuring charges.

(f) For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and one-third of the operating rental expense which management believes is representative of the interest component of rent expense.
(g) Earnings did not cover fixed charges as follows:        (in thousands)

                                      Fiscal year ended November 30,
                                         1990: $ 89,907
                                      Fiscal year ended November 30,
                                         1991: $ 59,995
                                      Fiscal year ended November 30,
                                         1992: $226,850

(h) The pro forma 1993 data assume that the Offering and the New Credit Facility were consummated at the beginning of fiscal 1993 for the income statement and other data and as of November 30, 1993 for the balance sheet data, and that the net proceeds therefrom were used to repay amounts outstanding under the Company's existing debt agreements. The pro forma 1993 data are based on the 1993 historical financial information and have been adjusted for the effects of: (i) assumed interest rates of 9.75% for the Notes and 6% for borrowings under the New Credit Facility (LIBOR plus 2.50%), (ii) the incurrence of additional debt under the New Credit Facility for payment of approximately $7.6 million of fees and expenses relating to the Notes and the New Credit Facility and approximately $2.4 million of payments associated with the terminated credit facilities, (iii) the amortization of the $7.6 million of fees and expenses relating to the Notes and the New Credit Facility over the respective life of each agreement, (iv) the write-off of approximately $4.0 million of unamortized fees and payments associated with the terminated credit facilities on shareholders' equity and (v) the reduction in interest expense as a result of the new financing arrangements, net of related tax effects. Giving effect only to the Offering and not the New Credit Facility, the pro forma 1993 ratio of earnings to fixed charges would have been 1.13x.

                       SUPPLEMENTAL FINANCIAL INFORMATION

  The following Supplemental Financial Information for fiscal 1992 and 1993 has been prepared solely for illustrative purposes from the Company's 1992 and 1993 Consolidated Financial Statements and the internal books and records of the Company and should be read in conjunction with the "Selected Historical and Pro Forma Consolidated Financial Information" and the 1992 and 1993 Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The Supplemental Financial Information is intended to reflect certain results of operations for the Company's continuing businesses and operations after giving effect to the Restructuring and the other events described below, assuming that they had occurred at the beginning of fiscal 1992. The Supplemental Financial Information should not be considered in isolation or as a substitute for consolidated financial statements prepared in accordance with generally accepted accounting principles. The Supplemental Financial Information presents certain financial data for fiscal 1992 and 1993 after eliminating from the 1992 and 1993 Consolidated Financial Statements: (i) the sales and operating results of certain businesses and operations sold or discontinued as part of the Restructuring; (ii) the sales and estimated operating results associated with the Company's transactions with HSSI during fiscal 1992 and 1993; (iii) the other adjustments described below and (iv) the $191 million charge associated with the Restructuring. The Supplemental Financial Information does not purport to represent what the consolidated statement of earnings of the Company would have been had these businesses and operations been sold or discontinued for the full 1992 and 1993 fiscal years and does not purport to project the consolidated statement of earnings of the Company for any subsequent period.

  The Supplemental Financial Information is derived from the Company's 1992 and 1993 Consolidated Financial Statements after reflecting the following adjustments:

    (i) The sales and operating results of HSSI have been eliminated from the 1992 Consolidated Financial Statements for all of fiscal 1992 to reflect the sale of HSSI as part of the Restructuring.

    (ii) To reflect the sale or discontinuance of other businesses and operations principally pursuant to the Restructuring, the sales and operating results of certain businesses, including Country Miss and certain non-strategic manufacturing businesses which produced outerwear and military and commercial uniforms, have been excluded from the 1992 and 1993 Consolidated Financial Statements and the sales by such businesses to HSSI have been excluded from the HSSI Sales (as defined below).

    (iii) Since the sale of HSSI and its subsidiaries in 1992, HSSI has continued as a significant customer of the Company, although the volume of purchases by HSSI has been declining. On December 21, 1993, HSSI and 25 affiliates commenced voluntary cases under Chapter 11 of the United States Bankruptcy Code and are currently operating as debtors-in-possession. As a result of these circumstances, there can be no assurance that the Company will have future sales to HSSI. Sales of the Company's continuing businesses to HSSI (the "HSSI Sales") were approximately $67 million in fiscal 1992, including approximately $50 million prior to the date HSSI was sold (September 18, 1992) and $17 million subsequent to such date. In fiscal 1993, the HSSI Sales were approximately $37 million. To reflect the uncertainty regarding future sales to HSSI, the Supplemental Financial Information eliminates from the 1992 and 1993 Consolidated Financial Statements the HSSI Sales, the estimated gross margin associated with the HSSI Sales and the estimated variable operating costs directly attributable to the HSSI Sales. While a reduction of fixed operating costs may be achievable if sales levels are permanently reduced, the Supplemental Financial Information assumes that the sudden and complete loss of the HSSI Sales would not allow for a corresponding reduction of fixed costs in the short term. Consequently, the Supplemental Financial Information does not eliminate fixed costs relating to the HSSI Sales. To the extent fixed costs would have been allocated to the HSSI Sales, the estimated earnings would be greater than those presented below. See "Risk Factors--Uncertainties Regarding HSSI and MLR" and "Business--Legal Proceedings."

    (iv) The charge related to the Restructuring which has been eliminated included write-offs and other costs associated with the closing of certain Kuppenheimer stores and a related production facility. The Supplemental Financial Information does not include such charges or any other adjustments relating to Kuppenheimer.

    (v) The license agreement between HSM and Christian Dior-New York providing for the manufacture and marketing of men's tailored clothing under the Christian Dior(R) brand name was terminated during 1992. As a result, the sales, estimated gross margin and estimated variable operating costs attributable to the men's tailored clothing manufactured and sold by the Company pursuant to such license agreement have been eliminated from the 1992 Consolidated Financial Statements. See "Business--Legal Proceedings."

  The Supplemental Financial Information does not reflect an adjustment to historical interest expense for the investment in the sold or discontinued businesses and operations described above. To the extent interest expense would have been allocated to the investment in those sold or discontinued businesses and operations, the estimated earnings would have been greater than those presented below.

                       SUPPLEMENTAL FINANCIAL INFORMATION

                                                      UNAUDITED SUPPLEMENTAL
                                                       FINANCIAL INFORMATION
                                                         FISCAL YEAR ENDED
                                                           NOVEMBER 30,
                                                      ------------------------
                                                         1992         1993
                                                      -----------  -----------
                                                       (DOLLARS IN MILLIONS)
      Net sales......................................      $672.3  $     690.1
      Earnings before interest,
       taxes, depreciation
       and amortization (EBITDA)(a).................. $      32.8  $      35.2
      Earnings before interest
       and taxes (EBIT)(a)........................... $      16.6  $      21.1
      Earnings (loss) before taxes................... $      (4.5) $      (1.8)

- --------

(a) EBITDA and EBIT are presented because they are generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA and EBIT should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of the Company's profitability or liquidity. For fiscal 1992 and 1993, actual EBITDA was $(178.8) million and $43.4 million, respectively.

                                  RISK FACTORS

INDEBTEDNESS AND LIQUIDITY

  The Company has significant debt service obligations. As of November 30, 1993, after giving effect to the use of proceeds of the Offering contemplated hereby and borrowings under the New Credit Facility (as defined herein) to repay Senior Debt, the Company's total indebtedness would have been approximately $243 million and total shareholders' equity would have been approximately $105 million, resulting in a total pro forma debt to total capitalization of 70%. In addition, assuming the closing of the Offering and the New Credit Facility (collectively, the "Financing Transactions") occurred on November 30, 1993 and after giving effect to the use of borrowings under the New Credit Facility to repay Senior Debt, approximately $54 million of additional borrowing capacity would have been available (subject to the borrowing base formula) under the Company's New Credit Facility as of November 30, 1993. The Company's borrowing needs are seasonal in nature. The maximum amount of Senior Debt outstanding during fiscal 1993, assuming the closing of the Financing Transactions at such time, would have been approximately $196 million as compared to approximately $143 million of Senior Debt that would have been outstanding as of November 30, 1993, assuming the closing of the Financing Transactions as of such date. Management believes that amounts available under the New Credit Facility will be sufficient to meet its peak borrowing requirements. As of November 30, 1993, assuming the closing of the Financing Transactions on such date, approximately $123 million of the $143 million of Senior Debt that would have been outstanding would mature within three years. Such Senior Debt must be refinanced on or before such maturity. The Company's ability to refinance the New Credit Facility at maturity will depend on a number of circumstances, including prevailing economic and industry conditions and the financial condition and operations of the Company and the businesses it operates, some of which are beyond the Company's control. There can be no assurance that the Company will be able to refinance the New Credit Facility at such time. See "Description of Certain Indebtedness."

  The level of the Company's indebtedness could have important consequences to holders of the Notes, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, debt service requirements, general corporate purposes or other purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the Company's interest expense and principal repayment obligations, (iii) the Company may be more highly leveraged than certain of its competitors, which may place the Company at a competitive disadvantage and (iv) the Company may be more vulnerable in the event of a downturn in its businesses.

  The New Credit Facility will contain material restrictions on the operation of the Company's business, including covenants pertaining to capital expenditures, asset sales, operating leases, minimum net worth and incurrence of additional indebtedness, and ratios relating to minimum accounts payable to inventory, maximum funded debt to EBITDA and minimum fixed charge coverage, as well as other customary covenants, representations and warranties, funding conditions and events of default. See "Description of Certain Indebtedness--New Credit Facility." A breach of one or more of certain covenants under such agreement could result in an acceleration of the Company's obligations thereunder, the inability of the Company to borrow additional amounts under the New Credit Facility to meet seasonal borrowing needs or the suspension of interest payments on the Notes. In addition, the New Credit Facility will contain cross-default provisions whereby a default under one of the other agreements governing the Senior Debt will constitute an event of default under the New Credit Facility. Any or all of such restrictions, limitations or contingencies, as well as the Company's significant leverage, could adversely affect the Company's ability to incur additional indebtedness, make capital expenditures, take advantage of business opportunities that may arise and withstand competitive pressures or adverse economic conditions. Assuming the New Credit Facility is consummated as of March 31, 1994 and the Company's existing credit facilities are repayed and terminated, the Company would expect to record an extraordinary pre-tax charge in the second quarter of 1994 of approximately $4 million, representing the loss from early extinguishment of debt.

  The Company's ability to make interest payments on the Notes and to repay the Notes at maturity will be dependent on the Company's future operating performance, which is itself dependent on a number of factors which are beyond the Company's control, and the ability of the Company to incur additional indebtedness. Although there can be no assurance that the Company will be able to raise sufficient funds, internally or externally, to make such required payments, the Company believes that, based upon current operations, anticipated growth in working capital requirements and the amount anticipated to be available for borrowing under the Company's New Credit Facility, it will be able to meet its obligations as they come due.

RECENT OPERATING LOSSES

  The Company did not report income from continuing operations from fiscal 1990 through fiscal 1992. For the fiscal year ended November 30, 1993, the Company's pre-tax earnings were $6.4 million compared to a pre-tax loss of $226.9 million for the same period in fiscal 1992. The pre-tax loss reported in fiscal 1992 included a $190.8 million restructuring charge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical and Pro Forma Consolidated Financial Information" and "--Operational and Financial Restructuring." Although the Company reported consolidated pre-tax earnings for fiscal 1993, conditions in the women's wholesale and men's direct-to-consumer businesses resulted in operating losses in fiscal 1993 for the IWA and Kuppenheimer operations. The Company's IWA business unit, which commenced operations in 1992, has reported operating losses since its inception. The Company is reviewing the profitability prospects and strategic direction of, and its options with respect to, IWA, and may in the future decide to discontinue IWA's product lines or change its distribution channels. Any such actions, if taken, may have an adverse effect on the Company's results of operations. IWA represented approximately 4% of the Company's fiscal 1993 net sales.

OPERATIONAL AND FINANCIAL RESTRUCTURING

  In 1992, the Company implemented the Restructuring to refocus its business operations around its profitable core wholesale men's apparel franchise and to restructure its balance sheet. The operational aspects of the Restructuring included the sale of HSSI, the Company's principal retail unit; the discontinuance of its Country Miss retail and manufacturing operations; the closing of certain Kuppenheimer stores not achieving minimum profitability requirements; the reduction of production capacity which was no longer required to support reduced retail operations; and the sale or closing of non-strategic manufacturing businesses which manufactured outerwear and military and commercial uniforms. The total sales for fiscal 1992 for all of the businesses and operations sold or discontinued in conjunction with the Restructuring was approximately $365 million. The Company's financial statements for fiscal 1992 include restructuring charges of $191 million. See Notes to the Consolidated Financial Statements of the Company included herein. For additional information regarding the Company's current relationship with HSSI, see "--Uncertainties Regarding HSSI and MLR" and "Business--Legal Proceedings."

  As part of the Restructuring, in December 1992, the Company consolidated and extended its borrowing facilities pursuant to which, among other things, (i) the maturity of $307 million of the Company's outstanding indebtedness was consolidated and extended until December 30, 1995 pursuant to the terms of a new secured and guaranteed borrowing facility (the "Override Agreement"), (ii) an additional seasonal borrowing availability of $35 million was obtained (the "Bridge Facility") and (iii) certain restrictive covenants with respect to the Company's indebtedness were added and existing covenants were adjusted to reflect the condition of the Company following the commencement of such Restructuring. In addition, the Company raised $30 million through the sale of shares of its common stock and a warrant to purchase its common stock (the "Equity Investment") in a private placement to Traco International, N.V. ("Traco"). Concurrently with the issuance of the Notes, the Company anticipates entering into the New Credit Facility and repaying and terminating its obligations under the Override Agreement and the Bridge Facility. The New Credit Facility is conditioned upon the consummation of the sale of the Notes contemplated hereby. As of November 30, 1993, assuming the closing of the Financing Transactions and the application of the proceeds thereof, approximately $54 million of additional borrowing capacity would have been available under the New Credit Facility (subject to the borrowing base formula). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness."

UNCERTAINTIES REGARDING HSSI AND MLR

  HSSI and its subsidiaries were sold to HSSA Group, Ltd. ("HSSA") in 1992 in connection with the Restructuring for a promissory note of HSSA (the "HSSA Note") which was secured by a pledge of the common stock of HSSI (the "HSSI Stock") pursuant to a Stock Pledge Agreement (the "Pledge Agreement"). The Company believes that HSSA is 100% owned by the three sons of the sole shareholder of Maurice L. Rothschild & Co. ("MLR") and at least one of the shareholders of HSSA is also a director of MLR. Following the sale, HSSI has continued as a significant customer of the Company, although the volume of HSSI Sales has been declining. HSSI Sales in fiscal 1993 were approximately $37 million (representing 5% of the Company's fiscal 1993 total sales), a decrease from fiscal 1992 HSSI Sales of approximately $67 million. In connection with the 1992 sale to HSSA, HSSI agreed to purchase from the Company, in each of the two twelve-month periods following the closing of the sale, products having an aggregate wholesale purchase price of at least $35 million.

  On December 21, 1993, HSSI and 25 affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") and are currently operating as debtors-in-possession. Any supply agreement entered into between the Company and HSSI prior to December 21, 1993 may be deemed an executory contract subject to assumption or rejection by HSSI under the Bankruptcy Code, and there can be no assurance that HSSI will assume any such supply agreement if such agreement is deemed an executory contract.

  When HSSI's Chapter 11 petitions were filed, HSSI's total outstanding indebtedness to the Company (excluding its guaranty of the $35 million HSSA
Note) was approximately $4.5 million. MLR has extended credit support to HSSI and others in connection with purchases from the Company and, as a result, has total outstanding indebtedness to the Company of approximately $10.6 million (including interest charges) with respect to such purchases. The foregoing amounts of indebtedness of HSSI and MLR do not reflect amounts received by the Company aggregating approximately $4.8 million in November 1993. On February 4, 1994, MLR filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On the same day, MLR commenced an adversary proceeding against the Company to recover the $4.8 million payment as a voidable preference under the Bankruptcy Code, and such proceeding has been dismissed without prejudice. According to documents filed in HSSI's Chapter 11 cases, MLR asserts a secured claim against HSSI and its subsidiaries in the approximate amount of $17.5 million, which claim is disputed by HSSI and its subsidiaries.

  On November 23, 1993, after the Company determined that certain obligations under the HSSA Note and related documents had been breached, the Company exercised certain of its rights under the Pledge Agreement to, among other things, cause the HSSI Stock to be voted to elect a new Board of Directors. On November 29, 1993, HSSA filed a complaint for declaratory and preliminary and permanent injunctive relief against the Company in the Circuit Court of Cook County, Illinois (the "Circuit Court"), alleging that the Company improperly and wrongfully seized ownership of HSSI and seeking an order declaring, among other things, that HSSA is and remains the owner of HSSI. On January 24, 1994, HSSA was granted leave, subject to pending objections, to file an amended complaint. The amended complaint seeks actual damages in an unspecified amount and punitive damages of at least $10 million for, among other things, breach of contract, tortious interference with contract, and conversion. Also on January 24, 1994, MLR filed a complaint (which was amended on February 4, 1994) against the Company and six subsidiaries, among others, in the Circuit Court seeking actual damages of $19 million and punitive damages of over $100 million for tortious interference with contract and interference with prospective economic advantage. After consultation with counsel, management of the Company believes that the Company has meritorious defenses to the actions against the Company referred to above and that such actions will not have a material adverse effect on the Company's business or financial condition. For additional information concerning these and other legal proceedings involving HSSI and the Company, see "Business--Legal Proceedings."

  Under current circumstances, there can be no assurance that the Company will have any future sales to HSSI, that the Company will be able to collect amounts owed by HSSI or MLR, that MLR will provide any future credit support to HSSI or that either HSSI or MLR will continue as a going concern (including as a result of liquidation). A substantial reduction or loss of sales to HSSI, the inability of the Company to collect amounts owed it by HSSI or MLR, the recovery by MLR of the $4.8 million payment to the Company described above, an adverse determination in the proceedings against the Company described above or the costs associated with any prolonged litigation with respect to the above matters may adversely affect the Company's total revenues or earnings. See "Supplemental Financial Information."

RANKING OF THE NOTES

  The operations of the Company are conducted through its operating subsidiaries and, therefore, the Company is dependent on the earnings and cash flow of the operating subsidiaries to meet its debt obligations, including its obligations with respect to the Notes. There are presently no restrictions on the ability of the Company's subsidiaries to pay dividends on their capital stock. Because the consolidated operating assets of the Company will be held by various operating subsidiaries, the Notes will effectively be subordinated to the claims of creditors of the operating subsidiaries.

  The Notes are also subordinated to all existing and future Senior Debt of the Company, including up to $175 million that can be outstanding under the New Credit Facility and approximately $22 million outstanding as of November 30, 1993 under other Senior Debt. See "--Indebtedness and Liquidity," "Description of the Notes--Ranking" and "Description of Certain Indebtedness." In the event of a bankruptcy proceeding involving the Company, the Company's assets would be available to pay obligations on the Notes only after all indebtedness of the Company's subsidiaries and all Senior Debt has been paid in full, and, in such event, there may not be sufficient assets to pay in full or in part amounts due on the Notes. Substantially all of the Company's and its subsidiaries' current assets and intangible assets will secure, and such subsidiaries will guaranty, the indebtedness under the New Credit Facility. As of November 30, 1993, assuming the closing of the Financing Transactions on such date and after giving effect to the use of the proceeds thereof to pay existing credit facilities, the amount of indebtedness outstanding under the New Credit Facility would have been approximately $121 million, with approximately $54 million of additional borrowing capacity available (subject to the borrowing base formula) for future borrowing. See "Use of Proceeds" and "Description of Certain Indebtedness."

  The subordination provisions of the Indenture provide that no payment may be made by the Company with respect to the Notes upon the occurrence of a default in the payment or required prepayment of principal of (or premium, if any), or interest on, certain Senior Debt, until such default shall have been cured or waived. In addition, upon the occurrence of any other event entitling the maturity of Senior Debt to be accelerated and receipt by the trustee under the Indenture of written notice of such occurrence, lenders under the Senior Debt will be able to block payment on the Notes for specified periods of time. See "Description of the Notes--Ranking."

COMPETITION

  All of the markets in which the Company competes--men's tailored clothing, men's slacks and sportswear, women's sportswear and women's career apparel--are highly competitive. The Company's primary competition varies by product, style and price point. Some of the competitors of the Company's individual business units are significantly larger and more diversified and have substantially greater resources than the Company's business units.

  The Company's largest product category, men's tailored clothing, is highly fragmented and characterized by vigorous price and brand competition. According to the U.S. Department of Commerce, since 1989, the men's and boys' tailored clothing industry has experienced a decline in both dollar sales and unit volume. These declines were attributable primarily to the onset of a recession, which caused retail consumers to curtail or defer their purchases of tailored clothing. In addition, the impact of the recession on the industry was exacerbated by a number of other factors, including the significant level of layoffs among white collar workers, the principal customers for men's tailored clothing. Moreover, the retailing industry has suffered severe financial disruptions that have resulted in continuing high levels of price promotion and discounting. This development placed added pressure on the profit margins realized by manufacturers of men's tailored clothing. The industry has also been affected by the relaxation of dress codes by many employers and the long-term trend toward a more casual lifestyle.

  A principal channel of distribution for men's tailored clothing, particularly outside of large cities, has been small traditional specialty stores. In recent years, there has been a decline in the number of these stores, caused in large part by the expansion of department stores and larger specialty store chains into shopping malls, the growth of factory outlet centers and, especially in metropolitan markets, the rapid growth of value-priced specialty stores.

  Although imports have been a significant factor in the men's tailored clothing industry in recent years, they have generally been at either the lowest or the highest retail price points. Imports of men's tailored clothing are subject to quotas and import duties. The duty on imports of men's and boys' tailored clothing currently varies depending upon the fabric used and may range as high as 22%. The recently concluded North American Free Trade Agreement ("NAFTA") provides for the gradual elimination of tariffs and quotas on men's tailored clothing meeting NAFTA's strict rules of origin. Currently, men's tailored clothing that is manufactured in Canada but does not meet these strict rules of origin may be imported into the United States at relatively low tariff levels subject to specified quotas; any products imported above these quota levels would be subject to existing tariff rates. The recently consummated General Agreement on Trade and Tariffs ("GATT") treaty reduces both duties and quotas for apparel as well as fabric. The net effect on the Company of reduced tariffs on its foreign competition and on its foreign-sourced finished apparel and fabric is uncertain at this time.

DEPENDENCE ON BURLINGTON INDUSTRIES

  The Company's principal raw material is fabric. In fiscal 1993, the Company purchased approximately 48% of the total dollar amount of its fabric requirements from Burlington Industries, Inc. ("Burlington"). Burlington and certain predecessors have supplied fabric to the Company for over 50 years, and the Company believes that it is one of Burlington's major customers. While the Company believes that a variety of alternative sources of supply exist to satisfy its fabric requirements, the unanticipated, sudden loss of Burlington as the Company's principal supplier of fabric or a prolonged interruption in shipments from Burlington could have a material adverse effect on the Company because of the cost and delay associated with obtaining one or more alternative sources of supply or with waiting for the end of any such interruption. As is customary in its industry, the Company has no long-term supply contracts with Burlington or any of its other suppliers.

DEPENDENCE ON CERTAIN CUSTOMERS

  The Company's customers include major United States department and specialty stores (certain of which are under common ownership and control), mass merchandisers, value-oriented retailers and direct mail companies. The Company's top ten customers accounted for approximately 37% of net sales in fiscal 1993, and the Company's largest customer, Dillard Department Stores, represented approximately 12% of net sales. No other customer accounted for more than 7% of net sales in fiscal 1993. A decision by any one of these customers to substantially decrease the amount of merchandise purchased from the Company or to cease carrying the Company's products could adversely affect the Company. See "--Uncertainties Regarding HSSI and MLR."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  There is no existing market for the Notes and there can be no assurance regarding the future development of a market for the Notes, the ability of holders of the Notes to sell their Notes or the price at which such holders may be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Each of the Underwriters has advised the Company that it intends to act as market maker for the Notes. However, any such market making may be discontinued by each such Underwriter at any time in its sole discretion. No assurance can be given as to the liquidity of the trading market for the Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market for the Notes will not be subject to similar disruptions in the future. Any such disruptions may have an adverse effect on holders of the Notes.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $96 million after deduction of estimated underwriting discounts and expenses. The Company intends to use the net proceeds from the sale of the Notes contemplated hereby and borrowings under the New Credit Facility to repay all outstanding borrowings under the Override Agreement. Concurrently with such repayment, the Company intends to terminate the Bridge Facility and the Override Agreement. At November 30, 1993, the Company's Senior Debt consisted of $226.4 million under the Override Agreement and $6.7 million of other Senior Debt. Borrowings under the Override Agreement bear interest at prime plus 2% for bank lenders, 10.3% for the insurance lenders and 9.19% for the ESOP loan guaranteed by the Company. As of November 30, 1993, the weighted average of interest rates was 8.2% per annum under the Override Agreement. See "Risk Factors--Indebtedness and Liquidity" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

  The following table sets forth the historical consolidated capitalization of the Company at November 30, 1993 and the pro forma capitalization of the Company as of such date as adjusted to give effect to the Offering and borrowings under the New Credit Facility and the application of the estimated net proceeds therefrom to repay the indebtedness outstanding under the Override Agreement. This table should be read in conjunction with "Selected Historical and Pro Forma Consolidated Financial Information," "Supplemental Financial Information" and the Consolidated Financial Statements of the Company and Notes thereto which are included herein.

                                                         NOVEMBER 30, 1993
                                                         ---------------------
                                                         ACTUAL    AS ADJUSTED
                                                         ------    -----------
                                                            (DOLLARS IN
                                                             MILLIONS)
   Short-term debt...................................... $ 25.7(a)   $ 25.7(b)
                                                         ======      ======
   Long-term debt:(c)
     Override Agreement................................. $185.9      $  --
     Bridge Facility....................................    --          --
     New Credit Facility................................    --         95.9
     Industrial development bonds.......................   20.6(d)     20.6
     Notes offered hereby...............................    --        100.0
     Other debt, extending to 2007......................     .9          .9
                                                         ------      ------
       Total long-term debt.............................  207.4       217.4
                                                         ------      ------
   Shareholders' equity:
     Preferred shares ($1 par value; authorized--
      2,500,000; issued--none)..........................    --          --
     Common stock ($2.50 par value; authorized--
      75,000,000; issued--31,951,464)...................   79.9        79.9
     Additional paid-in capital.........................   74.3        74.3
     Retained earnings..................................  (33.4)      (37.4)(e)
     Unearned employee benefits.........................  (11.8)      (11.8)
                                                         ------      ------
       Total shareholders' equity.......................  109.0       105.0
                                                         ------      ------
       Total long-term debt and shareholders' equity.... $316.4      $322.4
                                                         ======      ======

- --------

  (a) Includes $25 million of borrowings under the Override Agreement.

  (b) Includes $25 million of borrowings under the New Credit Facility.

  (c) See "Description of Certain Indebtedness."
  (d) Includes $15.5 million of industrial development bonds supported by letters of credit which are a part of the Override Agreement.
  (e) Retained earnings declined due to the write-off of unamortized fees and payments associated with terminated credit facilities.

      SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth selected historical consolidated financial information of the Company for each of the five years ended November 30, 1993. The table also presents certain pro forma consolidated financial data for the year ended November 30, 1993 which give effect to (i) the Offering, (ii) the New Credit Facility and (iii) the repayment of amounts outstanding under the Company's existing credit facilities assuming such transactions were consummated at the beginning of fiscal 1993 for the income statement and other data and as of November 30, 1993 for the balance sheet data.

  The pro forma consolidated financial information does not purport to represent what the Company's results of operations would have been had such transactions in fact occurred on such date. The pro forma consolidated financial data are based upon currently available information and upon certain assumptions that the Company believes to be reasonable, and should be read in conjunction with the Company's Consolidated Financial Statements, which are included herein.

                                                                                            PRO FORMA(H)
                                    FISCAL YEAR ENDED NOVEMBER 30,                           YEAR ENDED
                          ----------------------------------------------------------------  NOVEMBER 30,
                             1989        1990           1991         1992(A)      1993(A)     1993(A)
                          ----------  ----------     ----------     ---------     --------  ------------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales...............  $1,296,993  $1,295,840     $1,215,310     1,053,949     $731,980    $731,980
Finance charges,
 interest and other
 income.................      14,979      14,286         10,761         9,566        5,980       5,980
Cost of goods sold......     782,581     806,237        781,303       703,645      505,179     505,179
Selling, administrative
 and occupancy expenses.     473,198     492,147        467,470       374,785      203,502     203,502
Restructuring and retail
 consolidation charges..         --       77,600         13,500       190,800          --          --
Interest expense........      28,418      28,952         23,793        21,135       22,869      21,142
Earnings (loss) before
 taxes..................      27,775     (94,810)       (59,995)     (226,850)       6,410       8,137
Tax provision (benefit).      10,365     (33,265)       (21,630)       (6,605)         190         241
Net earnings (loss).....      17,410     (61,545)(b)    (38,365)(c)  (220,245)(d)    6,220       7,896
Net earnings (loss) per
 common share and
 equivalent.............         .89       (3.11)(b)      (1.74)(c)     (8.59)(d)      .20         .25
Dividends per share.....       1.175         .90            .60           --           --          --
BALANCE SHEET DATA:
Total assets............  $  907,965  $  762,167     $  739,848     $ 511,959     $405,111    $412,787
Current assets..........     697,661     577,894        578,632       429,773      337,715     339,391
Accounts receivable.....     210,555     132,719        134,748       159,772      120,442     120,442
Inventories.............     473,999     409,599        404,995       216,751      193,818     193,818
Current liabilities.....     276,862     243,006        347,342       192,821       88,698      88,698
Long-term debt..........     270,969     226,623        105,498       248,713      207,416     217,416
Total debt..............     376,216     288,130        285,649       314,602      233,113     243,113
Shareholders' equity....     360,134     292,538        287,008        70,425      108,997     106,673
OTHER DATA:
EBITDA(e)...............  $   87,231  $  (30,639)    $   (2,393)    $(178,768)    $ 43,386    $ 43,386
Depreciation and
 amortization...........      31,038      35,219         33,809        26,947       14,107      14,107
Capital expenditures....      52,880      21,621         15,488         9,546        5,953       5,953
Ratio of earnings to
 fixed charges(f).......        1.54x            (g)            (g)           (g)     1.20x       1.27x

- --------
(a) The historical data includes results of operations sold or discontinued pursuant to the Restructuring, as described elsewhere herein and in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the 1993 Consolidated Financial Statements, which are included herein. See "Risk Factors--Operational and Financial Restructuring" and "Supplemental Financial Information."
(b) Includes a $51 million, or $2.59 per share, after-tax restructuring charge.
(c) Includes an $8.9 million, or $0.40 per share, after-tax charge to reflect the consolidation of the Company's retail operations.
(d) Includes a $191 million, or $7.44 per share, after-tax restructuring charge. See "Risk Factors--Operational and Financial Restructuring."
(e) EBITDA is defined as net income before extraordinary items, interest, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. For fiscal 1990, 1991 and 1992, EBITDA includes non-cash restructuring charges.
(f) For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and one-third of the operating rental expense which management believes is representative of the interest component of rent expense.
(g) Earnings did not cover fixed charges as follows:           (in thousands)
                                        Fiscal year ended November 30,
                                           1990:$ 89,907
                                        Fiscal year ended November 30,
                                           1991:$ 59,995
                                        Fiscal year ended November 30,
                                           1992:$226,850

(h) The pro forma 1993 data assume that the Offering and the New Credit Facility were consummated at the beginning of fiscal 1993 for the income statement and other data and as of November 30, 1993 for the balance sheet data, and that the net proceeds therefrom were used to repay amounts outstanding under the Company's existing debt agreements. The pro forma 1993 data are based on the 1993 historical financial information and have been adjusted for the effects of: (i) assumed interest rates of 9.75% for the Notes and 6% for borrowings under the New Credit Facility (LIBOR plus 2.50%), (ii) the incurrence of additional debt under the New Credit Facility for payment of approximately $7.6 million of fees and expenses relating to the Notes and the New Credit Facility and approximately $2.4 million of payments associated with the terminated credit facilities,
    (iii) the amortization of the $7.6 million of fees and expenses relating to the Notes and the New Credit Facility over the respective life of each agreement, (iv) the write-off of approximately $4.0 million of unamortized fees and payments associated with the terminated credit facilities on shareholders' equity and (v) the reduction in interest expense as a result of the new financing arrangements, net of related tax effects. Giving effect only to the Offering and not the New Credit Facility, the pro forma 1993 ratio of earnings to fixed charges would have been 1.13x.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                         AND RESULTS OF OPERATIONS

  Fiscal 1993 results reflect the strengthening of the Company's financial condition as a result of the Restructuring commenced in 1992 which refocused the Company's business operations around its profitable core wholesale men's apparel franchise and restructured its balance sheet. See "Business-- Operational and Financial Restructuring." The Company's continuing businesses currently comprise: (i) MAG, which designs, manufactures and markets men's tailored clothing on a wholesale basis, principally through its HSM, Intercontinental Branded Apparel and Hickey-Freeman business units, and slacks and sportswear, principally through its Trans-Apparel Group, Biltwell and Bobby Jones business units; (ii) Kuppenheimer, the vertically integrated factory-direct-to-consumer manufacturer of popular priced men's tailored clothing whose products are sold, along with related apparel procured from unaffiliated third parties, exclusively through Kuppenheimer operated retail stores; and (iii) Women's Apparel Group, comprised of Barrie Pace, a direct mail business offering a wide range of apparel and accessories to the business and professional woman through its catalogs, and IWA, which markets women's career apparel and sportswear to department and specialty stores under owned and licensed brand names. For financial reporting purposes, the Company's business units are identified as the wholesale segment, which principally consists of MAG and IWA, and the direct-to-consumer ("consumer") segment, which is principally comprised of Kuppenheimer and Barrie Pace.

RESULTS OF OPERATIONS

  Consolidated 1993 sales were $732.0 million compared to $1.054 billion in 1992 and $1.215 billion in 1991. The 1993 sales decline of 30.5% compared to 1992 and the 13.3% decrease in 1992 compared to 1991 were substantially attributable to the disposition or discontinuance of various businesses as a result of the Restructuring. Over this period, sales of the Company's continuing businesses experienced small increases, principally related to the start-up of IWA and growth at Barrie Pace and in men's tailored clothing (excluding the HSSI Sales).

  Consolidated 1993 pre-tax income was $6.4 million compared to pre-tax losses of $226.9 million in 1992 and $60.0 million in 1991. Results for 1992 reflected, in addition to $190.8 million of restructuring charges, the aggregate operating losses associated with businesses sold or discontinued in connection with the Restructuring. Results for 1991 included a $13.5 million pre-tax charge taken to consolidate the Company's retail operations. Over this period, pre-tax earnings for the Company's continuing businesses showed a small improvement, principally related to reductions in corporate expenses. Net income for 1993 was $6.2 million or $.20 per share and reflected an effective tax rate of 3.0%. As discussed below, the Company's deferred tax assets include significant operating loss carryforwards available to offset future taxable income, which are substantially offset by valuation allowances due to uncertainties associated with the realization of such tax benefits. The net loss for 1992 was $220.2 million or $8.59 per share, which reflected a tax benefit of 2.9%. The net loss of $38.4 million or $1.74 per share in 1991 reflected a full tax benefit of 36.1%.

  Wholesale and Consumer Segments. Wholesale segment sales, which represent products manufactured by the Company and sold to unaffiliated retailers for resale to consumers, were $567 million in 1993, $592 million in 1992 and $578 million in 1991. The 4.2% decrease in 1993 as compared to 1992 was substantially attributable to the sale or closing of non-strategic manufacturing businesses which manufactured outerwear and commercial and military uniforms. This decrease in sales was partially offset by a slight increase in sales of the Company's continuing businesses and by $37 million of sales to HSSI being reflected in consolidated sales in 1993 compared to $18 million in 1992 which represented only those sales to HSSI subsequent to the Company's disposition of HSSI in September 1992. Prior to this disposition, sales to HSSI were considered intercompany and not reflected in consolidated sales. In 1992, such intercompany sales to HSSI were over $50 million. The 2.5% increase in wholesale segment sales in 1992 over 1991 was principally attributable to the introduction of new women's apparel brands and a slight increase in men's apparel sales, which were attributable to $18 million of sales to HSSI subsequent to its disposition by the Company. As a result of the Restructuring, the percentage of wholesale segment sales to consolidated sales increased to 77.5% in 1993 as compared to 56.2% in 1992 and 47.6% in 1991.

  Also as a result of the Restructuring, sales in the consumer segment (identified for reporting purposes in prior years as the retail segment) declined to $165 million in 1993 from $462 million in 1992 and $637 million in 1991, and, as a result, represented 22.5% of consolidated sales in 1993 compared to 43.8% in 1992 and 52.4% in 1991. The consumer segment was principally comprised of the Kuppenheimer and Barrie Pace businesses during 1993. The consumer segment in 1992 and 1991 also included HSSI and the operations of the Old Mill stores. The 64.3% decrease in 1993 compared to 1992 and the 27.6% reduction in 1992 compared to 1991 were substantially attributable to the disposition of HSSI and discontinuance of the Old Mill stores as part of the Restructuring. Barrie Pace continued to experience sales increases during this period. Kuppenheimer's full year comparable store sales declined 6% in 1993, 5% in 1992 and 4% in 1991. Consumer segment sales for 1992 reflected declines in comparable store sales at HSSI and Country Miss, prior to the sale or discontinuance of the stores, of approximately 13% and 9%, respectively. Consumer segment sales as a percentage of total sales are expected to decline further in the future, reflecting fewer Kuppenheimer stores as a result of the Restructuring and the Company's emphasis on its wholesale businesses.

  Wholesale segment earnings before interest and taxes, which include the manufacturing gross margin on products sold to unaffiliated retailers, were $37 million in 1993, $25 million in 1992 and $27 million in 1991. Men's tailored clothing represented a substantial portion of segment earnings in each year. Wholesale segment earnings for 1992 included an $8 million restructuring charge associated with discontinued businesses. The remaining 1993 increase compared to 1992 was principally attributable to improvements within the slacks and sportswear businesses. Also, the operating losses associated with women's wholesale apparel were reduced in each year.

  Consumer segment earnings before interest and taxes include the gross margin between retail selling price and cost associated with products manufactured by the Company and products purchased from unaffiliated sources. Consumer segment earnings were $2.5 million in 1993 compared to losses of $199 million in 1992 and $41 million in 1991. Segment results for 1993 include earnings in the Barrie Pace catalog business, partially offset by an operating loss at Kuppenheimer, which was principally attributable to its lower comparable store sales. Consumer segment results include $168 million in restructuring charges in 1992 and a $13.5 million provision associated with the consolidation of retail operations in 1991, actions which followed previous programs to improve retail operations through selective store closings and expense reductions. In addition to the non-recurring charges described above, additional factors contributing to the consumer segment losses in 1992 and 1991 were lower comparable store sales, high markdowns relative to sales and certain occupancy and administrative costs which did not decrease proportionately with the lower sales.

  Gross Margins. The consolidated gross margin percentage of sales was 31.0% in 1993, 33.2% in 1992 and 35.7% in 1991, a decline which primarily resulted from the Company's change in business mix as a result of the Restructuring. Wholesale sales generally produce a lower gross margin ratio to sales (and lower selling, administrative and occupancy expenses) compared to the consumer segment and represented 77.5% of consolidated sales in 1993 compared to 56.2% in 1992 and 47.6% in 1991. The percentage of wholesale sales to total sales is expected to increase in 1994 due to fewer stores operated by Kuppenheimer. While the consolidated ratio of gross margin to sales declined in 1993 compared to 1992, gross margin in both the wholesale and consumer segments improved compared to 1992. Current year results included $3.6 million of income resulting from lower LIFO inventories compared to $3.3 million of LIFO income in 1992; LIFO income in 1993 produced a .5% favorable impact on gross margin in 1993 compared to a .3% favorable impact in 1992. The consolidated gross margin percentage decline in 1992 compared to 1991 also reflected lower consumer segment margins, as wholesale margins were approximately even.

  Selling, Administrative and Occupancy Expenses. Selling, administrative and occupancy expenses represented 27.8% of sales in 1993 compared to 35.6% in 1992 and 38.5% in 1991. Consolidated expenses of $204 million in 1993 declined by approximately $171 million compared to 1992. The lower dollar level and percentage of sales ratio of these expenses reflected the disposition of HSSI, the effect of expense reduction programs in ongoing businesses and the greater proportion of wholesale business with its lower operating expense ratio to sales compared to the consumer segment. Both the dollar level and corresponding ratio to sales are expected to decline further in 1994 from the reduced level of retail operations compared to 1993. Wholesale segment operating expenses in 1993 declined in comparison to 1992 principally from discontinued businesses, although the percentage of sales was approximately the same. Consumer segment operating expenses declined substantially, both in dollars and as a percentage of sales in 1993 as compared to 1992, and in 1992 as compared to 1991, reflecting the disposition of HSSI, the wind down of the Old Mill retail store operations, expense reduction programs in ongoing businesses and the greater proportion of consolidated sales represented by the wholesale businesses. Aggregate 1992 expenses of $375 million declined by approximately $93 million from 1991, attributable to the disposition of HSSI and closing most of the Old Mill retail stores in 1992.

  Advertising expenditures, which are included in Selling, Administrative and Occupancy Expenses, declined to $20 million in 1993 from $33 million in 1992 and $48 million in 1991, representing 2.7%, 3.1% and 4.0% of consolidated sales, respectively. The dollar and percentage declines in each year were principally attributable to the disposition of HSSI and the wind down of the Old Mill retail stores, although wholesale segment advertising expenditures also declined both in dollars and as a percentage of sales in each year. Advertising expenditures applicable to wholesale operations are expected to increase during 1994 relating to both new and existing brands.

  Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106"), requires the recognition of an obligation related to employee service pursuant to a postretirement benefit plan and is mandatory for the Company's fiscal year ending November 30, 1994. As retiree contributions offset the full cost of the Company-sponsored medical programs, no transition obligation is expected upon adoption of FAS 106 and there would be no effect on either net earnings or shareholders' equity.

  Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, requires the recognition of obligations related to benefits provided by an employer to former or inactive employees after employment but before retirement, and is mandatory for the Company's fiscal year ending November 30, 1995. The Company believes that adoption is not expected to have a material impact on its financial condition.

  Other Income. Finance charges, interest and other income aggregated $6.0 million in 1993, $9.6 million in 1992 and $10.8 million in 1991. Other income was comprised principally of licensing income in 1993, and also included service charges on the retail receivables of HSSI in 1992 and 1991. The decrease in each year was principally attributable to the impact of the receivables sale program, described in the accompanying Notes to Consolidated Financial Statements, which commenced in June 1990 and terminated in October 1992.

  Interest Expense. Interest expense was $23 million in 1993, $21 million in 1992 and $24 million in 1991. The increase of approximately $2 million in 1993 compared to 1992 was attributable to increased interest rates associated with the Company's refinancing along with higher financing fee amortization. On a weighted average basis, total borrowing rates increased by approximately 1%; this rate increase was mitigated by lower average borrowings from reduced working capital requirements and the $30 million Equity Investment. The decrease of approximately $3 million in 1992 compared to 1991 reflected a 1.5% decline in average bank borrowing rates; total borrowings averaged $10 million higher during 1992 compared to 1991, in part attributable to the termination of the receivable sale program during 1992.

  Income Taxes. The effective tax provision (benefit) rate was 3.0% in 1993, (2.9)% in 1992 and (36.1)% in 1991. The effective tax rates for 1993 and 1992 reflect the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), in the 1992 fiscal year.

  A substantial portion of the Company's tax assets are reserved by a tax valuation allowance aggregating $69 million at November 30, 1993. This valuation allowance reflects the uncertainties associated with the realization of the available tax benefit of net operating loss carryforwards, after giving consideration to the

Company's recent operating losses. Although the Company achieved income during 1993 for financial reporting purposes, a tax operating loss resulted from the reversal of temporary differences associated with the Restructuring. The realization of the tax benefit arising from $137 million of net operating loss carryforwards at November 30, 1993 requires the generation of future taxable income. The net operating loss carryforwards expire in 2008. Approximately $2 million of the valuation allowance offsetting the deferred tax asset, associated with 1993 pre-tax income for financial reporting, was reversed during 1993. The 1993 effective tax provision rate was applicable to state income taxes. Upon the determination that the realization of some or all of the remaining reserved tax asset is more likely than not, earnings for the applicable year and shareholders' equity would be increased accordingly.

  The 1991 benefit rate reflected the recoverable federal and state income taxes from the carryback of operating losses to prior years.

CASH FLOW AND FINANCIAL CONDITION

  In connection with the Restructuring, the Company consolidated and extended its borrowing facilities and raised $30 million through the Equity Investment. See "Business--Operational and Financial Restructuring." Borrowings under the Override Agreement and Bridge Facility (collectively, "the Agreements") substantially replaced or amended the provisions of the principal financing agreements existing as of November 30, 1992, and are secured by substantially all assets of the Company and its subsidiaries, subject to a priority of up to $15 million for trade creditors.

  At November 30, 1992, total debt was $314.6 million and reflected full utilization of then available lines. The $307 million Override Agreement matures December 30, 1995. The Bridge Facility, originally $35 million and maturing November 30, 1993, was extended by the Company for one year at the $15 million commitment level, which satisfied the $20 million commitment reduction required as of November 30, 1993 under the Agreements. Additional required commitment reductions are $10 million on May 31, 1994 and $15 million on each of November 30, 1994 and May 31, 1995, with the balance expiring December 30, 1995. Additional commitment reductions may be required to the extent of certain asset sales, equity proceeds and available working capital based on calculations specified in the Agreements. The Agreements include various restrictive covenants pertaining to capital expenditures, asset sales, operating leases, minimum working capital and current ratio, debt leverage, consolidated tangible net worth, earnings before interest, taxes, depreciation and amortization and interest coverage. Cash dividends may not be declared or paid during the term of the Agreements and the Company is prohibited from purchasing or redeeming its stock, warrants, rights or options, or from making certain acquisitions or investments without specific lender consent. Any borrowings under the Bridge Facility would be repaid for a minimum thirty day period during 1993 and for two thirty day periods in 1994. During 1993, the Company did not borrow under the Bridge Facility and no other commitment reductions were required. At November 30, 1993, the Company had $89 million of borrowing availability under the Agreements.

  In January 1994, the Company refinanced certain outstanding industrial development bonds and executed a commitment letter with respect to the New Credit Facility. See "Description of Certain Indebtedness."

  As indicated in the accompanying Consolidated Statement of Cash Flows, the net cash provided by operating activities was $30 million in 1993 compared to net cash used in operating activities of $7 million in 1992 and $11 million in 1991. The cash and cash equivalent balance at November 30, 1993 was $1.5 million, compared to $22.4 million at November 30, 1992 which reflected approximately $13 million of short-term investments and the full utilization of then available credit lines. Net accounts receivable of $120.4 million at November 30, 1993 declined $39.3 million or 24.6% compared to November 30, 1992, principally attributable to the Restructuring, and 1992 receivables included certain consumer receivables which have subsequently been collected or written off. The allowance for doubtful accounts decreased to $9.9 million from $16.0 million in 1992, representing 7.6% of gross receivables in 1993 compared to 9.1% in 1992; the 1992 reserve reflected increased requirements for the then remaining consumer receivables. Inventories of $193.8 million at November 30, 1993 declined $22.9 million or 10.6% from November 30, 1992, attributable to both improvements in ongoing operations and the completion of inventory liquidations in the Old Mill retail stores and uniform businesses during fiscal 1993. Inventory turn in continuing businesses improved.

  Recoverable income taxes of $.7 million at November 30, 1993 and $8.2 million at November 30, 1992 arise from the carryback of operating losses to prior years. Deferred income taxes were $5.9 million at November 30, 1993 compared to $5.6 million in 1992. The November 30, 1993 balance reflects a $69 million valuation allowance ($71 million in 1992) related to a substantial portion of the tax asset resulting from prior years' operating losses. The Company has and will continue to assess the necessity for the valuation allowance taking into consideration such factors as earnings trends and prospects, anticipated reversal of temporary differences between financial and taxable income, the expiration or limitations of net operating loss carryforwards and available tax planning strategies (including the ability to adopt the FIFO inventory valuation method for those inventories currently valued under the LIFO valuation method). A future reversal of the valuation allowance in whole or in part represents a contingent asset which would increase earnings and shareholders' equity. Also, see discussion under "Income Taxes" above.

  At November 30, 1993, net properties were $56.5 million compared to $66.8 million in 1992. The decline principally reflected depreciation expense exceeding capital additions by approximately $8 million. Capital additions in 1993 were $6.0 million compared to $9.5 million in 1992 which included additions relating to businesses discontinued pursuant to the Restructuring; capital additions for 1992 in continuing businesses were $8.1 million. The Company's current borrowing agreements provide for annual limitations of capital expenditures, including $9.9 million applicable to 1994. These limitations are not expected to result in delaying capital expenditures otherwise planned by the Company. Upon consummation of the New Credit Facility, the permitted capital expenditures are anticipated to increase from the current levels. Capital expenditures in the next several years are expected to be funded from cash generated from operations and principally utilized for productivity improvements in various manufacturing locations.

  The operational aspects of the Restructuring have been substantially completed. Following the sale of HSSI in September 1992, all of the Old Mill stores were closed. The store closings associated with Kuppenheimer were substantially completed by January 1994. Production facilities supporting the above noted reduced retail operations have been closed or sold along with facilities related to the rainwear and military and commercial uniform businesses. At November 30, 1993, approximately $8 million of accrued restructuring charges were reflected in the accompanying balance sheet, representing rent, severance and other employee benefits.

  At November 30, 1993, total debt of $233.1 million declined by $81.5 million as compared to November 30, 1992, as a result of the application of proceeds of the $30 million Equity Investment and approximately $21 million of cash and equivalents to the reduction of outstanding indebtedness, lower working capital requirements related to both ongoing and discontinued businesses and lower capital expenditures. The $25 million of notes payable classified as current at November 30, 1993 reflects the anticipated seasonal repayments within fiscal 1994. Long-term debt was $207.4 million at November 30, 1993, representing 66% of the total $316.4 million capitalization, compared to 78% at November 30, 1992; the lower percentage reflected 1993 net earnings, the debt reduction and equity sales during the year. Total debt, including short- term borrowings and current maturities, represented 68% of total capitalization at November 30, 1993, compared to 82% at November 30, 1992.

  Shareholders' equity of $109.0 million at November 30, 1993 increased $38.6 million during 1993 and represented $3.41 book value per share at year end compared to $2.72 book value per share at November 30, 1992 ($100.4 million or $3.18 per share on a pro forma basis reflecting the $30 million from the Equity Investment and issuance of 5.7 million additional shares). The increase reflected the net income for the year, the Equity Investment, ongoing equity sales to employee benefit plans and recognition of previously unearned employee benefits associated with the Company's Employee Stock Ownership Plan. Dividends were not paid in fiscal 1993 or 1992 and dividend payments are prohibited under the current lending facility. The proposed terms of the Offering and New Credit Facility restrict the payment of dividends. Consolidated tangible net worth at November 30, 1993, as defined in the current Agreements, was $130 million compared to $107 million required under the Agreements.

  HSSI has continued as a customer of the Company subsequent to its disposition, although its purchases of the Company's products are declining. For further information regarding the Company's relationship with HSSI, see "Risk Factors--Uncertainties Regarding HSSI and MLR" and "Business--Legal Proceedings." For the two months ended January 31, 1994, HSSI Sales aggregated $4.8 million and were on a cash-in-advance basis. While there can be no assurance that a decrease in business with HSSI can be fully replaced in the next several years, new retail customers have been added and volume with existing customers has increased in various markets where HSSI operates or has vacated.

  Debt reduction and extension of debt maturities continue to be a priority for the Company, as demonstrated by the Offering and the New Credit Facility. Following the Restructuring, the Company has continued to focus its operating and capital resources principally on its wholesale apparel businesses. The Company intends to maintain its position as the market leader in men's tailored clothing, while continuing to expand in men's slacks and sportswear, which includes the golf-inspired collections under the Jack Nicklaus(R) and Bobby Jones(R) brands. As anticipated, unit volume with HSSI declined significantly in 1993 compared to 1992, and further reductions are likely in 1994. The Company intends to mitigate the impact of reduced volume with HSSI by adding new customers and increasing volume with existing accounts, as well as by introducing new brands. Ongoing quick response and electronic data interchange relationships with major customers, enabling the rapid replenishment of inventory for selected product styles and enhanced service capabilities, are expected to continue as an important element of product distribution. The Company intends to continue its international licensing programs, while gradually developing merchandising and marketing expertise to sell branded apparel directly in international markets, which could include joint ventures, acquisitions and selling agencies.

  Conditions in the women's wholesale and men's direct-to-consumer businesses resulted in operating losses in 1993 for the IWA and Kuppenheimer operations. As a result, specific marketing and expense reduction actions have been implemented with the objective of improving results in these businesses. The Company is reviewing the profitability prospects and strategic direction of the IWA business, and may discontinue one or more of IWA's product lines or modify its distribution channels. Kuppenheimer's total sales are expected to decline due to fewer stores. Its merchandising strategy has been refocused to emphasize three distinct fashion silhouettes, each having a defined brand identification. The Company intends to expand the profitable Barrie Pace catalog business through increasing catalog circulation and by broadening its merchandise mix to include women's sportswear and more informal career apparel, while continuing to target the upscale and professional woman.

                    SUPPLEMENTAL FINANCIAL INFORMATION

  The following Supplemental Financial Information for fiscal 1992 and 1993 has been prepared solely for illustrative purposes from the Company's 1992 and 1993 Consolidated Financial Statements and the internal books and records of the Company and should be read in conjunction with the "Selected Historical and Pro Forma Consolidated Financial Information" and the 1992 and 1993 Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The Supplemental Financial Information is intended to reflect certain results of operations for the Company's continuing businesses and operations after giving effect to the Restructuring and the other events described below, assuming that they had occurred at the beginning of fiscal 1992. The Supplemental Financial Information should not be considered in isolation or as a substitute for consolidated financial statements prepared in accordance with generally accepted accounting principles. The Supplemental Financial Information presents certain financial data for fiscal 1992 and 1993 after eliminating from the 1992 and 1993 Consolidated Financial Statements: (i) the sales and operating results of certain businesses and operations sold or discontinued as part of the Restructuring; (ii) the sales and estimated operating results associated with the Company's transactions with HSSI during fiscal 1992 and 1993; (iii) the other adjustments described below and (iv) the $191 million charge associated with the Restructuring. The Supplemental Financial Information does not purport to represent what the consolidated statement of earnings of the Company would have been had these businesses and operations been sold or discontinued for the full 1992 and 1993 fiscal years and does not purport to project the consolidated statement of earnings of the Company for any subsequent period.

  The Supplemental Financial Information is derived from the Company's 1992 and 1993 Consolidated Financial Statements after reflecting the following adjustments:

    (i) The sales and operating results of HSSI have been eliminated from the 1992 Consolidated Financial Statements for all of fiscal 1992 to reflect the sale of HSSI as part of the Restructuring.

    (ii) To reflect the sale or discontinuance of other businesses and operations principally pursuant to the Restructuring, the sales and operating results of certain businesses, including Country Miss and certain non-strategic manufacturing businesses which produced outerwear and military and commercial uniforms, have been excluded from the 1992 and 1993 Consolidated Financial Statements and the sales by such businesses to HSSI have been excluded from the HSSI Sales.

    (iii) Since the sale of HSSI and its subsidiaries in 1992, HSSI has continued as a significant customer of the Company, although the volume of purchases by HSSI has been declining. On December 21, 1993, HSSI and 25 affiliates commenced voluntary cases under Chapter 11 of the United States Bankruptcy Code and are currently operating as debtors-in-possession. As a result of these circumstances, there can be no assurance that the Company will have future sales to HSSI. HSSI Sales were approximately $67 million in fiscal 1992, including approximately $50 million prior to the date HSSI was sold (September 18, 1992) and $17 million subsequent to such date. In fiscal 1993, the HSSI Sales were approximately $37 million. To reflect the uncertainty regarding future sales to HSSI, the Supplemental Financial Information eliminates from the 1992 and 1993 Consolidated Financial Statements the HSSI Sales, the estimated gross margin associated with the HSSI Sales and the estimated variable operating costs directly attributable to the HSSI Sales. While a reduction of fixed operating costs may be achievable if sales levels are permanently reduced, the Supplemental Financial Information assumes that the sudden and complete loss of the HSSI Sales would not allow for a corresponding reduction of fixed costs in the short term. Consequently, the Supplemental Financial Information does not eliminate fixed costs relating to the HSSI Sales. To the extent fixed costs would have been allocated to the HSSI Sales, the estimated earnings would be greater than those presented below. See "Risk Factors--Uncertainties Regarding HSSI and MLR" and "Business--Legal Proceedings."

    (iv) The charge related to the Restructuring which has been eliminated included write-offs and other costs associated with the closing of certain Kuppenheimer stores and a related production facility. The Supplemental Financial Information does not include such charges or any other adjustments relating to Kuppenheimer.

    (v) The license agreement between HSM and Christian Dior-New York providing for the manufacture and marketing of men's tailored clothing under the Christian Dior(R) brand name was terminated during 1992. As a result, the sales, estimated gross margin and estimated variable operating costs attributable to the men's tailored clothing manufactured and sold by the Company pursuant to such license agreement have been eliminated from the 1992 Consolidated Financial Statements. See "Business--Legal Proceedings."

  The Supplemental Financial Information does not reflect an adjustment to historical interest expense for the investment in the sold or discontinued businesses and operations described above. To the extent interest expense would have been allocated to the investment in those sold or discontinued businesses and operations, the estimated earnings would have been greater than those presented below.

                      SUPPLEMENTAL FINANCIAL INFORMATION

                                                      UNAUDITED SUPPLEMENTAL
                                                       FINANCIAL INFORMATION
                                                         FISCAL YEAR ENDED
                                                           NOVEMBER 30,
                                                      ------------------------
                                                         1992         1993
                                                      -----------  -----------
                                                       (DOLLARS IN MILLIONS)
      Net sales......................................      $672.3  $     690.1
      Earnings before interest,
       taxes, depreciation
       and amortization (EBITDA)(a).................. $      32.8  $      35.2
      Earnings before interest
       and taxes (EBIT)(a)........................... $      16.6  $      21.1
      Earnings (loss) before taxes................... $      (4.5) $      (1.8)

- --------
(a) EBITDA and EBIT are presented because they are generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA and EBIT should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of the Company's profitability or liquidity. For fiscal 1992 and 1993, actual EBITDA was $(178.8) million and $43.4 million, respectively.

                                    BUSINESS

GENERAL

  Established in 1872, Hartmarx is the largest manufacturer and marketer of men's tailored clothing in the United States. From this established position, the Company has diversified into the men's sportswear and women's career apparel and sportswear markets. In fiscal 1993, the Company's business units that primarily produce men's tailored clothing represented approximately 66% of the Company's sales.

  Substantially all of the Company's products are sold under established brand names or the private labels of major retailers. The Company owns two of the most recognized brands in men's tailored clothing: Hart Schaffner & Marx(R), which was introduced in 1887, and Hickey-Freeman(R), which dates from 1899. The Company also offers its products under other brands which it owns such as Sansabelt(R), Kuppenheimer(R), Racquet Club(R) and Barrie Pace(R) and under license agreements for specified product lines for Tommy Hilfiger(R), Jack Nicklaus(R), Bobby Jones(R), Austin Reed(R), Gieves & Hawkes(R), KM by Krizia(TM), MM by Krizia(TM), Henry Grethel(R), Karl Lagerfeld(R), Nino Cerruti(R), Pierre Cardin(R) and Fumagalli's(R). To broaden the international distribution of the apparel sold under its owned and licensed trademarks, the Company has entered into over 35 license or sublicense agreements for specified product lines with third parties to produce, market and distribute products in 14 countries outside the United States.

  The Company believes that the strong brand recognition enjoyed by its products at both the wholesale and retail level, the breadth of its product offerings in both price point and fashion direction and the established relationships it possesses across retail distribution channels are critical factors which differentiate the Company from its competitors. The Company's operating groups offer products covering the fashion spectrum (business professional, American contemporary and British, French and Italian inspired), marketed at different price points to appeal to a broad wholesale and retail customer base. Products range from a top-of-the-line Hickey-Freeman(R) suit expected to retail at $950 to an upper moderately priced ($525) Hart Schaffner & Marx(R) suit to a moderately priced ($265) Kuppenheimer(R) suit. This strategy is also employed in the three men's slacks and sportswear businesses. Recent product developments include the introduction of tailored clothing and prehemmed slacks under a license agreement with Tommy Hilfiger for Fall 1994, the introduction of casual, prehemmed slacks under the Company's own brand and the continued development and expansion of golf-inspired sportswear for the premium market under the Bobby Jones(R) brand and at moderate price points under the Jack Nicklaus(R) label.

  The Company's primary wholesale customer base consists of leading department and fine specialty stores such as Dillard Department Stores, Federated Department Stores, Macy's, May Department Stores, Neiman Marcus, Nordstrom and J.C. Penney. This distribution channel accounted for approximately 60% of sales in fiscal 1993. In order to take advantage of changing consumer trends, the Company has supplemented its traditional channel of distribution with value-oriented retailers, direct mail companies, mass merchandisers, golf pro shops and its own factory-direct-to-consumer retail network and 28 factory outlet stores. The growing value-oriented channel, which includes outlet and off-price retailers, mass merchandisers and the Company's own factory-direct-to-consumer network, represents an increasingly important distribution channel for the Company. The Company's top ten customers accounted for approximately 37% of net sales in fiscal 1993, and the Company's largest customer, Dillard Department Stores, represented approximately 12% of net sales. No other customer accounted for more than 7% of net sales in fiscal 1993. See "Risk Factors--Dependence on Certain Customers."

  As a vertically integrated manufacturer and marketer, the Company is responsible for the design, manufacturing and sourcing of its apparel. Substantially all of its men's tailored clothing is manufactured in its own factories, all of which are located in the United States. The Company utilizes domestic and foreign contract manufacturers to produce its remaining products, principally men's and women's sportswear, in accordance with Company specifications and production schedules. The Company believes that this combination of owned manufacturing and contract sourcing enables it to efficiently control the pricing, quality and delivery of its products and to effectively utilize the capital resources allocated to the manufacturing process. Increased manufacturing efficiencies and ongoing cost savings, coupled with new sourcing strategies, have enabled the Company to offer apparel with higher perceived value at similar or lower wholesale prices while maintaining its margins and high quality standards.

  The Company's business is organized around three primary operating groups:

    Men's Apparel Group. The Company's largest operating group, MAG designs and manufactures substantially all of the Company's men's tailored clothing (through its HSM, Hickey-Freeman and Intercontinental Branded Apparel business units) and slacks and sportswear (through its Trans-Apparel Group, Biltwell and Bobby Jones business units) and markets these products on a wholesale basis.

    Kuppenheimer. Kuppenheimer is the Company's vertically integrated, factory-direct-to-consumer manufacturing and retail business. Kuppenheimer manufactures substantially all of its men's tailored clothing in Company-owned facilities and sells these products exclusively through Kuppenheimer operated stores.

    Women's Apparel Group. The Women's Apparel Group is comprised of Barrie Pace and IWA. Barrie Pace is a direct mail company that offers a wide range of apparel and accessories to the business and professional woman. IWA designs and sources women's career apparel and sportswear for sale to department and specialty stores under owned and licensed brand names.

  The Company is a Delaware corporation with its principal executive offices located at 101 North Wacker Drive, Chicago, Illinois 60606, and its telephone number is (312) 372-6300.

OPERATIONAL AND FINANCIAL RESTRUCTURING

  In 1992, the Company implemented the Restructuring to refocus its business operations around its profitable core wholesale men's apparel franchise and to restructure its balance sheet. The operational aspects of the Restructuring included the sale of the Company's principal retail unit, the downsizing of other retail and manufacturing operations and the sale or closing of non-strategic manufacturing businesses. As part of the Restructuring, the Company also consummated a financial restructuring under which commitments under its borrowing facilities were increased to cover seasonal borrowing requirements, its borrowing facilities were consolidated and extended in maturity and shares of its common stock and a warrant to purchase its common stock were sold through the Equity Investment.

  A major component of the Restructuring was the sale of the Company's principal retail unit, HSSI, on September 18, 1992. At the time of the sale, HSSI operated approximately 180 specialty retail stores. Approximately one-half of the HSSI stores were closed soon after the sale. The Company's fiscal 1993 HSSI Sales were $37 million compared to fiscal 1992 HSSI Sales of $67 million. See "Risk Factors--Uncertainties Regarding HSSI and MLR."

  The Company entered the specialty retail business in 1926 with the acquisition of Wallachs and subsequently acquired a number of independent retail businesses. By the late 1980s, the Company operated approximately 500 retail stores primarily selling men's tailored clothing and sportswear. At the time, the Company believed that the operation of its own retail stores would broaden the retail distribution channels available to it for its manufactured goods in addition to ensuring the existence of appropriate retail outlets for its products in key markets which did not possess other adequate distribution for men's tailored clothing. Throughout the 1980s, the Company increased its commitment to apparel retailing. In 1981, the Company acquired Country Miss, which manufactured and marketed women's sportswear both through major specialty and department stores and through its owned Old Mill Stores. This acquisition was followed by the 1982 purchase of Kuppenheimer and the 1985 launch of Barrie Pace. In 1990, approximately 55% of the Company's consolidated sales were contributed by its retail operations.

  In spite of the significant capital investment made to support additional retail stores and related modernization programs, the Company experienced a substantial decline in the earnings of its retail operations, principally HSSI and Country Miss, between 1986 and 1992. In 1990, the Company implemented a restructuring principally targeted at HSSI, which included the closing of under-performing retail stores, the liquidation of excess retail inventories and the realignment of sales and merchandising functions. The Company's financial statements for fiscal 1990 include restructuring charges of $77.6 million. This was followed, in 1991, by the decision to combine the administrative functions of HSSI and Kuppenheimer. While significant cost reductions were achieved through these 1990 and 1991 actions, comparable store sales continued to decline at HSSI, Country Miss and, to a lesser extent, Kuppenheimer. These sales declines resulted in increased operating losses and negative cash flow, raising overall consolidated borrowings and interest expense.

  Primarily as a result of the operating and financial performance of its retail businesses, the Company implemented the Restructuring in 1992. The Company's financial statements for fiscal 1992 include restructuring charges of $191 million. See Notes to Consolidated Financial Statements of the Company included herein. In addition to the sale of HSSI, the Restructuring included the liquidation of Country Miss' 80 retail stores and the three production facilities supporting those operations, the closing of certain Kuppenheimer stores not achieving minimum profitability requirements and the reduction of production capacity which was no longer required to support the reduced retail operations. The Company also sold or closed non-strategic manufacturing businesses which produced men's outerwear and military uniforms and, in 1993, completed the sale of Fashionaire Apparel, a wholly-owned subsidiary that manufactured uniforms for commercial use. The total fiscal 1992 sales of all businesses and operations sold or discontinued in conjunction with the Restructuring were approximately $365 million.

  As part of the Restructuring, in December 1992, the Company consolidated and extended its borrowing facilities pursuant to which, among other things, (i) the maturity of $307 million of the Company's outstanding indebtedness was consolidated and extended until December 30, 1995 pursuant to the terms of the Override Agreement, (ii) an additional seasonal borrowing availability of $35 million was obtained pursuant to the Bridge Facility and (iii) certain restrictive covenants with respect to the Company's indebtedness were added and existing covenants were adjusted to reflect the pro forma condition of the Company following the commencement of such Restructuring. In addition, the Company raised $30 million through the Equity Investment. The Company anticipates that the proceeds of the Offering contemplated hereby and borrowings under the New Credit Facility will be used to repay its borrowings under the Override Agreement. Concurrently with such repayment, the Company intends to cancel the Bridge Facility and the Override Agreement. See "Description of Certain Indebtedness."

COMPANY STRATEGY

  As a result of the Restructuring, the Company is now focused on those businesses that have made it an industry leader for most of this century. The key elements of the Company's strategy are:

  . To build on its success as an apparel manufacturer and marketer by providing branded products to retailers and consumers principally on a wholesale basis while developing other brands to fill market voids and repositioning and growing established brands.

  . To provide a dynamic mix of apparel products through a broad merchandising strategy that will include men's tailored clothing, men's sportswear, women's career apparel and women's sportswear.

  . To serve a broad range of retail channels, including fine specialty and leading department stores, factory-direct-to-consumer stores, value-oriented retailers, mass merchants and direct mail catalogs.

  . To be a leader in technological marketing by providing unparalleled service to its customers through such programs as Quick Response and Electronic Data Interchange. See "--Management Information Systems" for a more detailed description of these programs.

  . To expand its presence in the international marketplace by continuing its international licensing efforts while merchandising, marketing and producing branded apparel in markets beyond its borders and marketing its branded products, concepts and expertise through joint ventures, acquisitions and selling agencies.

PRODUCTS

  The Company's merchandising strategy is to market a wide selection of men's tailored clothing and slacks and sportswear and women's career apparel and sportswear across a variety of fashion directions, price points and distribution channels. In 1993, the Company's business units that primarily manufacture men's tailored clothing represented approximately 66% of the Company's sales, while those business units that primarily manufacture men's sportswear and slacks represented approximately 27%. Men's tailored clothing and slacks and sportswear are manufactured and marketed by the Company's MAG and Kuppenheimer operating groups. Women's apparel is principally marketed by the Company's Women's Apparel Group.

  The Company's product line organization and list of major owned and licensed brand names is set forth below:

OPERATING



 GROUPS      MEN'S APPAREL GROUP              KUPPENHEIMER     WOMEN'S APPAREL
                                                                    GROUP






PRODUCT




 GROUPS                    MEN'S SLACKS /
       MEN'S TAILORED        SPORTSWEAR          MEN'S        WOMEN'S CAREER /
          CLOTHING                              TAILORED         SPORTSWEAR
                                                CLOTHING


BUSINESS



 UNITS







PRINCIPAL                   TRANS-APPAREL GROUP                BARRIE PACE
     HART SCHAFFNER & MARX  BILTWELL          KUPPENHEIMER     INTERNATIONAL
 BRANDS                                                        WOMEN'S APPAREL
     HICKEY-FREEMAN         BOBBY JONES
     INTERCONTINENTAL BRANDED APPAREL










                            OWNED             OWNED            OWNED
     OWNED                   SANSABELT(R)      KUPPENHEIMER(R)  BARRIE PACE(R)
      HART SCHAFFNER & MARX(R)
                             JOHN ALEXANDER(R) STERLING & HUNT(R)
                                                                SUBURBANS(R)
      HICKEY-FREEMAN(R)

                             SOUTH SHORE(TM)   BRIAR TRADITIONAL
      RACQUET CLUB(R)        RACQUET CLUB(R)    APPAREL(R)     LICENSED
      CONFEZIONI RISERVA(R)  CONFEZIONI RISERVA(R)              AUSTIN REED(R)
                                               BIELLA INTERNATIONAL
      SOCIETY BRAND, LTD.(R)

                                                COLLECTION(TM)  MM BY
      GRAHAM & GUNN(R)      LICENSED                           KRIZIA(TM)



                             JACK NICKLAUS(R) LICENSED
     LICENSED                TOMMY HILFIGER(R) THE HEISMAN TROPHY

      JACK NICKLAUS(R)       BOBBY JONES(R)     COLLECTION(TM)

      TOMMY HILFIGER(R)      J.G. HOOK(R)
      AUSTIN REED(R)         HENRY GRETHEL(R)
      GIEVES & HAWKES(R)     KM BY KRIZIA(TM)
      NINO CERRUTI(R)        ROUGH RIDER(TM)
      PIERRE CARDIN(R)
      FUMAGALLI'S(R)

      KM BY KRIZIA(TM)
      KARL LAGERFELD(R)
      JOHNNY CARSON(R)
      ALLYN ST. GEORGE(R)
      WIMBLEDON(R)

  The following table sets forth the percentage of sales of the Company's business units that primarily manufacture the product groups listed below for fiscal 1992, as adjusted, and fiscal 1993:

                                                             FISCAL YEAR ENDED
                                                                NOVEMBER 30,
                                                             -------------------
                                                              1992(A)    1993
                                                             ---------- --------
      Men's Tailored Clothing...............................       69%       66%
      Men's Slacks/Sportswear...............................       27%       27%
      Women's Career Apparel/Sportswear.....................        4%        7%
                                                              --------  --------
          Total.............................................      100%      100%
                                                              ========  ========

     --------
     (a) Percentages presented are adjusted as described under "Supplemental Financial Information."

MEN'S TAILORED CLOTHING

  The Company is recognized as the market leader in the men's tailored clothing industry with a market share believed by management to be approximately 25% of the estimated $1.5 billion over-$300 retail men's suit market. The Company's established, well-known brands such as Hart Schaffner & Marx(R) and Hickey-Freeman(R) are complemented by strong international labels such as Pierre Cardin(R), Nino Cerruti(R), KM by Krizia(TM), Austin Reed(R) and Karl Lagerfeld(R).

  The Company's strategy is to be a broad-based resource for men's tailored clothing by offering a wide variety of fashion silhouettes across a range of price points. The Company's tailored clothing businesses offer products covering the fashion spectrum (business professional, American contemporary and British, French and Italian inspired), marketed at different price points to appeal to a broad wholesale and retail customer base.

  Increased manufacturing efficiencies and ongoing cost savings, coupled with new sourcing strategies, have enabled the Company to offer apparel with greater perceived value at similar or lower wholesale prices while maintaining its margins and high quality standards. For example, in 1992 the Company introduced major collections of all-worsted suits by Hart Schaffner & Marx(R) and Austin Reed(R) which were anticipated to retail at new, lower price points of $495 and $395, respectively. Effective for the Fall 1994 selling season, the Tommy Hilfiger(R) label has been added to this price range. At a slightly lower price point, the Company's Nino Cerruti(R), Pierre Cardin(R) and Confezioni Riserva(R) brands continue to be prominent in the over-$300 expected retail price category. In the popular-priced market, the Company offers tailored clothing through its Kuppenheimer stores at suit prices that range from $150 to $285. At the upper end of the men's tailored clothing market, the Hickey-Freeman(R), Gieves & Hawkes(R), Karl Lagerfeld(R) and Cerruti 1881(R) brands give the Company a strong market position in the $800 and higher category, demonstrating these prestigious brands' ability to compete with European imports.

  The following table sets forth by general range of expected retail price point, the fashion segment and brands for the Company's suits:

                                                            EXPECTED RETAIL PRICES
                       ------------------------------------------------------------------------------------------------
                             UPPER             UPPER MODERATE          MODERATE                   POPULAR
   FASHION SEGMENT         OVER $675             $450-$675            $325-$450                 UNDER $325
- ---------------------  ------------------ ------------------------ ---------------- -----------------------------------
BUSINESS PROFESSIONAL  Hickey-Freeman(R)  Hart Schaffner & Marx(R)                  Allyn St. George(R)
                                          Graham & Gunn(R)                          Sterling & Hunt(R)
                                                                                    Kuppenheimer(R)
                                                                                    John Alexander(R)
AMERICAN CONTEMPORARY  Hickey-Freeman(R)  Tommy Hilfiger(R)        Henry Grethel(R) J.G. Hook(R)
                                          Society Brand, Ltd.(R)                    Johnny Carson(R)
                                                                                    Briar Traditional Apparel(R)
ITALIAN FASHION        Cerruti 1881(R)    KM by Krizia(TM)         Nino Cerruti(R)  Confezioni Riserva(R)
                                                                   Fumagalli's(R)   Biella International Collection(TM)
BRITISH FASHION        Gieves & Hawkes(R) Austin Reed(R)           Racquet Club(R)
FRENCH FASHION         Karl Lagerfeld(R)                           Pierre Cardin(R)

  Hart Schaffner & Marx. The Company's largest business unit, HSM, designs, manufactures and markets tailored clothing under the Hart Schaffner & Marx(R), Austin Reed(R), KM by Krizia(TM) and Fumagalli's(R) brands. The Hart Schaffner & Marx(R) brand, which is owned by the Company and was introduced in 1887, is one of the best-known men's tailored clothing brands in the United States. HSM's primary customer base consists of fine specialty and leading department stores. HSM recently entered into a license agreement to manufacture and market a line of men's tailored clothing under the Tommy Hilfiger(R) brand name and expects to deliver its first products for Fall 1994. Tommy Hilfiger is a well-known American designer of men's clothing. Substantially all of the products marketed by this operating unit are manufactured in Company-owned facilities.

  HSM sponsors Hart Schaffner & Marx University, which is offered to employees of all retail customers on a year-round basis. Established in 1990, the University is the apparel industry's first permanent educational facility designed to enhance the professionalism of today's retail community. A full-time staff with broad retail apparel industry experience conducts a number of courses in product presentation methods, tailoring and management skills. To date, the University has served over 2,500 employees from more than 250 department and specialty stores.

  Hickey-Freeman. Hickey-Freeman manufactures and sells premium-quality men's tailored clothing in both classic American and various European styles under the Hickey-Freeman(R), Gieves & Hawkes(R), Karl Lagerfeld(R) and Cerruti 1881(R) brands. The Hickey-Freeman(R) brand, which is owned by the Company and was introduced in 1899, is one of the most established and best-known labels in this segment of men's tailored clothing. Custom-made suits constitute an important component of Hickey-Freeman's business and represented approximately 16% of the business unit's sales for fiscal 1993. Hickey-Freeman's primary customer base consists of fine specialty stores such as Nordstrom, Neiman Marcus and Saks Fifth Avenue. Its products are expected to retail at higher prices than the Company's other apparel lines. All Hickey-Freeman garments are manufactured in Company-owned facilities.

  Intercontinental Branded Apparel. Intercontinental Branded Apparel ("IBA") manufactures men's tailored clothing at moderate price points for department store and value-oriented retail distribution. It sells both branded and private-label products in both the updated traditional and fashion contemporary markets. Branded products represent the majority of IBA's sales under the following principal names: Pierre Cardin(R), Nino Cerruti(R), Allyn St. George(R), Confezioni Riserva(R), Racquet Club(R) and Johnny Carson(R). Substantially all of IBA's products are manufactured by the Company.

  Kuppenheimer. Kuppenheimer is a factory-direct-to-consumer manufacturer of popularly priced men's tailored clothing sold exclusively through its own retail stores. In these stores, Kuppenheimer also offers a selection of men's furnishings and sportswear purchased from other manufacturers. The retail price of Kuppenheimer suits ranges between $150 and $285. Currently, all of the men's tailored clothing sold by Kuppenheimer is manufactured by the Company.

  In 1993, the Company began implementing a strategic and business restructuring of Kuppenheimer. This included the closing of certain stores not achieving minimum profitability criteria, the repositioning of its merchandising strategy to emphasize value-oriented branded products and the refocusing of its merchandising around three distinct fashion silhouettes and brands. Kuppenheimer's strategy is to increase its market share of the highly fragmented, moderately priced tailored clothing market by offering high quality, popularly priced garments in a specialty store environment. Kuppenheimer intends to achieve this strategy through further improvements in manufacturing efficiencies, enhanced national advertising and the continued development of its three brands introduced in Fall 1993: Sterling & Hunt(R) (classic styling), Briar Traditional Apparel(R) (contemporary, traditional styling) and Biella International Collection(TM) (European styling).

  By the end of 1994, it is anticipated that Kuppenheimer's store base will be fewer than 100, a reduction of over 60 since the beginning of 1992. As a result of the reduction in retail outlets, Kuppenheimer has also reduced its production capacity, closing one of its manufacturing facilities in 1992 with a second factory being transferred to another Company business unit that required additional capacity.

MEN'S SLACKS AND SPORTSWEAR

  From its established leadership position in men's tailored clothing, the Company has developed a strong presence in men's slacks, while also diversifying into the men's sportswear market. In 1993, the Company's business units that primarily produce men's slacks and men's sportswear represented approximately 27% of the Company's sales. Three of the Company's business units are devoted to the slacks and men's sportswear business: Trans-Apparel Group, which manufactures slacks and sources and distributes sportswear such as Jack Nicklaus(R); Biltwell Clothing Company, the Company's opening price point slacks business; and Bobby Jones, which sources and distributes premier golf-inspired sportswear.

  Trans-Apparel Group. Through Trans-Apparel Group ("TAG"), the Company has developed a presence in men's sportswear. This business unit manufactures, sources and distributes slacks, shirts and sweaters across a variety of price points and distribution channels. Approximately 50% of TAG's sales are branded slacks sold under the Sansabelt(R) label or traditional waistband slacks sold under the Racquet Club(R) and KM by Krizia(TM) brands. These branded slacks are expected to sell at retail prices between $50 and $140 and are sold to better specialty and department stores. In 1992, the Company introduced its first line of casual, prehemmed slacks to compete in this growing market. These slacks are expected to retail for $30-$40 and are positioned in the sportswear departments of department stores. In July 1994, TAG will begin to deliver tailored slacks under the Tommy Hilfiger(R) brand. These slacks will sell in better specialty and department stores at retail prices expected to be between $50 and $75. Substantially all of TAG's slacks are manufactured in Company-owned facilities.

  The balance of TAG's product offerings consists primarily of knit or woven shirts and sweaters sold under brand names such as KM by Krizia(TM), Henry Grethel(R) and Jack Nicklaus(R). KM by Krizia(TM), introduced by the Company in 1992, represents an entry into the moderately priced, contemporary sportswear marketplace and offers an opportunity for marketing Italian designed slacks. Jack Nicklaus(R) continues to grow rapidly through pro shop distribution. TAG's sportswear products are generally expected to be in the $40-to-$75 retail price range and are sourced from contract manufacturers.

  TAG's products are sold to specialty, department and chain stores and value-oriented retailers. Jack Nicklaus(R) apparel is distributed through golf pro shops. The Company has expanded the distribution of the Jack Nicklaus(R) brand to 11 countries around the world. Approximately 14% of TAG's fiscal 1993 sales are through its 17 Sansabelt and 12 factory outlet stores.

  Biltwell Clothing Company. Biltwell's principal product line consists of the Company's opening price point men's slacks which are sold under brand names such as John Alexander(R), J.G. Hook(R) and Henry Grethel(R), as well as private labels developed by the Company's customers. Branded products represent approximately 50% of Biltwell's total sales. The Company's strategy for Biltwell is to expand further its branded business in the opening price point slacks market. Biltwell also manufactures men's suits, sportcoats and womenswear to complement its slacks offerings. Products are sold through a wide range of distribution channels, including department, value and specialty stores, as well as direct mail catalogs.

  Bobby Jones. The Company competes in the growing golf-inspired sportswear market with its Bobby Jones(R) apparel. This business unit delivered its first product line in 1990. The Bobby Jones(R) product line consists primarily of knit shirts and sweaters, along with coordinating slacks produced by Hickey-Freeman, as well as contract manufacturers. The primary customer base for Bobby Jones includes fine specialty and leading department stores, the golf shops of prestigious golf clubs and resort shops. Bobby Jones(R) products are sourced from third parties, with a large percentage produced in Italy.

WOMEN'S CAREER APPAREL AND SPORTSWEAR

  The Company's current women's apparel business consists of Barrie Pace, a direct mail company that offers a wide range of apparel and accessories to the business and professional woman, and IWA, which designs, sources and markets women's career apparel and sportswear under the Austin Reed(R), Suburbans(R) and MM by Krizia(TM) labels.

  Barrie Pace Ltd. Barrie Pace, which was launched by the Company in 1985, is the mainstay of its women's apparel business. Targeting the upscale business and professional woman, Barrie Pace features classic career apparel and accessories marketed under the Austin Reed(R) label as well as a variety of other well-known brands. Barrie Pace provides the Company with the opportunity to utlilize its tailored clothing expertise to expand into career apparel for women and to benefit from the growth of the direct mail distribution channel. Barrie Pace distributes over six million catalogs annually and possesses a list of approximately 150,000 active customers. It received a Silver Award in 1993 from the American Catalog Awards in the category of Apparel over $100. The Company intends to expand Barrie Pace through increased catalog circulation and by broadening its merchandise mix to include women's sportswear and more informal career apparel.

  International Women's Apparel. IWA designs, sources, markets and distributes womenswear to department and specialty stores under the Austin Reed(R), Suburbans(R) and MM by Krizia(TM) labels. Each of these product lines offers jackets, pants, skirts, blouses and sweaters, at a broad range of retail prices. Substantially all of IWA's products are sourced from contract manufacturers in the United States and throughout the world. The primary exception is the Austin Reed(R) line of tailored jackets, which is manufactured in a Company-owned facility. The Company is reviewing the profitability prospects and strategic direction of, and options with respect to, IWA, and may in the future decide to discontinue IWA's product lines or change its distribution channels. Any such actions, if taken, may have an adverse effect on the Company's results of operations. For additional information regarding IWA, see "Risk Factors--Recent Operating Losses."

DESIGN, MANUFACTURING AND SOURCING

  As a vertically integrated manufacturer and marketer, the Company is responsible for all aspects of the design, manufacturing and sourcing of its apparel. Over 80% of the Company's fiscal 1993 sales, including substantially all of its men's tailored clothing, are derived from products manufactured in its own production facilities, all of which are located in the United States. The Company utilizes domestic and foreign contract manufacturers to produce its remaining products, principally men's and women's sportswear, in accordance with Company specifications and production schedules. The Company believes that this combination of owned manufacturing and contract sourcing enables it to efficiently control the pricing, quality and delivery of its products and to effectively utilize the capital resources allocated to the manufacturing process.

  The Company is implementing programs to streamline its manufacturing facilities and make them more cost effective. These programs include a reduction in the number of Company-operated manufacturing facilities, the shift of production to lower-cost facilities, an increase in the utilization of foreign contract manufacturers and the adoption of a variety of productivity enhancement measures. Increased manufacturing efficiencies and ongoing cost savings, coupled with new sourcing strategies, have enabled the Company to maintain or reduce the wholesale prices of its garments while maintaining its margins and high quality standards.

  The design and manufacturing of each of the Company's product lines is managed by a dedicated design team working closely with their sales and production counterparts to determine the apparel styles and manufacturing plans for a given season. These plans are based upon a variety of criteria including an evaluation of prior years' experiences, current design trends, economic conditions and management estimates of a product's future performance. The average cycle time for men's apparel, from fabric selection to the production and shipment of finished goods, ranges from 18 to 24 months.

  The design process for a particular season typically begins with the development of a color palette and the selection of fabrics for the Company's various product lines. This is followed by silhouette and product model development and the production of sample prototypes. Throughout the process, the design teams are guided by their interpretation of the latest fashion trends and changes in consumer demand. Once completed, the Company's product designs are reviewed internally (and, in certain cases, by licensors) to evaluate their market appeal.

  After product models are approved for production, cutting patterns, which are used to cut the fabric, are made. Once completed, these patterns are electronically transferred to automatic cutting machines via computer tapes or discs. Computer-aided design ("CAD") systems are utilized extensively throughout the new product design and manufacturing process. When coupled with the Company's computerized automatic cutting machines, this CAD technology helps systematize production and maximize fabric utilization in the manufacturing process.

  Most of the Company's tailored products are manufactured in three stages. First, the fabric is generally treated through a "sponging" process prior to cutting, which reduces the likelihood of fabric shrinkage subsequent to manufacturing. Second, the fabric is cut into pieces. These pieces are then sewn together and finished. As is customary for the industry, this production process is frequently performed in separate facilities to maximize labor productivity, with the result being that a particular garment produced by the Company may be assembled at two or, in some cases, three locations.

  Men's sportswear and women's career apparel and sportswear are manufactured under a variety of arrangements with unaffiliated contractors located in the United States, Asia, Mexico, Central America or Europe. The Company either supplies fabric to contractors or directs the contractor to purchase raw materials according to Company specifications. These contractors are monitored by Company personnel or agents to help ensure that the Company's product quality standards are satisfied.

RAW MATERIALS

  Raw materials, which include fabric, linings, thread, buttons and labels, are obtained from domestic and foreign sources based on quality, pricing, fashion trends and availability. The Company's principal raw material is fabric, including woolens, polyester, cotton and blends of wool and polyester and cotton and polyester. The Company procures and purchases its raw materials directly for its owned manufacturing facilities and may also procure and retain ownership of fabric relating to garments cut and assembled by contract manufacturers. In other circumstances, fabric is procured by the contract manufacturer directly but in accordance with the Company's specifications. For certain of its product offerings, the Company and selected fabric suppliers jointly develop fabric for the Company's exclusive use. Approximately 25% of the raw materials purchased by the Company is imported from foreign mills. A substantial portion of these purchases is denominated in United States dollars. Purchases from Burlington, the Company's largest fabric supplier, accounted for 48% of the Company's total fabric requirements in fiscal 1993. See "Risk Factors--Dependence on Burlington Industries" for a discussion of the Company's purchases of fabric from Burlington. No other supplier accounts for over 6% of the Company's total raw material requirements. As is customary in its industry, the Company has no long-term contracts with its suppliers. The Company believes that a variety of alternative sources of supply is available to satisfy its raw material requirements.

SEASONALITY AND BACKLOG

  The men's tailored clothing business has two principal selling seasons, spring and fall. Additional lines for the summer and holiday seasons are marketed in men's and women's sportswear. Men's tailored clothing, especially at higher price points, generally tends to be less sensitive to frequent shifts in fashion trends, economic conditions and weather, as compared to men's sportswear or women's career apparel and sportswear. While there is typically little seasonality to the Company's sales on a quarterly basis, seasonality can be affected by a variety of factors, including the mix of advance and fill-in orders, the distribution of sales across retail trade channels and overall product mix between traditional and fashion merchandise.

  The Company generally receives orders from its wholesale customers approximately five to seven months prior to shipment. Some of the Company's operating groups also routinely maintain in-stock positions of selected inventory in order to fulfill customer orders on a quick response basis. A summary of the order and delivery cycle for the Company's two primary selling seasons is illustrated below:

   MERCHANDISE SEASON   ADVANCE ORDER PERIOD                  DELIVERY PERIOD
   ------------------   -------------------- --------------------------------------------------
          Fall           December to March      June to October (primarily July and August)
         Spring          June to September   December to March (primarily January and February)

  The Company's borrowing needs are typically lowest in July and January. Financing requirements begin to rise as inventory levels increase in anticipation of the spring and fall advance order shipping periods. Borrowings reach their highest levels in April and October, just prior to the collection of receivables from men's tailored clothing advance order shipments. Sales and receivables are recorded when inventory is shipped, with payment terms generally 30 to 60 days from the date of shipment. With respect to the tailored clothing advance order shipments, customary industry trade terms are 60 days from the seasonal billing dates of February 15 and August 15.

COMPETITION

  All of the markets in which the Company competes--men's tailored clothing, men's slacks and sportswear, women's sportswear and women's career apparel--are highly competitive. The Company believes that the strong brand recognition enjoyed by its products at both the wholesale and retail level, the breadth of its product offerings in both price point and fashion direction and the established relationships it possesses across retail distribution channels are critical factors which differentiate the Company from its competitors. In addition, the Company believes that its vertically integrated manufacturing structure allows it to offer high quality products at competitive prices.

  The Company believes that it is the largest domestic manufacturer and marketer of men's tailored clothing as well as men's slacks with expected retail prices over $50. It competes in these and the other segments of its business primarily on the basis of its brand names, fashion offerings, quality, service and price. The Company believes that its competitive position depends upon its ability to respond effectively to changing consumer demands while continuing to provide apparel recognized for its consistent styling, quality and competitive prices.

  Although imports have been a significant factor in the men's tailored clothing industry in recent years, they have generally been offered at either the lowest or the highest retail price points. The Company believes that a variety of factors, including the long lead times required for international shipping and lack of appropriate quality control among foreign manufacturers (other than certain European manufacturers) have made it impractical for many foreign manufacturers to import men's tailored clothing products that are competitive with the Company's products on a price, quality and service basis. Imports of men's tailored clothing are also subject to quotas and import duties. The duty on imports of men's and boys' tailored clothing currently varies depending upon the fabric used and may range as high as 22%. The recently concluded NAFTA provides for the gradual elimination of tariffs and quotas on men's tailored clothing meeting NAFTA's strict rules of origin. Currently, men's tailored clothing that is manufactured in Canada but does not meet these strict rules of origin may be imported into the United States at relatively low tariff levels subject to specified quotas; any products imported above these quota levels would be subject to existing tariff rates. In addition, the recently completed GATT reduces both duties and quotas for apparel as well as fabric. The net effect on the Company of reduced tariffs on its foreign competition and on its foreign-sourced finished apparel and fabric is uncertain at this time.

CUSTOMER BASE

  As a broad-based manufacturer and marketer of apparel, the Company has focused on the continued diversification of its wholesale customer base to coincide with changing consumer trends. To effect this strategy, the Company has supplemented its traditional channel of distribution--department and specialty stores--with value-oriented retailers, direct mail companies, mass merchandisers and its own factory-direct-to-consumer retail channel. The Company believes that its relationships with major retailers, including the active involvement of the Company's senior management in the selling process, are of critical importance to the maintenance of its leading market position.

  The Company's primary wholesale customer base consists of fine specialty and leading department stores such as Dillard Department Stores, Federated Department Stores, Macy's, May Department Stores, Neiman Marcus, Nordstrom and J.C. Penney. This distribution channel accounted for approximately 60% of sales in fiscal 1993. The growing value-oriented channel, which includes outlet and off-price retailers, mass merchandisers and the Company's own factory-direct-to-consumer network, represents an increasingly important distribution channel for the Company. Other distribution channels include direct mail companies, golf pro shops and the Company's 28 factory outlet stores. The Company's top ten customers accounted for approximately 37% of net sales in fiscal 1993, and the Company's largest customer, Dillard Department Stores, represented approximately 12% of net sales. No other customer accounted for more than 7% of net sales in fiscal 1993.

MANAGEMENT INFORMATION SYSTEMS

  The Company believes that advanced information processing is essential in order to maintain its competitive position and, as a result, has invested in computer hardware systems, applications and networks to enhance and speed the apparel design process and to support the manufacturing, sale and distribution of its products to its customers. CAD systems are utilized throughout the new product design and manufacturing process. When coupled with the Company's computerized automatic cutting machines, this CAD technology helps systematize production and maximize fabric utilization in the manufacturing process. The Company provides a variety of information processing services, including quick response and electronic data interchange ("EDI"), to substantially all of its major customers, enabling the replenishment of inventory for selected product styles within 24 to 48 hours after an order is placed electronically. EDI applications include invoicing, purchase order creation and transmission, inventory advice, shipping notices, point-of-sale feedback data on retail transactions and electronic mail.

EMPLOYEES

  As of November 30, 1993, the Company had approximately 11,200 employees. A substantial percentage of nonsupervisory employees engaged in manufacturing and distribution participate in collective bargaining agreements with the Amalgamated Clothing and Textile Workers Union in effect through August 1994 and April 1995. The Company considers its employee relations to be satisfactory.

TRADEMARKS AND LICENSING AGREEMENTS

  The Company regards the trademarks it utilizes as valuable strategic assets which serve to differentiate its products in both the wholesale and retail marketplace. Approximately 60% of the Company's sales are of garments sold under trademarks which it owns, while approximately 40% of its sales are of products designed, manufactured and marketed by the Company under licensing agreements it has with others and on a private label basis.

  The Company utilizes 15 principal owned trademarks, including several which it believes are among the oldest and most recognized brand names in tailored clothing. Its Hart Schaffner and Marx(R) and Hickey-Freeman(R) trademarks were introduced in 1887 and 1899, respectively. Other principal trademarks owned by the Company include: Sansabelt(R), Kuppenheimer(R), Racquet Club(R) and Barrie Pace(R). From time to time, the Company develops new trademarks to support the introduction of new product lines. All of the Company's owned trademarks have been registered for use in the United States and various countries throughout the world. The Company vigorously protects its principal trademarks against infringement.

  In addition to the use of its owned trademarks, the Company operates under license agreements to manufacture and/or distribute certain men's and women's apparel. The Company believes that access to these trademarks provides it with an important strategic advantage, enabling the Company to broaden its product offering through the use of developed, well-recognized brand franchises. These licenses generally extend for a term of three to five years, with renewal options based upon achievement of specific sales levels. The agreements further provide for royalty payments based on a percentage of sales, minimum royalties and advertising minimums. Several agreements are also subject to termination upon a change of control and/or a change in certain of the Company's executive officers. The Company influences all aspects of design, merchandising, distribution, advertising and promotion of these licensed products with varying degrees of participation by the licensor. The Company also serves as a licensing agent for several of its principle licensors, including Jack Nicklaus, Nino Cerruti and Pierre Cardin. Most of the Company's material licensing agreements have been in place for over five years, and the Company believes its relationship with its principal licensors to be excellent. The Company does not believe that the termination of any single licensing agreement would have a material adverse effect on the business of the Company taken as a whole.

  To broaden the international distribution of the apparel sold under its owned and licensed trademarks, the Company has entered into over 35 license or sublicense agreements for specified product lines with third party licensees to produce, market and distribute products in 14 countries outside the United States. These agreements allow the Company to utilize the local market expertise of its licensees and to enter new geographic territories with minimal capital requirements.

  Set forth below is a summary overview of the Company's licensing agreements under which the Company is the licensee:

                                                                GEOGRAPHIC          DATE
                                             PRINCIPAL        AREA AVAILABLE      LICENSE
     LICENSOR/BRAND NAME                     PRODUCTS         UNDER LICENSE        BEGAN
   ------------------------------------  ----------------- -------------------- ------------
   The All England Lawn Tennis Club      Men's clothing    U.S.A., Mexico       3/7/88
    Limited
    Wimbledon(R)
   Allyn St. George International, Inc.  Men's suits and   U.S.A.               12/1/82
    Allyn St. George(R)                  sportcoats                             12/2/78
                                                                                (predecessor
                                                                                agreement)
   Asian and Western Classics            Men's clothing    U.S.A., Canada,      12/20/90
    Karl Lagerfeld(R)                                      Mexico
   Austin Reed Limited                   Men's furnishings U.S.A., Puerto Rico, 1/1/87
    Austin Reed(R)                                         Panama, Guam
                                         Men's sportswear  U.S.A., Puerto Rico, 12/31/86
                                                           Panama, Guam         3/16/84
                                                                                (predecessor
                                                                                agreement)
                                         Men's clothing    U.S.A., Puerto       8/1/72
                                                           Rico, Panama,        8/16/67
                                                           Guam and, through    (predecessor
                                                           sublicense, Canada   agreement)
                                         Women's clothing  U.S.A., Puerto Rico, 1/1/81
                                                           Panama, Guam
   Cerruti 1881 Paris S.A.               Men's clothing    U.S.A.               10/15/84
    CRR Nino Cerruti Paris(R) Cerruti                                           1/1/75
    1881 Couture(R)                                                             (predecessor
                                                                                agreement)
    CRR Nino Cerruti(R)                  Men's clothing    Mexico               10/1/91
                                                                                10/1/88
                                                                                (predecessor
                                                                                agreement)

                                                                      GEOGRAPHIC              DATE
                                             PRINCIPAL              AREA AVAILABLE          LICENSE
     LICENSOR/BRAND NAME                     PRODUCTS                UNDER LICENSE           BEGAN
   ---------------------------------  ----------------------- --------------------------- ------------
   The Downtown Athletic Club         Men's clothing          U.S.A., Canada,             9/1/93
    of New York City, Inc.                                    Mexico
    The Heisman Trophy Collection(TM)
   Gieves & Hawkes International      Men's tailored clothing U.S.A. except,              6/1/88
    Limited                                                   Alaska, Hawaii, Puerto Rico
    Gieves & Hawkes(R)
   Golden Bear Inc.                   Men's clothing          U.S.A., Mexico,             3/29/83
    Jack Nicklaus(R)                                          Puerto Rico                 6/1/71
                                                                                          (predecessor
                                                                                          agreement)
                                      Men's and women's       U.S.A., Canada,             7/1/90
                                      golf apparel            Mexico
   Henry E. Grethel                   Men's clothing          No limitation               5/20/87
    Henry Grethel(R)
   J.G. Hook, Inc.                    Men's clothing          U.S.A., Puerto Rico,        5/1/89
    J.G. Hook(R)                                              U.S. Virgin Islands,
                                                              Guam
   John W. Carson                     Men's apparel and       No limitation               9/4/86
    Johnny Carson(R)                  accessories
   Jonesheirs, Inc.                   Men's and women's       U.S.A. and numerous         6/1/88
    Bobby Jones(R)                    clothing                specified countries
   Krizia S.p.A.
    MM by Krizia(TM)                  Women's clothing        U.S.A., Canada,             9/5/91
                                                              Mexico
    KM by Krizia(TM)                  Men's clothing          U.S.A., Canada,             11/15/90
                                                              Mexico
   Luciano Franzoni                   Men's tailored clothing No limitation               10/16/89
    Luciano Franzoni(TM)
   Omni Sport b.v.                    Men's clothing          U.S.A., Canada,             7/1/92
    Fumagalli's(R)                                            Mexico
   Rough Rider Co.                    Men's clothing          U.S.A., military            3/1/78
    Rough Rider(TM)                                           exchanges worldwide
   S.A.R.L. de Gestion Pierre Cardin  Men's clothing          U.S.A., Colombia            9/1/72
    Pierre Cardin(R)
   Tommy Hilfiger Licensing, Inc.     Men's tailored clothing U.S.A.                      6/4/93
    Tommy Hilfiger(R)

PROPERTIES

  The Company's principal executive and administrative offices are located in approximately 45,000 square feet of leased space at 101 North Wacker Drive, Chicago, Illinois 60606. As of November 30, 1993, the Company operated 25 manufacturing and distribution facilities aggregating approximately 3.3 million square feet. The Company and its various operations occupy sales offices in New York City, Chicago, Dallas, Los Angeles and Atlanta totalling approximately 100,000 square feet, all of which is leased. Summary information for each of the Company's manufacturing and administrative locations is set forth below. The Company also operates 181 retail or outlet stores with an aggregate area of approximately 700,000 square feet. Four of such stores (comprising 23,000 square feet) are owned by the Company, and the remaining stores are leased.

  The Company believes that its properties are well maintained and its manufacturing equipment is in good operating condition and sufficient for current production.

                                                                APPROXIMATE
                                                                  SQUARE
    COMPANY            LOCATION                 USE               FOOTAGE   LEASED/OWNED
- ----------------  ------------------ -------------------------- ----------- ------------
Hartmarx          Chicago, IL        Administrative offices        45,000      Leased
 Corporation
Hart Schaffner    Chicago, IL        Coat sewing, matching        313,000      Owned
 & Marx           Chicago, IL        Administrative offices        67,000      Leased
                  Des Plaines, IL    Fabric storage, sponging,    361,000      Owned
                                      cutting, matching,
                                      warehousing, shipping
                  Cape Girardeau, MO Cutting, coat sewing         171,000      Owned
                  Winchester, KY     Coat sewing                   92,000      Owned
                  Chaffee, MO        Pant sewing, warehousing      78,000      Leased
                                      shipping
                  Rock Island, IL    Coat sewing                   43,000      Owned
                  Rochester, IN      Pant sewing                   37,000      Owned
Intercontinental  Buffalo, NY        Administrative offices,      280,000      Leased
 Branded                              fabric storage, sponging,
 Apparel                              cutting, matching,
                                      warehousing, shipping
                  Buffalo, NY        Coat sewing                  115,000      Owned
                  Whiteville, NC     Coat sewing                  105,000      Owned
                  Hialeah, FL        Coat sewing                   44,000      Leased
                  Dunkirk, NY        Pant sewing                   35,000      Owned
Trans-Apparel     Michigan City, IN  Administrative offices,      420,000      Owned
 Group                                fabric storage, cutting,
                                      warehousing, shipping
                  Anniston, AL       Pant sewing                   76,000      Leased
                  Elizabethtown, KY  Pant sewing                   54,000      Owned
                  East Chicago, IN   Pant sewing                   44,000      Leased
Biltwell          Farmington, MO     Fabric storage, cutting,      75,000      Leased
                                      pant sewing
                  Farmington, MO     Warehousing, shipping         65,000      Owned
                  St. Louis, MO      Administrative offices,       88,000      Leased
                                      coat sewing
                  Rector, AR         Pant sewing                   52,000      Owned
Hickey-Freeman    Rochester, NY      Administrative offices,      223,000      Owned
                                      fabric storage, sponging,
                                      cutting, sewing,
                                      warehousing and shipping
Kuppenheimer      Loganville, GA     Fabric storage, cutting,     179,000      Owned
                                      coat sewing, matching,
                                      warehousing and shipping
                  Norcross, GA       Administrative offices        59,000      Leased
                  Wellston, OH       Pant sewing                   34,000      Leased
International     Easton, PA         Administrative offices,      220,000      Owned
 Women's                              warehousing and shipping
 Apparel
Bobby Jones       Rochester, NY      Warehousing, shipping         51,000      Leased

LEGAL PROCEEDINGS

  Dior Proceedings. In 1989, HSM and Christian Dior-New York, Inc. ("Dior") were adverse parties in various lawsuits filed in the Circuit Court of Cook County, Illinois, arising out of a Trademark License Agreement under which HSM manufactured and sold apparel products bearing Dior's trademark(s). These lawsuits were eventually settled and dismissed; however, the settlement agreement among the parties has been the subject of an unfavorable award against HSM in a subsequent arbitration proceeding and lawsuit which is currently being appealed. In addition, HSM has initiated a separate arbitration proceeding against Dior. It is the opinion of management that neither matter will have a material effect on the Company's business or financial condition.

  Spillyards Litigation. In September 1992, David Spillyards, represented to be the holder of approximately 1,800 shares of common stock of the Company, filed a class action complaint in the Circuit Court of Cook County, Illinois, against the Company, its directors and former director Harvey A. Weinberg. The complaint claimed that the Company's directors breached certain duties owed to the Company's shareholders and sought certification as a class action, the appointment of Mr. Spillyards' counsel as class counsel and related damages. The complaint, which also included a derivative action, alleged that the purpose of the sale of the Company's principal retail unit, HSSI, to HSSA, was to benefit Mr. Weinberg (who was also alleged to have been a director of the Company at the time of the announcement of the sale). The complaint was subsequently amended to include additional allegations pertaining to the ultimate sale of 5,714,286 shares of common stock of the Company and a three-year warrant for 1,649,600 shares of common stock of the Company to Traco (the "Traco Agreement"). The complaint, as amended, was dismissed on November 30, 1992 and Mr. Spillyards was given permission by the Court to file another amended complaint, which was filed on December 28, 1992 (the "Second Amended Complaint"). The Second Amended Complaint, denominated as a class action and derivative complaint, again challenged certain aspects of the Traco Agreement and alleged that the Company made certain misleading representations in its July 17, 1991 prospectus. After the Company's motion to dismiss the Second Amended Complaint was granted on June 24, 1993, Mr. Spillyards filed a Third Amended Complaint (purportedly asserting new issues regarding the Traco Agreement), which was again dismissed on September 29, 1993. Mr. Spillyards filed notice of appeals with the Illinois Appellate Court on October 29, 1993, and December 23, 1993. The appeals were consolidated by court order on February 8, 1994.

  HSSI Matters. On September 18, 1992, the Company sold the HSSI Stock to HSSA for the HSSA Note, in the principal amount of $43 million due September 18, 1994, which was subject to adjustment based on inventories to be taken after the closing and was subsequently adjusted to $35 million. Pursuant to the Pledge Agreement, the HSSA Note was secured by a pledge of the HSSI Stock and HSSI also guaranteed the obligations of HSSA under the HSSA Note.

  On November 23, 1993, after the Company determined that certain obligations under the HSSA Note and related documents had been breached, the Company exercised certain of its rights under the Pledge Agreement to, among other things, cause the HSSI Stock to be voted to elect a new Board of Directors.

  On November 23, 1993 and December 2, 1993, HSSI filed complaints against MLR in the Circuit Court, seeking (i) to enjoin MLR from foreclosing under an inventory credit agreement between HSSI and MLR, pursuant to which MLR provided credit support to HSSI, (ii) over $4 million in compensatory damages and (iii) $30 million in punitive damages for, among other things, breach of contract and conversion. On January 28, 1994, both of these actions were removed by MLR to federal court to be administered in the HSSI Chapter 11 case.

  On November 29, 1993, HSSA filed a complaint for declaratory and preliminary and permanent injunctive relief against the Company in the Circuit Court, seeking an order declaring, among other things, that HSSA is and remains the owner of HSSI. The complaint alleges that the Company improperly and wrongfully seized ownership of HSSI. HSSA's request for a temporary restraining order in this regard was denied and the case remains before the Circuit Court. On January 24, 1994, HSSA was granted leave, subject to pending objections, to file an amended complaint. The amended complaint seeks actual damages in an unspecified amount and punitive damages of at least $10 million for, among other things, breach of contract, tortious interference with contract, and conversion. The Circuit Court has reserved ruling on the propriety of the filing of the amended complaint. Primarily, these theories of liability are based on claims that the Company unilaterally and wrongfully took the HSSI Stock in the absence of an event of default and in the absence of any notice to HSSA and failed to dispose of the HSSI Stock in a commercially reasonable manner, all in breach of the Company's obligations under the HSSA Note, the Stock Purchase Agreement, the Pledge Agreement and Part 5 of Article 9 of the Illinois Commercial Code.

  On December 3, 1993, HSM and certain other subsidiaries of the Company filed a complaint against MLR in the Circuit Court seeking damages for goods sold pursuant to orders of MLR for shipment to HSSI and other retailers to which MLR provides credit support.

  On December 21, 1993, HSSI and 25 affiliates filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court").

  On January 19, 1994, the Company filed a complaint against the directors of HSSA in the Circuit Court seeking damages for wrongfully causing HSSI to make distributions, returns of capital and compensation and other payments to principals of HSSA in violation of the HSSA Note. The complaint was dismissed without prejudice on March 2, 1994.

  On January 24, 1994, HSSI filed a complaint in the Bankruptcy Court against MLR which included many of the claims asserted in the Circuit Court case described above and which additionally seeks (i) to equitably subordinate the claim asserted by MLR in HSSI's bankruptcy case and (ii) monetary damages from the former directors of HSSI and related parties for breach of fiduciary duty. Also on January 24, 1994, MLR filed a complaint (which was amended on February 4, 1994) against the Company and six subsidiaries, among others, in the Circuit Court seeking actual damages of $19 million and punitive damages of over $100 million for tortious interference with contract and interference with prospective economic advantage. These theories of liability are based, in part, on claims that no default existed under the HSSA Note and that the subsequent sale of the HSSI Stock was improper because the Company did not give notice of the time or location of the sale of the HSSI Stock. MLR further alleges that counsel for the Company conceded in the hearing on HSSA's unsuccessful attempt to obtain a temporary restraining order that HSSA was entitled to such notice.

  On February 4, 1994, MLR filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court and filed an adversary proceeding against the Company to recover a payment of approximately $4.8 million to the Company as a voidable preference under the Bankruptcy Code. The preference action was dismissed without prejudice on February 10, 1994.

  The Company, HSSI, HSSA and MLR have agreed, under certain conditions, to forebear from prosecuting their claims in the Chapter 11 cases, the Circuit Court proceedings and related federal court proceedings described above until May 15, 1994 in order to facilitate discussions regarding a possible consensual resolution of the above matters. The agreement may be terminated by any party upon ten days' written notice and there can be no assurance that any such resolution will result from such discussions.

  After consultation with counsel, management of the Company believes that the Company has meritorious defenses to the actions against the Company referred to above and that such actions will not have a material adverse effect on the Company's business or financial condition. See "Risk Factors--Uncertainties Regarding HSSI and MLR" for a discussion of certain possible effects of the above proceedings on the Company.

                                   MANAGEMENT

  The executive officers and significant employees of the Company and their ages as of February 15, 1994 are as follows:

       CORPORATE EXECUTIVE
            OFFICERS                 AGE                           POSITION
      ---------------------          ---                 ---------------------------
      Elbert O. Hand                  54                 Chairman, Chief Executive
                                                         Officer and Director
      Homi B. Patel                   44                 President, Chief Operating
                                                         Officer and Director
      Wallace L. Rueckel              49                 Executive Vice President
                                                         and Chief Financial Officer
      Carey M. Stein                  46                 Executive Vice President,
                                                         Chief Administrative Offi-
                                                         cer, Secretary and General
                                                         Counsel
      Glenn R. Morgan                 46                 Senior Vice President
                                                         and Controller
      Frank A. Brenner                65                 Vice President, Marketing
                                                         Services
      James E. Condon                 43                 Vice President and Trea-
                                                         surer
      Linda J. Valentine              43                 Vice President, Compensa-
                                                         tion and Benefits
      OPERATIONS EXECUTIVES
      ---------------------
      Thomas G. Bowles                44                 President and Chief Operat-
                                                         ing Officer, Intercontinen-
                                                         tal Branded Apparel
      Thomas L. Hall                  44                 President and Chief Execu-
                                                         tive Officer, International
                                                         Women's Apparel
      Kenneth A. Hoffman              50                 President, Men's Apparel
                                                         Group; President and Chief
                                                         Executive Officer, Hart
                                                         Schaffner & Marx
      Larry Levy                      61                 President and Chief Execu-
                                                         tive Officer, Kuppenheimer
      R. Roydon Ricks                 50                 President and Chief Operat-
                                                         ing Officer, Trans-Apparel
                                                         Group
      Steven J. Weiner                53                 President and Chief Operat-
                                                         ing Officer, Hickey-Freeman
      Thomas M. Wheeler               41                 President and Chief Operat-
                                                         ing Officer, Biltwell Com-
                                                         pany
      Solange Cohen                  33                  Vice President, Barrie Pace

CORPORATE EXECUTIVE OFFICERS

  ELBERT O. HAND became Chairman and Chief Executive Officer of Hartmarx Corporation in 1992. In his 29 years with the Company, he has held many positions including President and Chief Operating Officer from 1987 to 1992 and President of the Men's Apparel Group from 1982 to 1987. He has been a director since 1984. He is the former Chairman and currently a director of the American Apparel Manufacturers Association.

  HOMI B. PATEL became President in 1992 and Chief Operating Officer in 1993. He also serves as Chairman of the Men's Apparel Group. He became a director of the Company in January 1994. He has been employed by Hartmarx for 14 years, during which time he has held a variety of management positions. He is President of the Clothing Manufacturers Association and serves as its chief labor negotiator.

  WALLACE L. RUECKEL became Executive Vice President and Chief Financial Officer in 1993. Prior to joining the Company, he served as a key financial officer at Guardian Industries and its affiliates for nine years. He also worked for Sundstrand Corporation from 1975 to 1984 and for Cummins Engine Co. from 1967 to 1975.

  CAREY M. STEIN became Chief Administrative Officer in 1993. He was named Executive Vice President in 1992 and General Counsel and Secretary in 1984. He has worked for the Company for 16 years. He is a member of the American Apparel Manufacturers Association Legal Committee. He is presently on a medical leave of absence from the Company.

  GLENN R. MORGAN was named Senior Vice President in 1993 and serves as the Company's Controller and Chief Accounting Officer. He has worked for the Company for 14 years. He serves on the board of the Financial Management Committee of the American Apparel Manufacturers Association.

  FRANK A. BRENNER became Vice President of Marketing Services in 1983. He has been employed by Hartmarx for 25 years in a variety of advertising, marketing and public relations positions.

  JAMES E. CONDON became Vice President and Treasurer in 1986. He joined the Company in 1977 and has been responsible for treasury operations, investor and financial relationships and pension fund management.

  LINDA J. VALENTINE became Vice President of Compensation and Benefits in 1993. She has been employed by Hartmarx for 13 years, during which time she has held various management positions in compensation and human resources.

OPERATIONS EXECUTIVES

  THOMAS G. BOWLES became President of Intercontinental Branded Apparel in 1988 and Chief Operating Officer in 1991. He joined IBA in 1987 as Executive Vice President of Marketing and Merchandising.

  THOMAS L. HALL joined the Company as President and Chief Executive Officer of International Women's Apparel in 1989. He was formerly President and Chief Operating Officer of Pyke Manufacturing, a women's apparel manufacturer.

  KENNETH A. HOFFMAN became President and Chief Executive Officer of Hart Schaffner & Marx in 1984 and President of the Company's Men's Apparel Group in 1991. His career at Hartmarx spans 26 years during which he held several executive positions including President of the predecessor to Intercontinental Branded Apparel.

  LARRY LEVY became President and Chief Executive Officer of Kuppenheimer in 1993. He joined Hartmarx in 1972 and served in various capacities at HSSI, including Chief Executive Officer of Wallachs in New York and Baskins in Chicago. Most recently, he was President of Field Bros.

  R. ROYDON RICKS was named President and Chief Operating Officer of Trans-Apparel Group in 1991. Since joining Hartmarx in 1980, Ricks has held several executive positions for Hart Schaffner & Marx, and was President of the Company's former Gleneagles outerwear subsidiary.

  STEVEN J. WEINER became President and Chief Operating Officer of Hickey-Freeman in 1992. He joined Hartmarx in 1977 and has worked in several of the Company's businesses, including Intercontinental Branded Apparel and Hartmarx International.

  THOMAS M. WHEELER was named President and Chief Operating Officer of Biltwell in 1992. His career with Hartmarx began in 1977 in its former Fashionaire business, later serving as President and Chief Operating Officer of Hartmarx Special Markets Group.

  SOLANGE COHEN became Vice President of Barrie Pace in 1993. Since joining Hartmarx in 1984, she has held various positions at Barrie Pace, including Buyer, Director of Marketing and Merchandise Manager.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  The following summary of the principal terms of certain indebtedness of the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the documents relating to such indebtedness, copies of which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part and other documents filed by the Company with the Commission.

OVERRIDE AGREEMENT AND BRIDGE FACILITY

  In December 1992, the Company entered into the Override Agreement and the Bridge Facility with the Company's then principal lenders. The Override Agreement substantially replaced or amended the provisions of prior agreements covering the Company's $196 million unsecured borrowing facility with 13 banks, $45 million of insurance term loans, approximately $38 million of bank term loans, the ESOP loan guarantee and guarantees related to certain industrial development bonds having aggregate borrowings of approximately $15 million. In addition, the Bridge Facility provides for new seasonal borrowings of $35 million. Borrowings under the Override Agreement and the Bridge Facility are secured by substantially all of the assets of the Company and its subsidiaries, subject to a priority for certain trade creditors. Borrowings under the Override Agreement, Bridge Facility and certain other debt extending to 2007 collectively constitute the current "Senior Debt."

  The $307 million Override Agreement is in effect through December 30, 1995. As of November 30, 1993, $226.4 million was outstanding under the Override Agreement with $73.9 million available thereunder after taking into account $6.7 million of outstanding letters of credit. The Bridge Facility, originally $35 million and maturing on November 30, 1993, has been extended by the Company for one year and provides for a $15 million commitment through November 30, 1994. The sale of the Notes contemplated hereby requires the consent of the lenders under the Override Agreement and the Bridge Facility. Concurrently with the sale of the Notes, the Company will enter into the New Credit Facility described below (the "New Credit Facility"), cancel the Bridge Facility and repay obligations outstanding under and cancel the Override Agreement. At the present time, no borrowings are outstanding under the Bridge Facility.

NEW CREDIT FACILITY


  The Company has executed a commitment letter (the "Financing Commitment") with General Electric Capital Corporation as managing agent (the "Managing Agent") with respect to the New Credit Facility. The Financing Commitment is subject to, among other things, (i) there being no material adverse change in the business, assets, revenue, operations, prospects or financial condition of the Company and its subsidiaries taken as a whole and (ii) definitive documentation for the New Credit Facility acceptable to the Managing Agent. The Financing Commitment terminates if the closing of the New Credit Facility is not consummated on or before April 30, 1994. The description set forth below of the New Credit Facility is based upon the Form of Credit Agreement (the "Credit Agreement"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summary of the New Credit Facility does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Credit Agreement.

  The New Credit Facility is a three-year secured revolving credit facility in an aggregate maximum amount of $175 million, subject to a borrowing base formula based upon 85% of eligible accounts receivable and 55% of eligible inventory, subject to certain reserves, including a letter of credit subfacility of up to $25 million and a swing loan subfacility of up to $15 million. The New Credit Facility will be used to refinance the existing Override Agreement and Bridge Facility, to finance ongoing working capital and letter of credit requirements and for general corporate purposes.

  The New Credit Facility will be secured by a first priority security interest in substantially all of the current and certain of the intangible assets of the Company and its subsidiaries. The New Credit Facility will include a negative pledge on all assets of the Company and its subsidiaries and be guaranteed by the subsidiaries of the Company.

  Borrowing under the New Credit Facility will be maintained as either base rate or LIBOR loans, as the Company may elect from time to time, at rates that are: (i) 1.5% over the greater of (a) a rate based on the weighted average of rates of the 90-day commercial paper rate or (b) the base rate of a bank to be selected by the Managing Agent or (ii) 2.5% over LIBOR. The New Credit Facility will contain certain provisions for the ability of these rates to decline based upon ratios relating to total debt to EBITDA and debt service coverage. Outstanding principal amounts under the New Credit Facility will bear interest at the applicable interest rate plus 2% after the occurrence and during the continuance of an Event of Default under the Credit Agreement. The New Credit Facility will require the Company to pay certain customary fees, including (i) an unused commitment fee (.5% per annum) payable quarterly throughout the term of the New Credit Facility, (ii) an annual administrative fee ($75,000), (iii) an annual collateral agent fee ($100,000) and (iv) letter of credit fees.

  The Company will be able to prepay base rate loans borrowed under the New Credit Facility, in whole or in part, subject to certain minimum prepayment amounts. Base rate loans will be prepayable without penalty. The New Credit Facility will require the Company to make prepayments in an amount equal to the net proceeds received from permitted dispositions of assets out of the ordinary course of business by the Company or its subsidiaries, which prepayments will not reduce availability to the Company under the Credit Agreement.

  The New Credit Facility will contain material restrictions on the operation of the Company's business, including without limitation covenants pertaining to
(i) capital expenditures, (ii) investments and investments in joint ventures,
(iii) certain junior payments, (iv) fundamental changes and asset sales, (v) liens and encumbrances, (vi) operating and capital leases, (vii) sale and lease-back transactions, (viii) sale or discount of receivables, (ix) transactions with shareholders and affiliates, (x) minimum net worth, (xi) incurrence of additional indebtedness and (xii) ratios relating to (a) minimum accounts payable to inventory, (b) maximum total debt to EBITDA and (c) minimum debt service coverage, as well as other customary covenants, representations and warranties and funding conditions. The Company does not believe that the restrictions contained in these financial and operating covenants will cause significant limitations on the Company's financial flexibility. In addition, the terms of the New Credit Facility will require the obligations under the New Credit Facility to be reduced to no more than $135 million for a minimum of 30 consecutive days during the period between April 1 and June 30 during each calendar year.

  The New Credit Facility will contain customary events of default including, without limitation, (i) the failure to make payments when due, (ii) defaults under other agreements or instruments of indebtedness in excess of specified amounts, (iii) noncompliance with covenants, (iv) breaches of representations and warranties, (v) bankruptcy, (vi) judgments in excess of specified amounts,
(vii) impairment of security interests in collateral, (viii) a material adverse change in the business or financial condition of the Company and its subsidiaries taken as a whole, (ix) certain changes of control and (x) impairment of license agreements.

INDUSTRIAL DEVELOPMENT BONDS

  In December 1993, the Company entered into loan agreements with the Indiana Development Finance Authority ("IDFA") and with the City of Des Plaines, Illinois ("Des Plaines") relating to economic development refunding revenue bonds (the "IDBs") issued by IDFA in the amount of $7.5 million (Michigan City issue) and by Des Plaines in the amount of $8.0 million (Des Plaines issue). The IDBs refunded economic development revenue bonds issued in connection with the construction of the Company's Michigan City distribution center and offices and its Des Plaines Plaza facility. The IDBs bear a fixed coupon of 7.25% and were issued at a discount to yield 7.50%. The IDBs mature July 1, 2014 (Michigan City issue) and July 1, 2015 (Des Plaines issue). The Company, at its option, may redeem the IDBs beginning July 1, 2000 at the redemption prices set forth therein. The IDBs are unsecured obligations of Hartmarx Corporation and include certain customary covenants, representations and warranties, and events of default. The IDBs do not contain financial covenants or cross-default provisions.

                            DESCRIPTION OF THE NOTES

  The Notes will be issued under the Indenture, dated as of            , 1994,
between the Company and Bank One Wisconsin Trust Company, N.A., as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary, which describes certain provisions of the Indenture and the Notes, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and the Notes, including the definitions therein of terms not defined in this Prospectus. As used in "Description of the Notes," (i) capitalized or defined terms shall have the meaning ascribed to them herein and (ii) the "Company" shall mean Hartmarx Corporation and shall not include its subsidiaries.

GENERAL

  The Notes will mature on        , 2002, and will bear interest at the rate
per annum stated on the cover page hereof from                  , payable
semiannually in arrears on July 15 and January 15 of each year, commencing July 15, 1994, to the persons who are registered holders thereof at the close of business on the July 1 or January 1 immediately preceding such interest payment date. The Trustee will authenticate and deliver Notes for original issue in an aggregate principal amount of $100 million.

  Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the office of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

REDEMPTION

  On or after         , 1998, the Notes may be redeemed at the option of the
Company, at any time as a whole, or from time to time in part, on not less than 30 days' nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

  If redeemed during the 12-month period commencing     ,:

                                            REDEMPTION
             YEAR                             PRICE
             ----                           ----------
             1998..........................        %
             1999..........................        %
             2000..........................        %
             2001 and thereafter...........  100.00%

  Notwithstanding the foregoing, at any time prior to           , 1997, the
Company may redeem, in part and from time to time, with the net proceeds of one or more Public Equity Offerings or Traco Warrant Exercises, up to $25 million aggregate principal amount of the Notes, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

  If redeemed during the 12-month period commencing     ,:

                                            REDEMPTION
             YEAR                             PRICE
             ----                           ----------
             1994..........................        %
             1995..........................        %
             1996..........................        %

SINKING FUND

  There will be no mandatory sinking fund payments for the Notes.

RANKING

  The payment of the principal of, premium (if any) and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Debt of the Company in full in cash or cash equivalents. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "--Defeasance" below is not subordinate to any Senior Debt or subject to the restrictions described herein. At November 30, 1993, after giving effect to the use of proceeds from the sale of the Notes offered hereby and the New Credit Facility to repay existing Senior Debt, the outstanding Senior Debt of the Company would have been $143 million. Although the Indenture contains limitations on the amount of additional Debt which the Company may incur, under certain circumstances the amount of such Debt could be substantial and, in any case, such Debt may be Senior Debt. See "--Certain Covenants--Limitation on Debt" below.

  The Company is a holding company which derives substantially all of its income from its Subsidiaries. The Company must rely on dividends or other intercompany transfers from its Subsidiaries to generate the funds necessary to meet its debt service and other obligations, including payment of principal and interest on the Notes. The ability of such Subsidiaries to pay such dividends or other intercompany transfers is subject to applicable state laws. Claims of creditors of such Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees issued by such Subsidiaries, and claims of holders of Preferred Stock (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes, even though such obligations do not constitute Senior Debt. The Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and holders of Preferred Stock (if any) of Subsidiaries of the Company. It is anticipated that certain of the Subsidiaries will guarantee the Company's obligations under the New Credit Facility. At November 30, 1993, after giving effect to the use of proceeds from the Notes and the New Credit Facility to repay Senior Debt, the amount of indebtedness and accounts payable of the Company's Subsidiaries (excluding intercompany debt and debt guaranteed by the Company's Subsidiaries which is included in the calculation of Senior Debt) would have been approximately $30 million, and the Company's Subsidiaries would have had no Preferred Stock outstanding. Although the Indenture limits the incurrence of Debt and issuance of Preferred Stock by the Company's Subsidiaries, such limitation is subject to a number of significant qualifications; moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Debt or Preferred Stock under the Indenture. See "--Certain Covenants--Limitation on Subsidiary Debt and Preferred Stock."

  "Senior Debt" is defined as (i) Bank Debt; (ii) all obligations consisting of the principal of and premium (if any) and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not post-filing interest is allowed in such proceeding), whether existing on the date of the Indenture or thereafter incurred, in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable; (iii) all Capital Lease Obligations of the Company; (iv) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction, (B) under interest rate swaps, caps, collars, options and similar arrangements and foreign currency hedges entered into in respect of any obligations described in clauses (i), (ii) and (iii) or generally to hedge foreign exchange risks, (C) under receivables financing facilities or (D) issued or assumed as the deferred purchase price of property or services and all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement; (v) all obligations of other persons of the type referred to in clauses (ii), (iii) and (iv) and all dividends of other persons for the payment of which, in either case, the Company is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any agreement which has the economic effect of a guarantee; and (vi) all obligations of the Company consisting of modifications, renewals, extensions, replacements, refinancings and refundings of any obligations described in clause (i), (ii), (iii), (iv) or
(v); unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes. However, Senior Debt will not be deemed to include (1) any obligation of the Company to any Subsidiary, (2) any liability for federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any indebtedness, guarantee or obligation of the Company (other than the Bank Debt) which is contractually subordinate or junior in right of payment to any other indebtedness, guarantee or obligation of the Company or (5) the portion of any Debt issued in violation of the provisions described under "--Certain Covenants--Limitation on Debt" below.

  Only indebtedness of the Company that is Senior Debt will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank pari passu with all other Senior Subordinated Debt of the Company. The Company has agreed in the Indenture that it will not issue (as defined in "--Certain Definitions" below), directly or indirectly, any Debt which is subordinate or junior in ranking in any respect to Senior Debt unless such Debt is Senior Subordinated Debt or is expressly subordinated in right of payment to Senior Subordinated Debt. Unsecured Debt is not deemed to be subordinate or junior to Secured Debt merely because it is unsecured.

  The Company may not pay the principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "-- Defeasance" below and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Senior Debt is not paid in full in cash or cash equivalents when due or (ii) any other default on Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Debt has been paid in full in cash or cash equivalents. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representatives of the Designated Senior Debt. During the continuance of any default (other than a default described in clause
(i) or (ii) of the second preceding sentence) with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of such Designated Senior Debt specifying an election to effect such prohibition (a "Payment Notice") and ending 179 days thereafter (or earlier if terminated (i) by written notice to the Trustee and the Company from the Representative which gave such Payment Notice, (ii) because such default is no longer continuing or (iii) because such Designated Senior Debt has been repaid in full in cash or cash equivalents). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Debt or the Representative of such holders has accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Notes after the end of such Payment Blockage Period. Not more than one Payment Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period. However, if any Payment Notice within such 360-day period is given by the Representative of any Designated Senior Debt (other than the Bank Debt), the Representative of the Bank Debt may give another Payment Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period.

  Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Debt will be entitled to receive payment in full in cash or cash equivalents before the holders of the Notes are entitled to receive any payment.

  If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Debt or their Representatives of the acceleration. If any Designated Senior Debt is outstanding, the Company may not pay the Notes until five days after such notice is received and, thereafter, may pay the Notes only if the Indenture otherwise permits the payment at that time.

  By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than the holders of the Notes.

CHANGE OF CONTROL

  Upon the occurrence of any of the following events each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) any "person" or "group" (within the meaning of Section 13(d) of the Exchange Act), together with any Affiliates or Associates thereof, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have a beneficial ownership of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of equity securities entitled to vote in the election of directors of the Company; (ii) liquidation or dissolution of the Company; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office. A Change of Control will be deemed to have occurred if an event described in any of the foregoing clauses (i), (ii) or (iii) has occurred, regardless of whether one of the events in any of the other clauses has also occurred. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

  The occurrence of certain of the events which would constitute a Change of Control may constitute a default under the New Credit Facility and could constitute a default under the Company's other existing or future indebtedness. Under the New Credit Facility, the Company is prohibited from repurchasing any Notes upon a Change of Control. In addition, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. The Company's ability to repurchase the Notes may be limited by applicable subordination provisions. See "--Ranking." Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources.

  Within 30 days following any Change of Control, the Company will mail a notice to each holder stating (i) that a Change of Control has occurred and that such holder has the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); (ii) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions, determined by the Company consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

  The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters.

  The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, in connection with any offer required to be made by the Company to repurchase the Notes as a result of a Change of Control.

  The provisions relative to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

CERTAIN COVENANTS

  Set forth below are certain covenants contained in the Indenture:

  Limitation on Debt. The Company shall not issue, directly or indirectly, any Debt unless the Consolidated EBITDA Coverage Ratio for the period of the most recently completed four fiscal quarters of the Company ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the Commission which includes consolidated financial statements including such quarter) the date such Debt is issued exceeds 2.0 to 1.0.

  Notwithstanding the foregoing, the Company may issue the following Debt: (1) Debt issued pursuant to the New Credit Facility or any agreement or agreements which refinance or replace the New Credit Facility, but only to the extent that the aggregate of all Debt issued or issuable by the Company under the New Credit Facility and all such refinancing agreements does not exceed the greater of (A) $175 million and (B) the sum of (x) 55% of the book value of the inventory of the Company and its Wholly Owned Subsidiaries (other than Nonrecourse Subsidiaries) and (y) 85% of the book value of the accounts receivable of the Company and its Wholly Owned Subsidiaries (other than Nonrecourse Subsidiaries), in each case as determined in accordance with generally accepted accounting principles (such sum of (x) and (y) is referred to herein as the "Borrowing Base"); (2) Debt under Capital Lease Obligations which does not exceed $10 million in the aggregate (less the amount of any Debt under Capital Lease Obligations of any Subsidiary then outstanding and incurred pursuant to clause (2) of "--Limitation on Subsidiary Debt and Preferred Stock" below); (3) Debt owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of such Debt by such Wholly Owned Subsidiary (other than to a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Debt by the Company; (4) the Notes and Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt permitted by this clause (4); provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced plus an amount no greater than any prepayment premium due under the terms of the Debt so exchanged, refunded or refinanced and fees, costs and expenses of issuance of the Debt so issued and
(ii) either (x) the Debt so issued shall not mature prior to the earlier of (A) the Stated Maturity of the Debt being exchanged, refunded or refinanced and (B) the first anniversary of the Stated Maturity of the Notes or (y) the portion, if any, of the Debt so issued that is scheduled to mature on or prior to the Stated Maturity of the Notes has a weighted average life to maturity at the time such Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Debt being exchanged, refunded or refinanced that is scheduled to mature on or prior to the Stated Maturity of the Notes; (5) Debt (other than Debt described in clause (1), (2), (3) or (4) of this paragraph) outstanding on the date on which the Notes were originally issued and Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt permitted by this clause (5); provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced plus an amount no greater than any prepayment premium due under the terms of the Debt so exchanged, refunded or refinanced and fees, costs and expenses of issuance of the Debt so issued and (ii) either
(x) the Debt so issued shall not mature prior to the earlier of (A) the Stated Maturity of the Debt being exchanged, refunded or refinanced and (B) the first anniversary of the Stated Maturity of the Notes or (y) the portion, if any, of the Debt so issued that is scheduled to mature on or prior to the Stated Maturity of the Notes has a weighted average life to maturity at the time such Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Debt being exchanged, refunded or refinanced that is scheduled to mature on or prior to the Stated Maturity of the Notes; and (6) Debt in an aggregate principal amount which, together with all other Debt of the Company then outstanding (other than Debt permitted by clauses (1) through (5) of this paragraph or the immediately preceding paragraph) does not exceed $10 million (less the amount of any Subsidiary Debt or Preferred Stock then outstanding and incurred pursuant to clause (7) of "--Limitation on Subsidiary Debt and Preferred Stock" below).

  Notwithstanding the two immediately preceding paragraphs, the Company shall not issue any Debt (i) if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Debt shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations or (ii) if such Debt is subordinate or junior in ranking in any respect to any Senior Debt unless such Debt is Senior Subordinated Debt or is expressly subordinated in right of payment to Senior Subordinated Debt. In addition, the Company shall not issue any Secured Debt which is not Senior Debt unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Debt for so long as such Secured Debt is secured by a Lien. For purposes of the preceding sentence, the granting of liquidation or other preferences by the holders of Senior Debt to providers of trade credit to the Company or any Subsidiary shall not render such trade credit Secured Debt.

  Limitation on Subsidiary Debt and Preferred Stock. The Company shall not permit any Subsidiary to issue, directly or indirectly, any Debt or Preferred Stock except: (1) (i) any Bank Guarantee, (ii) any guarantee by a Subsidiary of any Senior Debt permitted to be issued pursuant to "--Limitation on Debt" above and (iii) Debt or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Debt or Preferred Stock (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Debt or Preferred Stock by the issuer thereof; (2) Debt under Capital Lease Obligations which does not exceed $10 million in the aggregate (less the amount of any Debt under Capital Lease Obligations then outstanding and incurred pursuant to clause (2) of the second paragraph of "--Limitation on Debt" above); (3) Debt or Preferred Stock of a Subsidiary issued and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Debt or Preferred Stock issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); (4) Debt or Preferred Stock issued and outstanding on or prior to the date on which the Notes were originally issued (other than Debt or Preferred Stock described in clause (1), (2) or (3) of this paragraph); (5) Debt or Preferred Stock issued in exchange for, or the proceeds of which are used to refund or refinance, Debt or Preferred Stock referred to in clause (2),
(3) or (4) of this paragraph; provided, however, that (i) the principal amount or liquidation value of such Debt or Preferred Stock so issued shall not exceed the principal amount or liquidation value of the Debt or Preferred Stock so refunded or refinanced plus an amount no greater than any prepayment premium due under the terms of the Debt or Preferred Stock so refunded or refinanced and reasonable expenses of issuance of the Debt or Preferred Stock so issued and (ii) either (x) the Debt or Preferred Stock so issued shall not mature prior to the earlier of (A) the Stated Maturity of the Debt or Preferred Stock being exchanged, refunded or refinanced and (B) the first anniversary of the Stated Maturity of the Notes or
(y) the portion, if any, of the Debt or Preferred Stock so issued that is scheduled to mature on or prior to the Stated Maturity of the Notes has a weighted average life to maturity at the time such Debt or Preferred Stock is issued that is equal to or greater than the weighted average life to maturity of the portion of the Debt or Preferred Stock being exchanged, refunded or refinanced that is scheduled to mature on or prior to the Stated Maturity of the Notes; (6) Nonrecourse Debt of a Nonrecourse Subsidiary issued after the date of the Indenture to finance the acquisition of new assets acquired by the Company or its Subsidiaries after such date; provided, however, that if any such debt thereafter ceases to be Nonrecourse Debt of a Nonrecourse Subsidiary, then such event will be deemed to constitute the issuance of such Debt by the issuer thereof; and (7) Debt and Preferred Stock in an aggregate principal amount which, together with all other Debt and Preferred Stock of Subsidiaries then outstanding (other than Debt or Preferred Stock permitted by clauses (1) through (6) of this paragraph) does not exceed $10 million (less the amount of any Debt then outstanding and incurred pursuant to clause (6) of the second paragraph of "--Limitation on Debt" above).

  Limitation on Restricted Payments. The Company shall not, and shall not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any distribution in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Nonconvertible Capital Stock or in options, warrants or other rights to purchase its Nonconvertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary which is not a Nonrecourse Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, a Subsidiary or any direct or indirect parent of the Company,
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Affiliate of the Company or person, other than a Wholly Owned Subsidiary which is not a Nonrecourse Subsidiary or a person which will become a Wholly Owned Subsidiary which is not a Nonrecourse Subsidiary as a result of any such Investment (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being hereinafter referred to as a "Restricted Payment") if at the time the Company or such Subsidiary makes such Restricted
Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to issue $1.00 of additional Debt in accordance with the provisions of the first paragraph under "--Limitation on Debt" above; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the date on which the Notes were originally issued would exceed the sum of (a) 50% of the Consolidated Net Income accrued
during the period (treated as one accounting period) from              , 199
to the end of the most recent fiscal quarter ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the Commission which includes consolidated financial statements including such quarter) the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (b) the aggregate Net Proceeds received by the Company from the issue or sale of, or as a capital contribution in respect of, its Capital Stock (other than Redeemable Stock or Exchangeable Stock) subsequent to the date on which the Notes were originally issued (other than an issuance or sale to a Subsidiary or an employee stock ownership plan or similar trust); (c) the aggregate Net Proceeds received by the Company from the issue or sale of its Capital Stock (other than Redeemable Stock or Exchangeable
Stock) to an employee stock ownership plan subsequent to                 , but
(if such employee stock ownership plan incurs any Debt) only to the extent that any such proceeds are equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to Debt incurred by it to finance the purchase of such Capital Stock; and (d) the amount by which Debt of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the date on which the Notes were originally issued of any Debt of the Company convertible or exchangeable for Capital Stock (other than

Redeemable Stock or Exchangeable Stock) of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange).

  The preceding paragraph shall not prohibit (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Proceeds from such sale shall be excluded from clauses (3)(b) and (3)(c) of the previous paragraph; (ii) any purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Debt of the Company; provided, however, that such Debt (A) shall be subordinated to the Notes and shall be subordinated to Senior Debt and Senior Subordinated Debt to at least the same extent as the Subordinated Obligations so exchanged, purchased or redeemed and (B) either (x) shall not mature prior to the earlier of (1) the Stated Maturity of the Subordinated Obligations so exchanged, purchased or redeemed and (2) the first anniversary of the Stated Maturity of the Notes or (y) the portion, if any, of such Debt that is scheduled to mature on or prior to the Stated Maturity of the Notes has a weighted average life to maturity at the time such Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Subordinated Obligations being exchanged, purchased or redeemed that is scheduled to mature on or prior to the Stated Maturity of the Notes; provided further, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "--Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (v) the redemption by the Company of any rights to purchase Capital Stock of the Company which rights were issued pursuant to the Rights Agreement, dated as of January 17, 1986, as amended, for an amount not to exceed on a per right basis the redemption price of such right at the date of the Indenture, as adjusted for stock dividends and similar transactions; provided, however, that such redemption shall be included in the calculation of the amount of Restricted Payments; (vi) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) or by any employee benefit plan, upon death, disability, retirement or termination of employment or pursuant to the terms of any employee benefit plan approved by the Board of Directors or a committee thereof or under any other agreement approved by the Board of Directors or a committee thereof under which such shares of stock or related rights were issued; provided, however, that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights after the date of the Indenture does not exceed $2.5 million in any fiscal year or $1 million payable to any individual in any fiscal year; provided further, however, that all such payments shall be included in the calculation of the amount of Restricted Payments; and (vii) loans or advances to officers, directors and employees of the Company and its Subsidiaries made after the date of the Indenture in the ordinary course of business consistent with past practices for the advancement of travel and other normal business expenses or relocation expenses; provided, however, that such loans and advances shall be excluded from the calculation of the amount of Restricted Payments.

  Limitation on Restrictions on Distributions from Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Debt or other obligation owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date on which the Notes were originally issued; (2) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Debt issued by such Subsidiary on or prior to the date on which such Subsidiary became a Subsidiary or was acquired by the Company (other than Debt issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Debt issued pursuant to an agreement referred to in clause (1) or (2) of this paragraph or contained in any amendment to an agreement referred to in clause (1) or (2) of this paragraph; provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the holders of the Notes than encumbrances and restrictions contained in such prior agreements;
(4) any such encumbrance or restriction consisting of customary nonassignment provisions in leases, licenses or other contractual obligations governing leasehold interests, licenses or contractual rights and entered into in the ordinary course of business consistent with past practices to the extent such provisions restrict the transfer of the lease, license or contractual rights or of customary restrictions on transfer and interim conduct of business of assets or business entered into in contracts providing for the disposition of such assets or business; (5) in the case of clause (iii) above, restrictions contained in agreements relating to purchase money financing arrangements of Subsidiaries or contained in security agreements securing Debt of the Company or a Subsidiary to the extent such restrictions restrict the transfer of the property subject to such purchase money financing arrangements or security agreements; and (6) encumbrances or restrictions on Nonrecourse Debt of a Nonrecourse Subsidiary.

  Limitation on Sales of Assets and Subsidiary Stock. The Company shall not, and shall not permit any Subsidiary to, make any Asset Disposition unless (i) the Company or such Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition and, to the extent that the proceeds of such Asset Dispositions exceed $5 million in any 12-month period, at least 75% of the consideration thereof received by the Company or such Subsidiary is in the form of cash or cash equivalents or the assumption of Debt of the Company or other obligations relating to such assets and release from all liability on the Debt or other obligations assumed and
(ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Subsidiary, as the case may be)
(A) first, to the extent the Company elects (or is required by the terms of any Senior Debt) to prepay, repay or purchase Senior Debt or Debt (other than any Redeemable Stock) of a Wholly Owned Subsidiary (in each case other than Debt owed to the Company or an Affiliate of the Company) within 60 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), at the Company's election, to the investment by the Company or any Wholly Owned Subsidiary in assets to replace the assets that were the subject of such Asset Disposition or an asset that (as determined by the Board of Directors) will be used in the business of the Company and the Wholly Owned Subsidiaries existing on the date of the original issuance of the Notes or in business reasonably related thereto, in each case within the later of one year from the date of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer to purchase Notes pursuant to and subject to the condition of the following paragraph, and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to (x) any investment in the business or operations of the Company or any Wholly Owned Subsidiary or (y) the prepayment, repayment or purchase of Debt (other than any Redeemable Stock) of the Company or Debt of any Subsidiary (other than Debt owed to the Company or an Affiliate of the Company), in each case within one year from the later of the receipt of such Net Available Cash and the date the Offer described in the following paragraph is consummated; provided, however, that in connection with any prepayment, repayment or purchase of Debt pursuant to clause (A) or (D) above, the Company shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; provided, further, that the Company shall not be required to reduce the loan commitment pursuant to clause (A) below the greater of (x) $175 million and (y) the Borrowing Base after giving effect to the transaction giving rise to the obligations under this paragraph. Notwithstanding the foregoing provisions of this paragraph, (i) the Company and the Subsidiaries shall not be required to apply any Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this paragraph exceeds $10 million, and (ii) the Company and the Subsidiaries shall not be required to receive any minimum amount of cash consideration in the event of a sale of all or substantially all of the assets or stock of any Subsidiary of the Company which is or has been a Subsidiary of the Company prior to the date hereof, the revenues of which are derived primarily from the direct retail sale of apparel. Pending application of Net Available Cash pursuant to this paragraph, such Net Available Cash shall be invested in Permitted Investments of the type specified in clauses (i) or (ii) of the definition of Permitted Investments.

  In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (ii)(C) of the previous paragraph, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Offer") at a purchase price of 100% of their principal amount plus accrued interest to the purchase date in accordance with the procedures (including prorationing in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes, the Company shall apply the remaining Net Available Cash in accordance with clause (ii)(D) of the previous paragraph. The Company shall not be required to make an Offer for Notes pursuant to this paragraph if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (ii)(A) and (ii)(B) of the previous paragraph) is less than $5 million for any particular Asset Disposition (which lesser amounts shall not be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Under the New Credit Facility, the Company is prohibited from purchasing any Notes in connection with an Asset Disposition.

  The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture by virtue thereof.

  Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Subsidiary to, conduct any business or enter into any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with an Affiliate of any such owner (other than a Wholly Owned Subsidiary or an employee stock ownership plan for the benefit of the Company's or a Subsidiary's employees) unless (i) the terms of such business, transaction or series of transactions are (a) set forth in writing and (b) as favorable to the Company or such Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person and (ii) the Board of Directors has, by resolution, determined in good faith that such business or transaction or series of transactions meets the criteria set forth in (i)(b) above. This paragraph, however, will not prohibit (i) any dividend, distribution or other transaction permitted under the covenant described under "--Limitation on Restricted Payments" above or (ii) customary compensation and employee benefit arrangements entered into with any officer or director of the Company or of any Subsidiary in their capacity as officer or director in the ordinary course of business and consistent with past practices.

  Securities and Exchange Commission Reports. The Company shall file with the Trustee and provide the holders of the Notes, within 15 days after it files them with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and holders of the Notes with such annual reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Exchange Act.

SUCCESSOR COMPANY

  The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person unless:
(i) the resulting, surviving or transferee person (if not the Company) is organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes; (ii) immediately prior to and after giving effect to such transaction (and treating any Debt which becomes an obligation of the resulting, surviving or transferee person or any Subsidiary as a result of such transaction as having been issued by such person or such Subsidiary at the time of such transaction), no Default has occurred and is continuing; (iii) immediately after giving effect to such transaction, the resulting, surviving or transferee person would be able to issue at least $1.00 of Debt pursuant to the provisions of the first paragraph under "--Limitation on Debt" above; (iv) immediately after giving effect to such transaction, the resulting, surviving or transferee person has Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company prior to such transaction; and
(v) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company. Notwithstanding the foregoing, the covenant shall not restrict the merger of a Wholly Owned Subsidiary (other than a Nonrecourse Subsidiary) into the Company.

DEFAULTS

  An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "--Ranking" above, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "--Ranking" above, (iii) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described above under "--Successor Company," "--Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to repurchase Notes) or "--Change of Control" (other than a failure to repurchase Notes), (iv) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (v) Debt of the Company or any Significant Subsidiary (other than Nonrecourse Debt of a Nonrecourse Subsidiary) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $10 million (or its foreign currency equivalent) and such failure continues for 10 days after notice (the "cross acceleration provision"), (vi) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions") or (vii) any judgment or decree for the payment of money in excess of $10 million is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the case of (B), such default continues for 10 days after notice (the "judgment default provision"). However, a default under clauses (iii), (iv), (v) or (vii)(B) above will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

  If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless
(i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

  The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENT, SUPPLEMENT, WAIVER

  Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the fixed maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vii) make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder or
(viii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

  Without the consent of any holder of the Notes, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of
Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to make any change to the subordination provisions of the Indenture that does not adversely affect the rights of any holder of the Notes, to add guarantees of the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding or in effect unless the holders of such Senior Debt (required pursuant to the terms of such Senior Debt) consent to such change.

  The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

  After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal security laws, and it is the view of the Commission that such a waiver is against public policy.

TRANSFER

  The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

  The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance") except for certain obligations, including those respecting the defeasance trust and obligation to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants" and "--Change of Control," the operation of the cross acceleration provision, certain of the bankruptcy provisions and the judgment default provision described under "--Defaults" above and the limitations contained in clauses (iii) and (iv) described under "--Successor Company" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii), (v), (vi) (with respect to any Significant Subsidiary) or (vii) under "--Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under "--Successor Company" above.

  In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or a change in applicable federal income tax law).

CONCERNING THE TRUSTEE

  Bank One Wisconsin Trust Company, N.A. is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

  The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

  "Affiliate" of any specified person means (i) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person or (ii) any other person who is a director or officer (A) of such specified person, (B) of any subsidiary of such specified person or (C) of any person described in clause (i) above. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property or assets in the ordinary course of business, (iii) a disposition of obsolete or worn out assets in the ordinary course of business, (iv) a disposition subject to the covenant described under "--Certain Covenants--Limitation on Restricted Payments" above and (v) a disposition of receivables pursuant to an accounts receivable financing facility.

  "Average Life" means, as of the date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the date of each successive scheduled principal payment of such Debt or redemption payment on such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

  "Bank Debt" means any and all amounts payable under or in respect of the New Credit Facility, including any and all amounts payable in respect of letters of credit and Interest Rate Protection Agreements included in the obligations under the New Credit Facility, and all documents, instruments and agreements executed in connection with the New Credit Facility (and any other agreement or agreements which refinances or replaces the New Credit Facility in whole or in part), as amended from time to time, including principal, premium (if any), interest, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof (including, without limitation, any and all of the foregoing amounts arising before or after any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for such amounts is allowed, avoided or subordinated in such proceedings).

  "Bank Guarantee" means, for any Subsidiary, the guarantee by such Subsidiary of the Bank Debt and any other Debt of any Subsidiary which Debt, directly or indirectly, guarantees or secures any Bank Debt.

  "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

  "Business Day" means each day which is not a Legal Holiday.

  "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

  "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the Commission which includes consolidated financial statements including such quarter) the date of such determination to
(ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Subsidiary has issued any Debt since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an issuance of Debt, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been issued on the first day of such period and the discharge of any other Debt repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Debt as if any such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of the Company or any Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such Debt after such sale), (3) if since the beginning of such period the Company or any Subsidiary (by merger or otherwise) shall have made an Investment in any Subsidiary (or any person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Debt), as if such Investment or acquisition occurred on the first day of such period, and (4) if since the beginning of such period any person (that subsequently became a Subsidiary or was merged with or into the Company or any Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Debt issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Debt to the extent that the remaining term of such Interest Rate Protection Agreement exceeds 12 months).

  "Consolidated Interest Expense" means, for any period and without duplication, the total interest expense of the Company and its consolidated Subsidiaries, including (i) interest expense attributable to capital leases,
(ii) amortization of debt discount and debt issuance cost (except to the extent incurred in connection with the issuance of the Notes), (iii) capitalized interest, (iv) non-cash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock held by persons other than the Company or a Wholly Owned Subsidiary, (viii) interest incurred in connection with investments in discontinued operations and (ix) interest actually paid by the Company or any of its consolidated subsidiaries under any guarantee of Debt or any other obligation of any other person.

  "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

    (i) any net income or loss of any person if such person is not a Subsidiary, except that the Company's equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (iii) below);

    (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

    (iii) any net income of any Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company, except that (A) the Company's equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to the Company or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income;

    (iv) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person; or

    (v) the cumulative effect of a change in accounting principles.

  "Consolidated Net Worth" of any person means the total amounts shown on the balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of the most recent fiscal quarter of such person ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the Commission which includes consolidated financial statements including such quarter) the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

  "Debt" of any person means, without duplication,

    (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

    (ii) all Capital Lease Obligations of such person;

    (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

    (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

    (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Redeemable Stock or Exchangeable Stock (but excluding any accrued dividends);

    (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and

    (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Debt" means (i) the Bank Debt and (ii) other Senior Debt that (A) is issued at one time or under a common agreement in an aggregate outstanding principal amount of at least $25 million and (B) has been designated Designated Senior Debt in an Officer's Certificate received by the Trustee.

  "EBITDA" for any period means the Consolidated Net Income for such period (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Dispositions), plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense,
(ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash charges (excluding any such non-cash charge constituting an extraordinary item of loss or any non-cash charge which requires an accrual of or a reserve for cash charges for any future period).

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

  "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Debt or other obligation of any person and any obligation, direct or indirect, contingent or otherwise, of such person
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

  "Investment" in any person means any loan or advance to, any acquisition of Capital Stock, equity interest, obligation or other security of, or capital contribution or other investment in, such person. Any subsequent issuance or transfer of any Capital Stock that results in a Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary shall not be deemed to constitute the making of a new Investment by the Company to the extent of the Company's then outstanding Investments therein, except with respect to that portion of such Investment that was made in connection with or otherwise in anticipation of such issuance or transfer.

  "issue" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Debt or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be issued by such Subsidiary at the time it becomes a Subsidiary.

  "Lien" means any mortgage, pledge, security interest, lien, conditional sale or other title retention agreement.

  "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, all federal, state, provincial, foreign and local taxes paid or required to be accrued as a liability under generally accepted accounting principles as a consequence of such Asset Disposition, and in each case net of all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

  "Net Proceeds", with respect to any issuance or sale of Capital Stock, means the aggregate proceeds of such issuance or sale including the fair market value of property other than cash (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board resolution) net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "New Credit Facility" means the Credit Agreement, dated as of March   , 1994,
among the Company and certain financial institutions named therein as Lenders and General Electric Capital Corporation as Managing Agent.

  "Nonconvertible Capital Stock" means, with respect to any corporation, any nonconvertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into nonconvertible common stock of such corporation; provided, however, that Nonconvertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

  "Nonrecourse Debt" means Debt or that portion of Debt (i) as to which neither the Company nor its Subsidiaries (other than a Nonrecourse Subsidiary) (A) provide credit support (including any undertaking, agreement or instrument which would constitute Debt), (B) is directly or indirectly liable, or (C) constitute the lender and (ii) no default with respect to which (including any rights which the holders thereof may have to take enforcement action against a Nonrecourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or its Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

  "Nonrecourse Subsidiary" means a Subsidiary which (i) has not acquired any assets (other than cash) directly or indirectly from the Company or any Subsidiary, (ii) only owns properties acquired after the date of the Indenture and (iii) has no Debt other than Nonrecourse Debt.

  "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

  "Officers' Certificate" means a certificate signed by two Officers.

  "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

  "Permitted Investments" shall mean (i) short-term obligations of, or fully guaranteed by, the United States of America; (ii) commercial paper rated A-1 or better by Standard and Poor's Corporation or P-1 or better by Moody's Investors Service, Inc.; (iii) deposit accounts maintained in the ordinary course of business at a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000; (iv) certificates of deposit issued by and time deposits with commercial banks (whether domestic or foreign) having capital, surplus and undivided profits aggregating in excess of $500,000,000; (v) deposits maintained as cash collateral with banks and financial institutions providing cash management services to the Company or its Wholly Owned Subsidiaries having an aggregate value which is at all times less than $4 million; (vi) the receipt of notes or other Investments by the Company or any Subsidiary in settlement of delinquent or defaulted accounts or notes receivable; and (vii) deposit accounts maintained by the Company or Subsidiaries under the terms of the Bank Debt. Notwithstanding the foregoing, the Investments described in clauses (i), (ii) and (iv) above shall constitute Permitted Investments only to the extent such Investments mature within 90 days of the date of acquisition thereof.

  "person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

  "Public Equity Offering" means an underwritten public offering of common stock of the Company for cash pursuant to an effective registration statement under the Securities Act.

  "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Notes.

  "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt.

  "Secured Debt" means any Debt of the Company secured by a Lien.

  "Senior Subordinated Debt" means the Notes and any other indebtedness, guarantee or obligation of the Company that specifically provides that such indebtedness, guarantee or obligation is to rank pari passu with other Senior Subordinated Debt of the Company and is not subordinated by its terms to any indebtedness, guarantee or obligation of the Company which is not Senior Debt.

  "Significant Subsidiary" means (i) any domestic Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 3% of the Company's total assets on a consolidated basis as of such date or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 3% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles), (ii) any foreign Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 5% of the Company's total assets on a consolidated basis as of such date or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 5% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles) or (iii) any Subsidiary of the Company which, if merged with all Defaulting Subsidiaries of the Company, would at the time of determination either (A) have had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, would have constituted at least 10% of the Company's total assets on a consolidated basis as of such date or (B) have had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles). "Defaulting Subsidiary" means any Subsidiary of the Company (other than a Nonrecourse Subsidiary) with respect to which an event described under clause (v), (vi) or (vii) of the first paragraph under "--Defaults" has occurred and is continuing.

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

  "Subordinated Obligation" means any Debt of the Company (whether outstanding on the date hereof or hereafter incurred) which is subordinate or junior in right of payment to the Notes.

  "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

  "Tangible Property" means all land, buildings, machinery and equipment and leasehold interests and improvements which would be reflected on a balance sheet of the Company prepared in accordance with generally accepted accounting principles, excluding (i) all such tangible property located outside the United States of America, (ii) all rights, contracts and other intangible assets of any nature whatsoever and (iii) all inventories and other current assets.

  "Traco Warrant Exercise" means the sale of common stock of the Company for cash pursuant to any exercise of the three-year Warrant to Purchase 1,649,600 shares of Common Stock issued pursuant to the Purchase Agreement, dated September 20, 1992, between the Company and Traco.

  "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

  "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

  "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                                  UNDERWRITING

  CS First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters") have severally agreed to purchase from the Company the principal amount of Notes set forth below opposite their respective names:

                                                                PRINCIPAL AMOUNT
              UNDERWRITERS                                          OF NOTES
              ------------                                      ----------------
      CS First Boston Corporation.............................    $
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...................................
                                                                  ------------
           Total..............................................    $100,000,000
                                                                  ============

  The Underwriting Agreement between the Company and the Underwriters provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

  The Company has been advised by the Underwriters that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession of not more than   % of the principal amount of the Notes; that the
Underwriters and such dealers may allow a discount of not more than   % of the
principal amount of the Notes; and that the public offering price and concession and discount to dealers may be changed.

  The Notes will not be listed on any securities exchange. The Notes will be tradeable in the over-the-counter market, but any such trading may be limited and sporadic. Each of the Underwriters has advised the Company that it intends to act as market maker for the Notes. However, any such market making may be discontinued by each such Underwriter at any time in its sole discretion. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  CS First Boston Corporation has provided financial advisory services to the Company from time to time, including acting as (i) financial advisor in connection with the sale of HSSI and the Equity Investment and (ii) underwriter in connection with the public offering of 4,300,100 shares of the common stock of the Company consummated in July 1991. CS First Boston Corporation has received customary fees and underwriting commissions in connection with providing such services.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Notes offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois, and for the Underwriters by Kirkland & Ellis, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements and schedules incorporated in this Prospectus by reference to the 1993 10-K have been so incorporated in reliance upon the report of Price Waterhouse, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or The Chicago Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605. The common stock of the Company, par value $2.50 per share, is listed on each such exchange.

  The Company has filed with the Commission a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit or schedule to the Registration Statement, reference is made to the exhibit or schedule, as applicable, for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information pertaining to the Company and the Notes offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined or copied at the locations described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1993, including the portions of the Company's definitive proxy statement filed with the Commission on February 28, 1994 incorporated by reference therein pursuant to Regulation 14A of the Exchange Act (the "1993 10-K") filed by the Company with the Commission (SEC File No. 1-8501) under the Exchange Act is incorporated herein by reference.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Hartmarx Corporation, 101 North Wacker Drive, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone number (312) 372-6300.

                   (THIS PAGE INTENTIONALLY LEFT BLANK)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Statement of Earnings for the three years ended November 30,
 1993..................................................................... F-3
Consolidated Balance Sheet at November 30, 1992 and 1993.................. F-4
Consolidated Statement of Cash Flows for the three years ended November
 30, 1993................................................................. F-5
Consolidated Statement of Shareholders' Equity for the three years ended
 November 30, 1993........................................................ F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board
of Directors of Hartmarx Corporation

  In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hartmarx Corporation and its subsidiaries at November 30, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Hartmarx Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE

Chicago, Illinois

January 12, 1994,
except as to the
Legal Proceedings
Note on page F-18
which is as of
February 4, 1994

                              HARTMARX CORPORATION

                       CONSOLIDATED STATEMENT OF EARNINGS
                                (000'S OMITTED)

                                               FISCAL YEAR ENDED NOVEMBER 30,
                                               --------------------------------
                                                  1991        1992       1993
                                               ----------  ----------  --------
Net sales..................................... $1,215,310  $1,053,949  $731,980
Finance charges, interest and other income....     10,761       9,566     5,980
                                               ----------  ----------  --------
                                                1,226,071   1,063,515   737,960
                                               ----------  ----------  --------
Cost of goods sold............................    781,303     703,645   505,179
Selling, administrative and occupancy
 expenses.....................................    467,470     374,785   203,502
Restructuring and retail consolidation
 charges......................................     13,500     190,800       --
Interest expense..............................     23,793      21,135    22,869
                                               ----------  ----------  --------
                                                1,286,066   1,290,365   731,550
                                               ----------  ----------  --------
Earnings (loss) before taxes..................    (59,995)   (226,850)    6,410
Tax provision (benefit).......................    (21,630)     (6,605)      190
                                               ----------  ----------  --------
Net earnings (loss) for the year.............. $  (38,365) $ (220,245) $  6,220
                                               ==========  ==========  ========
Earnings (loss) per common share and common
 share equivalent............................. $    (1.74) $    (8.59) $    .20
                                               ==========  ==========  ========




         (See accompanying notes to consolidated financial statements)

                              HARTMARX CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                (000'S OMITTED)

                                                             NOVEMBER 30,
                                                          --------------------
                                                            1992       1993
                         ASSETS                           ---------  ---------
CURRENT ASSETS
  Cash and cash equivalents.............................. $  22,356  $   1,507
  Accounts receivable, less allowance for doubtful
   accounts of $16,022 in 1992 and $9,914 in 1993........   159,772    120,442
  Inventories............................................   216,751    193,818
  Prepaid expenses.......................................    17,179     15,346
  Recoverable income taxes...............................     8,158        659
  Deferred income taxes..................................     5,557      5,943
                                                          ---------  ---------
    Total current assets.................................   429,773    337,715
                                                          ---------  ---------
INVESTMENTS AND OTHER ASSETS.............................    15,340     10,919
                                                          ---------  ---------
PROPERTIES
  Land...................................................     4,006      3,882
  Buildings and building improvements....................    57,790     58,345
  Furniture, fixtures and equipment......................   122,482    114,574
  Leasehold improvements.................................    39,099     32,155
                                                          ---------  ---------
                                                            223,377    208,956
  Accumulated depreciation and amortization..............  (156,531)  (152,479)
                                                          ---------  ---------
    Net properties.......................................    66,846     56,477
                                                          ---------  ---------
TOTAL ASSETS............................................. $ 511,959  $ 405,111
                                                          =========  =========
          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable to banks................................. $  65,000  $  25,000
  Current maturities of long term debt...................       889        697
  Accounts payable.......................................    56,016     30,246
  Accrued payrolls.......................................    18,517     18,351
  Other accrued expenses.................................    52,399     14,404
                                                          ---------  ---------
    Total current liabilities............................   192,821     88,698
                                                          ---------  ---------
LONG TERM DEBT, less current maturities..................   248,713    207,416
                                                          ---------  ---------
SHAREHOLDERS' EQUITY
  Preferred shares, $1 par value; 2,500,000 authorized
   and unissued..........................................       --         --
  Common shares, $2.50 par value; authorized 75,000,000;
   issued 28,106,439 in 1992 and 31,951,464 in 1993......    70,266     79,878
  Capital surplus........................................    63,810     74,256
  Retained earnings (deficit)............................   (17,758)   (33,379)
  Unearned employee benefits.............................   (12,496)   (11,758)
                                                          ---------  ---------
                                                            103,822    108,997
  Common shares in treasury, at cost, 2,198,864 in 1992
   and none in 1993......................................   (33,397)       --
                                                          ---------  ---------
  Shareholders' equity...................................    70,425    108,997
                                                          ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............... $ 511,959  $ 405,111
                                                          =========  =========

         (See accompanying notes to consolidated financial statements)

                              HARTMARX CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                (000'S OMITTED)

                                                  FISCAL YEAR ENDED NOVEMBER
                                                              30,
                                                  -----------------------------
                                                    1991      1992       1993
                                                  --------  ---------  --------
Increase (Decrease) in Cash and Cash Equivalents
Cash Flows from operating activities:
  Net earnings (loss)...........................  $(38,365) $(220,245) $  6,220
  Reconciling items to adjust net earnings
   (loss) to net cash provided by operating
   activities:
    Depreciation and amortization...............    33,809     26,947    14,107
    Loss on sale of subsidiary..................       --     136,000       --
    Changes in:
      Accounts receivable:
        Sale of receivables.....................    (2,000)   (58,000)      --
        Other changes...........................       (29)    23,076    42,330
      Inventories...............................     4,604     68,944    12,901
      Prepaid expenses..........................       431    (10,215)    1,786
      Other assets..............................       243     (4,280)    4,364
      Accounts payable and accrued expenses.....    (6,907)     8,541   (61,030)
      Taxes on earnings.........................    (7,305)    10,439     7,113
    Adjustment of properties to net realizable
     value......................................     4,493     11,510     1,901
                                                  --------  ---------  --------
  Net cash provided by (used in) operating
   activities...................................   (11,026)    (7,283)   29,692
                                                  --------  ---------  --------
Cash Flows from investing activities:
  Capital expenditures..........................   (15,488)    (9,546)   (5,953)
  Cash received re disposition, net of
   subsidiary cash..............................       --         --      4,500
                                                  --------  ---------  --------
  Net cash used in investing activities.........   (15,488)    (9,546)   (1,453)
                                                  --------  ---------  --------
Cash Flows from financing activities:
  Increase (decrease) in notes payable to banks.    (3,850)    30,796   (80,600)
  Increase (decrease) in other long term debt...     2,014     (1,133)     (840)
  Proceeds from equity sale.....................    38,550        --     29,880
  Proceeds from other equity transactions.......     7,283      2,951     2,472
  Payment of dividends..........................   (13,643)       --        --
                                                  --------  ---------  --------
  Net cash provided by (used in) financing
   activities...................................    30,354     32,614   (49,088)
                                                  --------  ---------  --------
  Net increase (decrease) in cash and cash
   equivalents..................................     3,840     15,785   (20,849)
  Cash and cash equivalents at beginning of
   year.........................................     2,731      6,571    22,356
                                                  --------  ---------  --------
  Cash and cash equivalents at end of year......  $  6,571  $  22,356  $  1,507
                                                  ========  =========  ========
Supplemental cash flow information:
  Net cash paid (received) during the year for:
    Interest expense............................  $ 24,300  $  22,200  $ 23,800
    Income taxes................................   (14,300)   (17,000)   (6,900)

         (See accompanying notes to consolidated financial statements)

                              HARTMARX CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                (000'S OMITTED)

                               PAR VALUE          RETAINED   UNEARNED
                               OF COMMON CAPITAL  EARNINGS   EMPLOYEE  TREASURY
                                 STOCK   SURPLUS  (DEFICIT)  BENEFITS   SHARES
                               --------- -------  ---------  --------  --------
Balance at November 30, 1990.   $58,889  $42,939  $ 266,841  $(13,850) $(62,281)
  Net loss for the year......                       (38,365)
  Cash dividends:
    Common shares, $.60 per
     share...................                       (13,643)
  Disposition of 1,020,015
   treasury shares...........             (7,484)    (7,615)             22,382
  Issuance of 4,300,100
   shares of common stock....    10,751   27,799
  Allocation of unearned
   employee benefits.........                                     645
                                -------  -------  ---------  --------  --------
Balance at November 30, 1991.    69,640   63,254    207,218   (13,205)  (39,899)
  Net loss for the year......                      (220,245)
  Issuance of 242,822 shares
   to employee benefit plans.       607      546
  Stock options exercised
   (7,815 shares issued upon
   exercise of 7,815 $1.00
   Director Stock Options)...        19       10
  Disposition of 296,493
   treasury shares...........                        (4,731)              6,502
  Allocation of unearned em-
   ployee benefits...........                                     709
                                -------  -------  ---------  --------  --------
Balance at November 30, 1992.    70,266   63,810    (17,758)  (12,496)  (33,397)
  Net earnings for the year..                         6,220
  Issuance of 329,482 shares,
   principally to employee
   benefit plans.............       823      898         10                   3
  Private placement of common
   stock and warrant.........     8,789    9,548    (21,851)             33,394
  Allocation of unearned
   employee benefits.........                                     738
                                -------  -------  ---------  --------  --------
Balance at November 30, 1993
 ............................   $79,878  $74,256  $ (33,379) $(11,758) $    --
                                =======  =======  =========  ========  ========


         (See accompanying notes to consolidated financial statements)

                              HARTMARX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF ACCOUNTING POLICIES

  Principles of Consolidation--The Company and its subsidiaries ("the Company") are engaged in the manufacturing and marketing of quality men's and women's apparel to independent retailers and through owned retail stores and catalogs. The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

  Cash and Cash Equivalents--The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

  Inventories--Inventories are stated at the lower of cost or market. Approximately 18% and 23% of the Company's inventories at November 30, 1992 and 1993, respectively, primarily work in process and finished goods, are valued using the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method is used for substantially all raw materials and the remaining manufacturing and retail inventories.

  Property, Plant and Equipment--Properties are stated at cost. Additions, major renewals and betterments are capitalized; maintenance and repairs which do not extend asset lives are charged against earnings. Profit or loss on disposition of properties is reflected in earnings and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is generally computed on the straight line method based on useful lives of 20 to 45 years for buildings, 5 to 20 years for building improvements and 3 to 15 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the terms of the respective leases.

  Revenue Recognition--Wholesale sales are recognized at the time the order is shipped. Retail sales, which include sales of merchandise and leased department income, are net of returns and exclude sales taxes.

  Store Opening/Closing Costs--Non-capital expenditures incurred for new or remodeled retail stores are expensed upon construction completion. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged against earnings; the present value of any remaining lease liability, net of expected sublease recovery, is also expensed.

  Intangibles--Intangible assets are included in "Investments and Other Assets" at cost, less amortization, which is provided on a straight-line basis over their economic lives, usually 10 years or less.

  Income Taxes--Effective December 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Prior to fiscal 1992, the provision (benefit) for income taxes was based on income and expenses included in the accompanying consolidated statement of earnings whereby timing differences were classified as deferred tax assets or liabilities based on the respective tax rates then in effect.

  Retirement Plans--The Company and its subsidiaries maintain benefit plans covering substantially all employees other than those covered by multi-employer plans. In accordance with Statement of Financial Accounting Standards No. 87-- Employers' Accounting for Pensions, pension expense or income for the Company's principal defined benefit plan is determined using the projected unit credit method. Pension expense under each multi-employer plan is based upon a percentage of the employer's union payroll established by industry-wide collective bargaining agreements; such pension expenses are funded as accrued.

  Retiree Medical Program--Certain health and insurance programs are made available to non-union retired employees and eligible dependents. Approximately 175 retired employees are currently participating; substantially all non-union employees employed prior to September 1, 1993 could ultimately remain eligible upon attaining retirement age while employed by the Company. These retiree programs, after considering retiree contributions which offset the full cost, did not have a significant effect on earnings. Statement of Financial Accounting Standards No. 106--Employers' Accounting for Postretirement Benefits Other Than Pensions is mandatory for the Company's fiscal year ending November 30, 1994. Adoption of the statement will have no impact on cash flows. Since the retiree contributions offset the full cost of the available medical programs, no transition obligation is expected upon adoption and, accordingly, there would be no effect on either net income or shareholders' equity.

  Other Postemployment Benefits--Statement of Financial Accounting Standards No. 112--Employers' Accounting for Postemployment Benefits requires the recognition of obligations related to benefits provided by an employer to former or inactive employees after employment but before retirement, and is mandatory for the Company's fiscal year ending November 30, 1995. The Company believes that adoption is not expected to have a material impact on its financial condition.

  Stock Options--When stock options are exercised, common stock is credited for the par value of shares issued and capital surplus is credited with the consideration in excess of par. For stock appreciation rights, compensation expense is recognized on the aggregate difference between the market price of the Company's stock and the option price only when circumstances indicate that the right, and not the option, will be exercised. Compensation expense related to restricted stock awards is recognized over the vesting period. For director stock options and director deferred stock awards, compensation expense is recognized at the date the option is granted or the award is made to the outside director.

  Per Share Information--The computation of earnings or loss per share in each year is based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method. The number of shares used in computing the earnings
(loss) per share was 22,056,000 in 1991, 25,629,000 in 1992 and 31,375,000 in
1993. Primary and fully diluted earnings per share are the same for each of these years. In July 1991, the Company sold 4.3 million shares of common stock, pursuant to a public offering. Net proceeds of $38.5 million were used to repay bank borrowings. Effective December 30, 1992, the Company completed the sale to an unrelated third party of 5,714,286 shares of its common stock along with a three year warrant to purchase an additional 1,649,600 shares at an exercise price of $6.50 per share, for an aggregate price of $30 million. If this transaction had occurred as of December 1, 1992, the net earnings per share for the year would have been the same as the reported net earnings of $.20 per share.

FINANCING

  In December 1992, the Company and its subsidiaries entered into new financing agreements with its principal lenders ("Override Agreement" and "Bridge Facility", collectively "the Agreements") aggregating $307 million, which substantially replaced or amended the provisions of prior agreements covering the Company's $196 million Multiple Option Revolving Credit Facility with 13 banks, $45 million of insurance term loans, $38 million of bank term loans, the ESOP loan guarantee and guarantees related to certain industrial development bonds having aggregate borrowings of $15.5 million. The Agreements also provided for additional seasonal borrowings of up to $35 million during 1993. At November 30, 1993, $226.4 million of the total $233.1 million debt outstanding related to borrowings under the provisions of the Agreements. Borrowings under the Agreements are secured by substantially all assets of the Company and its subsidiaries, subject to a priority of up to $15 million for trade creditors.

  The Override Agreement is in effect through December 30, 1995. The Bridge Facility, originally $35 million and maturing on November 30, 1993, has been extended by the Company for one year and currently provides for a $15 million commitment through November 30, 1994. In addition to the aggregate commitment reduction of $20 million on November 30, 1993, the Agreements provide for additional commitment reductions of $10 million on May 31, 1994, $15 million on November 30, 1994 and May 31, 1995, with the balance expiring on December 30, 1995; additional commitment and principal reductions may be required to the extent of certain asset sales, equity proceeds and excess working capital based on calculations specified in the Agreements. Generally, principal payments apply first to the Bridge Facility and then to the Override Agreement. The Bridge Facility also requires that borrowings, if any, be repaid for a minimum 30 day period during 1993 and for two 30 day periods in 1994; the Company may reborrow after these periods. The Company had no borrowings under the Bridge Facility during 1993. Borrowings under the Override Agreement bear interest at prime plus 2% for bank lenders, 10.3% for the insurance lenders, and 9.19% related to the ESOP loan guaranteed by the Company. Borrowings under the Bridge Facility bear interest at prime plus 1.5%. Fees pertaining to the Agreements aggregating $3.8 million were paid as of the closing date and certain other fees principally based on utilization are also payable. An additional $2.4 million is payable at the expiration of the Override Agreement.

  The Agreements, as amended, include various restrictive covenants pertaining to capital expenditures, asset sales, operating leases, minimum working capital and current ratio, debt leverage, consolidated tangible net worth, interest coverage and earnings before interest, taxes, depreciation and amortization. Cash dividends may not be declared or paid during the term of the Agreements and the Company is prohibited from purchasing or redeeming its stock, warrants, rights or options, or from making certain acquisitions without lender consent. The Company is in compliance with the various covenants contained in the Agreements. At November 30, 1993, working capital and the current ratio, as defined, were $274.7 million and 5.4, respectively, compared to the minimum required levels of $261.5 million and 4.9, respectively. Consolidated tangible net worth, as defined, was approximately $130 million compared to the minimum required level of $107 million. The ratio of consolidated funded indebtedness to consolidated tangible net worth, as defined, was 1.8 compared to the maximum permitted ratio of 2.7.

  At November 30, 1992 and 1993, long term debt, less current maturities, comprised the following (000's omitted):

                                                                1992     1993
                                                              -------- --------
      Notes payable to banks................................. $234,296 $153,696
      Notes payable to insurance companies...................   45,000   45,000
      Industrial development bonds...........................   21,355   20,943
      ESOP loan guarantee....................................   12,219   12,219
      Other debt, extending to 2003..........................    1,732    1,255
                                                              -------- --------
                                                               314,602  233,113
      Less--current maturities...............................   65,889   25,697
                                                              -------- --------
      Long term debt......................................... $248,713 $207,416
                                                              ======== ========

  The industrial development bonds (IDBs), which mature on varying dates through 2015, were issued by development authorities for the purchase or construction of various manufacturing facilities having a carrying value of $13 million at November 30, 1993. Interest rates on the various borrowing agreements range from 7/8 of 1% to 8.5% (average of 4.1% at November 30, 1992 and 4.4% at November 30, 1993). In January 1994, two IDBs aggregating $15.5 million, associated with the Override Agreement, were refinanced independent of the Override Agreement. The $7.5 million IDB matures on July 1, 2014, while the $8.0 million IDB is due on July 1, 2015. The IDBs are callable by the Company beginning July 1, 2000 at a 3% premium, declining to par on July 1, 2003; the effective interest rate on these obligations is 7.5%.

  Other long term debt includes installment notes and mortgages with interest rates ranging from 8% to 11.5% per annum. (Average interest rate of 10.3% at November 30, 1992 and 10.2% at November 30, 1993.)

  The approximate principal requirements during the next five fiscal years, including reductions under the Override Agreement, are as follows: $.7 million in 1994; $.7 million in 1995; $211.5 million in 1996; $.1 million in 1997; $.1 million in 1998.

  In January 1994, the Company filed a Registration Statement with respect to a proposed public offering of $100 million aggregate principal amount of its senior subordinated notes ("Notes"), due 2002. The ultimate issuance of these Notes is contingent upon several factors, including a public market environment acceptable to the Company with respect to interest rates. In addition, the issuance of the Notes would require the Company to obtain either the consent of the existing lenders under the Agreements or a new credit facility which, in conjunction with the subordinated debt issue, would provide sufficient availability to repay and terminate the Agreements. On January 11, 1994, the Company executed a commitment letter ("Financing Commitment") with General Electric Capital Corporation as managing agent ("Managing Agent") with respect to a proposed new credit facility ("New Credit Facility"). The Financing Commitment is subject to, among other things, (i) there being no material adverse change in the business or financial condition of the Company and its subsidiaries taken as a whole and (ii) definitive documentation for the New Credit Facility acceptable to the Managing Agent. The Financing Commitment terminates if, among other things, the Notes are not issued by April 30, 1994.

  The New Credit Facility would be a three year secured revolving credit facility in an aggregate maximum amount of $175 million (including a $25 million letter of credit facility), subject to a borrowing base formula based upon 85% of eligible accounts receivable and 55% of eligible inventory. The New Credit Facility would be used to repay borrowings under the Override Agreement and Bridge Facility, to finance ongoing working capital and letter of credit requirements and for general corporate purposes. The New Credit Facility would be secured by a first priority security interest in substantially all of the current and intangible assets of the Company and its subsidiaries. The New Credit Facility is expected to include a negative pledge on all assets of the Company and its subsidiaries, be guaranteed by the subsidiaries of the Company and contain various restrictive covenants pertaining to net worth, additional debt incurrence, fixed charge coverage, as well as other customary covenants.

  Borrowing under the New Credit Facility would be established as either base rate or LIBOR loans, as the Company may elect. Base rate loans would be priced at the greater of (a) a rate based on the weighted average of various 90-day commercial paper rates or (b) the base rate of a bank to be selected by the Managing Agent plus 1.50%. LIBOR loans would be priced at LIBOR plus 2.50%.

  On December 1, 1988 The Hartmarx Employee Stock Ownership Plan ("ESOP") borrowed $15 million from a financial institution and purchased from the Company 620,155 shares of treasury stock at the market value of $24.19 per share. The loan is guaranteed by the Company and, accordingly, the amount outstanding has been included in the Company's consolidated balance sheet as a liability, net of a $.6 million payment made by the Company to the financial institution holding the ESOP note, and shareholders' equity has been reduced for the amount representing unearned employee benefits. Company contributions to the ESOP plus the dividends accumulated on unallocated Company common stock held by the ESOP are used to repay loan principal and interest. The common stock is allocated to ESOP participants as the loan principal and interest is repaid or accrued and amounts reflected as the loan guarantee and unearned employee benefits are correspondingly reduced. Information related to dividends received and loan repayments by the ESOP are as follows (000's omitted):

                                                            1991   1992   1993
                                                           ------ ------ ------
      Dividends received from Hartmarx Corporation........ $  316 $  --  $  --
                                                           ====== ====== ======
      Principal payments.................................. $  645 $  342 $  --
      Interest payments...................................  1,072  1,100  1,041
                                                           ------ ------ ------
      Total loan payments made by ESOP.................... $1,717 $1,442 $1,041
                                                           ====== ====== ======

  As of November 30, 1993, 188,394 shares of common stock have been allocated to the accounts of the ESOP participants.

NOTES PAYABLE TO BANKS

  The following summarizes information concerning notes payable to banks (000's omitted):

                                                    1991      1992      1993
                                                  --------  --------  --------
Outstanding at November 30....................... $203,500  $234,296  $153,696
Maximum month end balance during the year........  229,200   234,296   206,196
Average amount outstanding during the year.......  207,200   213,000   174,300
Weighted daily average interest rate during the
 year............................................      8.5%      7.0%      7.9%
Weighted average interest rate on borrowings at
 November 30.....................................      7.7%      7.0%      8.0%

  As more fully discussed in the Financing Note, in December, 1992 the Company entered into a new three year financing agreement through December 30, 1995. At November 30, 1993, $25 million of the aggregate $153.7 million of bank borrowings outstanding was classified as current, representing expected seasonal repayments within the fiscal 1994 year.

  The Company enters into interest rate protection agreements from time to time, based on management's assessment of market conditions, with several currently in effect covering $100 million of borrowings. Payments to the Company would occur to the extent the prime interest rate exceeds 6.0%. The payments made for the rate protection agreements in effect during each of the three years ended November 30, 1993 were nominal.

RESTRUCTURING AND RETAIL CONSOLIDATION CHARGES

  Consistent with the Company's strategies to concentrate operations around its profitable manufacturing and wholesale businesses and to refinance its capital structure, fiscal 1992 third quarter and full year results included pre-tax restructuring charges aggregating $190.8 million ("the Restructuring"). The Restructuring comprised the direct costs associated with businesses and facilities sold or disposed of and included the loss on the sale of stock of Hartmarx Specialty Stores, Inc. ("HSSI"), the parent company of the Company's principal retail unit. Restructuring components applicable to other operations sold or liquidated included impairment of leasehold improvements, fixtures and other properties, anticipated lease settlement obligations, severance, advisory fees and costs to liquidate inventories. As further discussed in the Taxes on Earnings footnote, a tax benefit relating to the restructuring charges was not recorded. At November 30, 1993, accrued restructuring charges of $8 million were included in the accrued expense caption in the accompanying balance sheet ($34 million at November 30, 1992) principally relating to lease, severance and employee benefit obligations.

  The operational aspects of the Restructuring have been substantially implemented. Following the sale of the HSSI business in September, 1992 for a note due on September 18, 1994, all of the Old Mill stores operated by the Company's Country Miss subsidiary were closed. The store closings associated with Kuppenheimer were substantially completed by January, 1994. Production facilities supporting the above noted operations have been closed or sold along with facilities related to the rainwear and military and commercial uniform businesses.

  The note received in connection with the sale of HSSI, originally $43 million, was subsequently adjusted to $35 million, including interest, based on the value of physical inventories. This note has been accounted for on a cash collection basis. Accordingly, no value was assigned to the note in calculating the loss on the sale. During 1993, HSSA Group, Ltd., the original direct obligor of the note, breached certain of its obligations under the note and ancillary agreements and, on November 23, 1993, the Company exercised certain of its rights to cause, among other things, the common stock of HSSI to be voted to elect a new Board of Directors.

  Fiscal 1991 fourth quarter and full year results included a pre-tax provision of $13.5 million for expenses associated with the consolidation of certain retail administrative functions of HSSI and Kuppenheimer, including severance, lease settlements, and other one time costs.

SALE OF RECEIVABLES

  In June 1990, the Company entered into an agreement with an unrelated third party to sell up to $60 million of undivided interests in a designated pool of accounts receivable, principally related to revolving charge accounts. The Company acted as an agent for the purchaser by performing recordkeeping and collection functions on the interests sold, and was obligated to pay the purchaser's carrying cost plus fees typical in such transactions, which are included in the finance charges, interest and other income caption in the accompanying Consolidated Statement of Earnings for fiscal 1992 and 1991. The agreement terminated effective October 10, 1992. At November 30, 1992 and 1993, no sold receivables were outstanding under the program.

INVENTORIES

  Inventories at fiscal year end were as follows (000's omitted):

                                                             NOVEMBER 30,
                                                      --------------------------
                                                        1991     1992     1993
                                                      -------- -------- --------
      Raw materials.................................. $ 54,389 $ 52,018 $ 44,370
      Work in process................................   38,408   29,657   26,468
      Finished goods.................................  312,198  135,076  122,980
                                                      -------- -------- --------
                                                      $404,995 $216,751 $193,818
                                                      ======== ======== ========

  The excess of current cost over LIFO costs for certain inventories was $42.0 million at November 30, 1991, $38.7 million at November 30, 1992 and $35.0 million at November 30, 1993.

TAXES ON EARNINGS

  The accompanying financial statements reflect the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), as of December 1, 1991, the commencement of the Company's 1992 fiscal year. Previously, accounting for income taxes was based on the provisions of Accounting Principles Board Opinion No. 11. Among other things, FAS 109 requires an asset and liability approach in the measurement of deferred taxes, which are adjusted to reflect changes in statutory tax rates, and permits the recognition of net deferred tax assets subject to an ongoing assessment of realization.

  The net tax provision (benefit) is summarized as follows (000's omitted):

                                                       1991     1992     1993
                                                     --------  -------  -------
      Federal....................................... $ (6,644) $(8,262) $ 2,435
      State and local...............................     (147)    (286)     256
                                                     --------  -------  -------
        Total current...............................   (6,791)  (8,548)   2,691
                                                     --------  -------  -------
      Federal.......................................  (14,520)   1,943     (320)
      State and local...............................     (319)     --       (66)
                                                     --------  -------  -------
        Total deferred..............................  (14,839)   1,943     (386)
                                                     --------  -------  -------
      Change in valuation allowance.................      --       --    (2,115)
                                                     --------  -------  -------
          Total tax provision (benefit)............. $(21,630) $(6,605) $   190
                                                     ========  =======  =======

  A substantial portion of the Company's tax assets are reserved in accordance with FAS 109. The valuation allowance was recorded upon consideration of the operating losses incurred during the 1990-1992 fiscal years and related uncertainty associated with realization of the tax benefit of net operating loss carryforwards, which require the generation of future income from operations. The net tax assets recorded consider amounts recoverable from carrying back operating losses to prior years and available tax planning strategies (such as the ability to adopt the FIFO inventory valuation method for those inventories currently valued under the LIFO valuation method). During 1993, $2.1 million of the valuation allowance offsetting the deferred tax asset, associated with 1993 pre-tax income for financial reporting, was reversed. The valuation allowance offsetting the deferred tax asset will continue to be evaluated in future periods on an ongoing basis.

  The difference between the tax benefit reflected in the accompanying statement of earnings and the amount computed by applying the federal statutory tax rate to the pre-tax income (loss), taking into account the applicability of enacted tax rate changes, is summarized as follows:

                                                          PERCENT OF PRE-
                                                         TAX INCOME (LOSS)
                                                         ---------------------
                                                         1991    1992    1993
                                                         -----   -----   -----
Tax benefit computed at statutory rate.................. (34.0)% (34.0)%  34.0%
State and local taxes on earnings, net of federal tax
 benefit................................................   (.5)    (.1)    1.9
Change in valuation allowance...........................   --     30.8   (34.0)
Other--net..............................................  (1.6)     .4     1.1
                                                         -----   -----   -----
Effective tax rate...................................... (36.1)%  (2.9)%   3.0%
                                                         =====   =====   =====

  At November 30, 1992, the Company had a net deferred tax asset of $5.6 million comprised of deferred tax assets of $103.1 million less deferred tax liabilities aggregating $26.6 million and a $70.9 million valuation allowance. The principal deferred tax assets included $9.2 million attributable to Tax Reform Act of 1986 ("TRA") items (allowance for bad debts, accrued vacation and capitalization of certain inventory costs for tax purposes), net operating loss carryforwards of $59.2 million, alternative minimum tax credit carryforwards ("AMT") of $4.0 million, and $23.5 million attributable to expenses deducted in the financial statements not currently deductible for tax purposes, principally related to the Restructuring. Deferred tax liabilities included excess tax over book depreciation of $6.7 million and $8.8 million related to employee benefits, principally pensions.

  At November 30, 1993, the Company had a net deferred tax asset of $5.9 million comprised of deferred tax assets of $93.7 million less deferred tax liabilities aggregating $18.9 million and a $68.9 million valuation allowance. The principal deferred tax assets included $9.4 million attributable to TRA items, net operating loss carryforwards of $48.1 million, AMT credit carryforwards of $4.0 million, and $31.4 million attributable to expenses deducted in the financial statements not currently deductible for tax purposes, including expenses related to the Restructuring. Deferred tax liabilities included excess tax over book depreciation of $4.2 million and $6.9 million related to employee benefits, principally pensions.

  As of November 30, 1993, the Company had approximately $137 million of tax net operating loss carryforwards available to offset future income tax liabilities. In general, such carryforwards must be utilized within fifteen years of incurring the net operating loss; the loss carryforward expires in 2008. Foreign tax credit carryforwards of $.8 million are also available, the substantial portion of which expire in 1996. The $4.0 million of AMT tax credit carryforwards can be carried forward indefinitely.

LEASES

  The Company and its subsidiaries lease office, manufacturing, warehouse/distribution, showroom and retail space, automobiles, computers and other equipment under various noncancellable operating leases. A number of the leases contain renewal options ranging up to 10 years. Some retail leases provide for contingent rental payments, generally based on the sales volume of the retail unit.

  At November 30, 1993, total minimum rentals are as follows (000's omitted):

             YEARS                             AMOUNT
             -----                             -------
             1994............................. $20,569
             1995.............................  17,394
             1996.............................  12,049
             1997.............................   7,736
             1998.............................   5,529
             Thereafter.......................   5,531
                                               -------
             Total minimum rentals due........ $68,808
                                               =======

  Rental expense, including rentals under short term leases, comprised the following (000's omitted):

                                                       1991     1992     1993
                                                      -------  -------  -------
      Minimum rentals................................ $64,630  $58,742  $28,440
      Contingent rentals.............................   4,916    2,418      112
      Sublease income................................  (1,070)    (896)    (570)
                                                      -------  -------  -------
        Total rental expense......................... $68,476  $60,264  $27,982
                                                      =======  =======  =======

  Most leases provide for additional payments of real estate taxes, insurance, and other operating expenses applicable to the property, generally over a base period level. Total rental expense includes such base period expenses and the additional expense payments, as part of the minimum rentals.

EMPLOYEE BENEFITS

 Pension Plans

  The Company participates with other companies in the apparel industry in making collectively-bargained contributions to pension funds covering most of its union employees. The contribution rate of applicable payroll is based on the actuarially recommended amount necessary to fund the costs of the benefits. Pension costs relating to multi-employer plans were approximately $12 million in 1991, $10 million in 1992 and $8 million in 1993.

  The Multi-Employer Pension Plan Amendment Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans, whereupon separate actuarial calculations would be made to determine the Company's position with respect to multi-employer plans.

  The principal Company sponsored pension plan is a non-contributory defined benefit pension plan covering substantially all eligible non-union employees. Certain of the Company's subsidiaries have other defined benefit and contribution plans, in which the aggregate expense was $.6 million in 1991, $.3 million in 1992 and nominal in 1993. Under the principal pension plan, retirement benefits are a function of years of service and average compensation levels during the highest five consecutive salary years occurring during the last ten years before retirement. To the extent that the calculated retirement benefit under the formula specified in the plan exceeds the maximum allowable under the provisions of the tax regulations, the excess is provided on an unfunded basis. Under the provisions of the Omnibus Budget Reconciliation Act of 1993, the annual compensation limit that can be taken into account for computing benefits and contributions under qualified plans was reduced from $235,840 to $150,000, effective as of January 1, 1994.

  It is the Company's policy to fund the plans on a current basis to the extent deductible under existing tax laws and regulations. Such contributions are intended to provide for benefits attributed to service to date and also for those expected to be earned in the future.

  Pension data covering the principal plan for the three years ended November 30, 1993 included the following components in accordance with Statement of Financial Accounting Standards No. 87--Employers' Accounting for Pensions (000's omitted):

                                                     1991     1992     1993
                                                    -------  -------  -------
      Service cost--benefits earned during the
       period...................................... $(5,921) $(4,869) $(4,150)
      Interest cost on projected benefit
       obligation..................................  (7,222)  (7,554)  (7,607)
      Return on plan assets........................  19,025   15,674   17,452
      Net amortization and deferral................  (6,362)  (1,438)  (3,235)
                                                    -------  -------  -------
      Net periodic pension income (expense)........ $  (480) $ 1,813  $ 2,460
                                                    =======  =======  =======

  The above amounts do not include periodic pension expense related to the benefits provided on an unfunded basis of $.2 million in 1991, $.3 million in 1992, and $.6 million in 1993.

  The Company sold its Hartmarx Specialty Stores subsidiary ("HSSI") in 1992 and the accrual of further pension benefits related to HSSI employees ceased as of the sale date. This event qualified as a curtailment under the provisions of Statement of Financial Accounting Standards No. 88. The projected benefit obligation exceeded the accumulated benefit obligation for employees of HSSI and, accordingly, the accompanying financial statements for 1992 reflect an additional pre-tax pension gain of $5.0 million, which was considered in the determination of the 1992 restructuring charge.

  Plan assets consist primarily of publicly traded common stocks and corporate debt instruments, and units of certain trust funds administered by the Trustee of the plan. At November 30, 1993, the plan assets included 519,612 shares of the Company's stock with a market value of $3.6 million.

  The following sets forth the funded status of the principal pension plan at November 30 (000's omitted):

                                                              NOVEMBER 30,
                                                            ------------------
                                                              1992      1993
                                                            --------  --------
Actuarial present value of benefit obligations:
  Vested benefits.......................................... $(70,571) $(95,341)
  Non-vested benefits......................................   (1,105)     (949)
                                                            --------  --------
  Accumulated benefit obligation...........................  (71,676)  (96,290)
  Effect of projected future compensation levels...........  (15,497)  (16,992)
                                                            --------  --------
Projected benefit obligation...............................  (87,173) (113,282)
Plan assets, at fair value.................................  125,379   135,013
                                                            --------  --------
Plan assets in excess of projected benefit obligation......   38,206    21,731
Unrecognized net (gain) loss...............................  (10,905)    4,653
Unrecognized prior service cost............................      592       516
Unrecognized net transition asset..........................  (10,723)   (7,270)
                                                            --------  --------
Prepaid pension cost....................................... $ 17,170  $ 19,630
                                                            ========  ========

  The weighted average discount rate used in determining the projected benefit obligation was 8 3/4% in 1992 and 7% in 1993. The assumed rate of increase in future compensation levels was 6% in 1992 and 5.5% in 1993, and the expected long term rate of return on the Company sponsored plan assets was 8 3/4% in 1992 and 1993.

 Savings Investment and Employee Stock Ownership Plans

  The Company offers an employee savings-investment plan, The Hartmarx Savings-Investment Plan ("SIP"), which is a qualified salary reduction plan under
Section 401(k) of the Internal Revenue Code.

Eligible participants in SIP can invest from 1% to 16% of earnings among several investment alternatives, including a company stock fund. Employees participating in this plan automatically participate in The Hartmarx Employee Stock Ownership Plan ("ESOP"). Participation in SIP is required to earn retirement benefits under the Company's principal pension plan. An employer contribution is made through the ESOP, based on the employee's level of participation, and invested in common stock of the Company. While employee contributions up to 16% of earnings are permitted, contributions in excess of 6% are not subject to an employer contribution. In 1992 and 1993, the employer contribution was one-fourth of the first 1% contributed by the employee plus one-twentieth thereafter. During 1991, the employer contribution was one-fourth of employee's contribution up to the 6% limit. The Company's expense related to the ESOP is based upon the principal and interest payments on the ESOP loan, the dividends on unallocated ESOP shares, and the cost and market value of shares allocated to employees' accounts. The Company's annual expense, which approximates the Company's annual contributions, was $2.8 million in 1991, $2.1 million in 1992 and $2.2 million in 1993. At November 30, 1993, the assets of SIP and ESOP funds had a market value of approximately $39.1 million, of which approximately $17.4 million was invested in 2,491,059 shares of the Company's common stock.

 Health Care and Postretirement Benefits

  Certain of the Company's subsidiaries make contributions to multi-employer union health and welfare funds pursuant to collective bargaining agreements. These payments are based upon wages paid to the Company's active union employees.

  Health and insurance programs are also made available to non-union active and retired employees and their eligible dependents. Retirees, who elect to receive the coverage, make contributions which offset the full cost of the retiree program. Statement of Financial Accounting Standards No. 106--Employers' Accounting for Postretirement Benefits Other than Pensions requires the recognition of an obligation related to employee service pursuant to a postretirement benefit plan and is mandatory for the Company's fiscal year ending November 30, 1994. Adoption of the statement will have no impact on cash flows. Since the retiree contributions offset the full cost of the available medical programs, no transition obligation is expected upon adoption and, accordingly, there would be no effect on either net income or shareholders' equity.

EQUITY SALE

  On September 21, 1992, the Company entered into an agreement with Traco International, N.V., a Netherlands Antilles Corporation ("Traco"), pursuant to which Traco agreed to purchase 5,714,286 shares of common stock of the Company and receive a three-year warrant to purchase an additional 1,649,600 shares of common stock of the Company at an exercise price of $6.50 per share, for an aggregate purchase price of $30 million. The agreement was completed effective as of December 30, 1992. Traco is also party to an agreement with the Company providing representation on the Company's Board of Directors and restricting Traco's rights to acquire, sell and vote the Company's shares.

STOCK PURCHASE RIGHTS

  A dividend of one Right per common share was distributed to stockholders of record January 31, 1986, and effective July 12, 1989, the Agreement governing the Rights was amended. Each common share, adjusted for the May 1986 3-for-2 stock split, now represents .6667 Right. Each Right, expiring January 31, 1996, continues to represent a right to buy from the Company 1/100th of a share of Series B Junior Participating Preferred Stock, $1.00 par value, at a price of $120. This dividend distribution of the Rights was not taxable to the Company or its stockholders.

  Separate certificates for Rights will not be distributed, nor will the Rights be exercisable, unless a person or group acquires 15 percent or more, or announces an offer to acquire 15 percent or more, of the Company's common shares. Following an acquisition of 15 percent or more of the Company's common shares (a "Stock Acquisition"), each Right holder, except the 15 percent or more stockholder, has the right to receive, upon exercise, common shares valued at TWICE the then applicable exercise price of the Right (or, under certain circumstances, cash, property or other Company securities), unless the 15 percent or more stockholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent directors of the Company have determined to be fair and in the best interest of the Company and its stockholders. Similarly, unless certain conditions are met, if the Company engages in a merger or other business combination following a Stock Acquisition where it does not survive or survives with a change or exchange of its common shares or if 50 percent or more of its assets, earning power or cash flow is sold or transferred, the Rights will become exercisable for shares of the acquiror's stock having a value of TWICE the exercise price (or, under certain circumstances, cash or property). The Rights are not exercisable, however, until the Company's right of redemption described below has expired.

  Generally, Rights may be redeemed for $.033 cents each (in cash, common shares or other consideration the Company deems appropriate) until the earlier of (i) the tenth day following public announcement that a 15 percent or greater position has been acquired in the Company's stock or (ii) the final expiration of the Rights. In connection with the previously discussed sale of 5.7 million shares of common stock and three year warrant to purchase an additional 1.6 million shares ("stock sale"), the Agreement governing the Rights was amended to exclude the stock sale from qualifying as an event which would give rise to the distribution or exercisability of the Rights. Until exercise, a Right holder, as such, has no rights as a stockholder of the Company.

  At the annual meeting in April 1993, a majority of the stockholders voted in favor of a non-binding stockholder proposal calling for either the submission of the Rights Plan to a binding shareholder vote or a redemption of the Rights. However, the Company's current financing agreements prohibit the purchase or redemption of the Rights.

STOCK OPTION PLANS

  The Company has stock option plans under which officers and key employees may be granted options to purchase the Company's common stock at prices equal to the fair market value at date of grant. Generally, options under the 1982 and 1985 Stock Option Plans are exercisable to the extent of 25% each year (cumulative) from the second through the fifth year, and expire ten years after date of grant; however, all or any portion of the shares granted are exercisable during the period beginning one year after date of grant for participants employed by the Company for at least five years. A portion of the options granted under the 1988 Stock Option Plan have exercise provisions similar to the other plans; the remaining grants become exercisable over a three to five year period based upon the achievement of company-wide performance goals. Under certain circumstances, the vesting may be accelerated. All options expire ten years after date of grant under the Plans.

  The 1982, 1985 and 1988 Plans also provide for the discretionary grant of stock appreciation rights in conjunction with the option, which allows the holder a combination of stock and cash equal to the gain in market price from the grant until its exercise; the cash payment is limited to one-half of the gain. Under certain circumstances, the entire gain attributable to rights granted under the 1988 Plan may be paid in cash. When options and stock appreciation rights are granted in tandem, the exercise of one cancels the other. The 1985 and 1988 Plans provide for the discretionary grant of restricted stock awards which allows the holder to obtain full ownership rights subject to terms and conditions specified at the time each award is granted.

  The 1988 Plan provides for an annual grant of Director Stock Options (DSO) to outside members of the Board of Directors at market value on the date of grant. In addition, each outside director may make an irrevocable election to receive a DSO in lieu of all or part of his or her retainer. The number of whole shares to be granted is based on the annual retainer divided by the market value minus one dollar and the exercise price is $1. Each outside director is also eligible for an annual grant of a Director Deferred Stock Award (DDSA) equal to 150 DDSA units, with a unit equal to one share of the Company's common stock; DDSA units are payable in shares of common stock upon death, disability or termination of service. Dividend equivalents may be earned on qualifying DSO and DDSA units and allocated to directors' respective accounts in accordance with the terms of the Plan. During fiscal 1993, 23,336 DSO were granted, no DSO were exercised and 64,132 DSO were outstanding at November 30, 1993.

  Stock options outstanding at November 30, 1993 included 265,989 shares granted in tandem with stock appreciation rights. Activity for 1992 included the October 14th grant of 326,500 stock options at $5.25 per share, which exceeded the market price of $3.83 per share, to employees who agreed to the cancellation of 1,035,606 options granted to them from 1983 through 1992. In general, one-third of these options are exercisable on each of the first three anniversaries of the grant date. Options for 503,140 shares were exercisable at November 30, 1993 at prices ranging from $5.25 to $30.81. At November 30, 1993, 2,012,161 shares were reserved for options and restricted stock awards granted or to be granted including 496,181 shares for future stock options and/or restricted stock awards (958,770 at November 30, 1992).

  Information regarding stock option activity for the three years ended November 30, 1993 is as follows:

                                                   NUMBER OF
                                                     SHARES    PRICE PER SHARE
                                                   ----------  ----------------
      Balance at November 30, 1990................  1,532,750  $ 6.00 to $31.62
        Granted...................................    326,000  $ 7.31 to $12.50
        Expired or terminated.....................    (86,166) $10.81 to $31.62
                                                   ----------
      Balance at November 30, 1991................  1,772,584  $ 6.00 to $31.62
        Granted...................................    458,655  $ 5.25 to $ 7.25
        Expired or terminated..................... (1,342,798) $ 6.00 to $31.62
                                                   ----------
      Balance at November 30, 1992................    888,441  $ 5.25 to $30.81
        Granted...................................    368,000  $ 6.88 to $ 7.06
        Expired or terminated.....................   (230,650) $ 5.25 to $30.81
                                                   ----------
      Balance at November 30, 1993................  1,025,791  $ 5.25 to $30.81
                                                   ==========

LEGAL PROCEEDINGS

  The Company is involved in certain litigation described under the caption "Business--Legal Proceedings." The Company believes that it has meritorious defenses to the actions against the Company referred to under such caption and that such actions will not have a material adverse effect on the Company's financial condition.

OPERATING SEGMENT INFORMATION

  The Company is engaged in the business of manufacturing and marketing apparel to unaffiliated retailers (identified below as the wholesale segment) and directly to consumers through its owned retail stores and catalogs (identified below as the direct-to-consumer segment and previously called the retail segment). Information on the Company's wholesale and direct-to-consumer operations for the three years ended November 30, 1993 is summarized as follows (in millions):

                                                           1991
                                             ----------------------------------
                                                       DIRECT-
                                                         TO-
                                             WHOLESALE CONSUMER ADJ.   CONSOL.
                                             --------- -------- -----  --------
   Sales to unaffiliated customers..........  $578.0    $637.3    --   $1,215.3
   Earnings (loss) before taxes.............    27.2     (41.2) (46.0)    (60.0)
   Gross assets at year end.................   328.0     372.7   39.1     739.8
   Depreciation and amortization............     9.6      23.6    0.6      33.8
   Property additions.......................     7.2       8.2    0.1      15.5
                                                           1992
                                             ----------------------------------
                                                       DIRECT-
                                                         TO-
                                             WHOLESALE CONSUMER ADJ.   CONSOL.
                                             --------- -------- -----  --------
   Sales to unaffiliated customers..........  $592.3    $461.6    --   $1,053.9
   Earnings (loss) before taxes.............    24.8    (198.5) (53.2)   (226.9)
   Gross assets at year end.................   367.4      98.4   46.2     512.0
   Depreciation and amortization............    10.8      15.8    0.3      26.9
   Property additions.......................     4.2       5.3    --        9.5
                                                           1993
                                             ----------------------------------
                                                       DIRECT-
                                                         TO-
                                             WHOLESALE CONSUMER ADJ.   CONSOL.
                                             --------- -------- -----  --------
   Sales to unaffiliated customers..........  $567.3    $164.7    --   $  732.0
   Earnings (loss) before taxes.............    36.8       2.5  (32.9)      6.4
   Gross assets at year end.................   313.4      73.3   18.4     405.1
   Depreciation and amortization............     9.1       4.9    0.1      14.1
   Property additions.......................     5.3       0.6    --        5.9

  The largest customer represents approximately 12% of consolidated sales in 1993. The wholesale segment reflects products sold to unaffiliated retailers for resale to consumers, principally from the Men's Apparel Group. The direct-to-consumer segment reflects sales to end consumers through owned retail stores and catalogs, comprised of products manufactured by the Company's subsidiaries as well as products purchased from unaffiliated sources. In 1993, approximately 76% of Kuppenheimer's sales and 6% of Barrie Pace catalog sales represented products manufactured by the Company. Prior to the disposition of HSSI to an unaffiliated third party in September, 1992, sales of those products manufactured by certain of the Company's subsidiaries and sold by HSSI were reported in the direct-to-consumer segment upon their ultimate sale to consumers. Direct-to-consumer segment sales for 1992 included approximately $250 million related to sales made by HSSI prior to its disposition and $34 million related to the Old Mill stores.

  Wholesale segment earnings before taxes reflect the manufacturing gross margin associated with products sold to unaffiliated retailers. The earnings
(loss) before taxes of the direct-to-consumer segment reflect the gross margin between retail selling price and cost associated with products manufactured by the Company and those purchased from unaffiliated sources. Segment results for 1992 include pre-tax restructuring charges of $190.8 million, principally attributable to the disposition and liquidation of retail operations. Direct-to-consumer segment assets reflect the disposition of HSSI during 1992. The direct-to-consumer segment results for 1991 include the $13.5 million of expenses provided for the retail consolidation.

  Operating expenses incurred by the Company in generating sales are charged against the respective segment's sales; indirect operating expenses are allocated to the segments benefited. Segment results exclude any allocation of general corporate expense, interest expense or income taxes.

  Adjustments of earnings before taxes consist of interest expense and general corporate expenses. Adjustments of gross assets are for cash, recoverable income taxes and corporate properties, investments and other assets. Adjustments of depreciation and amortization and net property additions are for corporate properties.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UN-LAWFUL TO MAKE ANY SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
Use of Proceeds...........................................................   16
Capitalization............................................................   16
Selected Historical and Pro Forma Consolidated Financial Information......   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Supplemental Financial Information........................................   25
Business..................................................................   27
Management................................................................   43
Description of Certain Indebtedness.......................................   45
Description of the Notes..................................................   47
Underwriting..............................................................   67
Legal Matters.............................................................   68
Experts...................................................................   68
Available Information.....................................................   68
Incorporation of Certain Documents by Reference...........................   69
Index to Consolidated Financial Statements................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                      LOGO

                                  $100,000,000

                           % Senior Subordinated Notes

                                    Due 2002

                            ----------------------

                                   PROSPECTUS

                            ----------------------

                                CS First Boston

                              Merrill Lynch & Co.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               GRAPHICS APPENDIX

  1. Page 2 and the two fold-out pages between page 2 and page 3 of the Prospectus contain various photographs of certain of the Company's product lines.

  2. The inside back cover of the Prospectus contains various photographs of certain historical product lines of the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the Notes being registered, other than underwriting discounts and commissions. All amounts except the Commission registration fee and the NASD filing fee are estimated.

      SEC Registration Fee............................................ $ 34,483
      NASD Filing Fee.................................................   10,500
      Printing and Engraving Expenses.................................  200,000
      Accounting Fees and Expenses....................................  100,000
      Legal Fees and Expenses.........................................  150,000
      Blue Sky Fees and Expenses......................................   10,000
      Trustee's Fees and Expenses.....................................   20,000
      Rating Agency Fees..............................................   25,000
      Miscellaneous...................................................   50,017
                                                                       --------
          Total....................................................... $600,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The General Corporation Law of the State of Delaware (the "GCLD") and Article EIGHTH of the Company's Restated Certificate of Incorporation provide for the indemnification of any person who was, is or is threatened to be made a party to any action because such person is or was a director, officer, employee or agent of the Company, or served another enterprise at the request of the Company, against reasonable expenses (including attorneys' fees) and, except as to an action by or in the right of the Company whereby such person is found liable to the Company, judgments, fines and reasonable settlement payments in connection with such actions.

  The Bylaws of the Company provide for indemnification of its officers and directors to the fullest extent permitted by the GCLD. The Company has entered into indemnification agreements (ratified by its shareholders) with each member of its Board of Directors to provide them with specific contractual assurance of indemnification, rights to advance reimbursement of related expenses and certain other protections not specifically provided under Delaware law. Directors' rights under the Indemnification Agreements are not exclusive of other rights they have under the Company's Bylaws or Restated Certificate of Incorporation or under Delaware law.

  The GCLD authorizes the purchase of indemnification insurance by the Company. The Company currently maintains a policy insuring, subject to certain exceptions, its directors and officers and the directors and officers of its subsidiaries against liabilities that may be incurred by such persons acting in such capacities.

ITEM 16. EXHIBITS

 Exhibit 1   *Form of Underwriting Agreement.
 Exhibit 4-C *Form of    % Senior Subordinated Notes due 2002 of Hartmarx
              Corporation (included as part of Exhibit 4-D).
 Exhibit 4-D *Form of Indenture, dated as of March   , 1994, between the
              Company and Bank One Wisconsin Trust Company, N.A., Trustee,
              relating to the     % Senior Subordinated Notes due 2002 of
              Hartmarx Corporation.
 Exhibit 4-E *Form of Credit Agreement, dated as of March   , 1994, among the
              Company, the Lenders listed therein and General Electric Capital
              Corporation, as Managing Agent and Collateral Agent.
 Exhibit 5   Opinion of Skadden, Arps, Slate, Meagher & Flom as to the legality of the Notes.
 Exhibit 12  Computation of Ratio of Earnings to Fixed Charges of Hartmarx
              Corporation.

 Exhibit 23-A *Consent of Price Waterhouse.
 Exhibit 23-B Consent of Skadden, Arps, Slate, Meagher & Flom (included as part of Exhibit 5).
 Exhibit 24   Power of Attorney of directors and certain officers of Hartmarx
               Corporation, included on signature page.
 Exhibit 25   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Bank One Wisconsin Trust Company, N.A., as Trustee under the Senior Subordinated Notes Indenture.

- --------

 *Filed herewith.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON MARCH 11, 1994.

                                          Hartmarx Corporation

                                                /s/ Wallace L. Rueckel
                                          By: _________________________________
                                                    Wallace L. Rueckel
                                            Executive Vice President and Chief
                                                     Financial Officer

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
          *Elbert O. Hand
- ------------------------------------
           Elbert O. Hand            Director, Chairman of the
                                      Board and Chief Executive
                                      Officer (Principal
                                      Executive Officer)             March 11, 1994
     /s/ Wallace L. Rueckel
- ------------------------------------
         Wallace L. Rueckel          Executive Vice President and
                                      Chief Financial Officer
                                      (Principal Financial
                                      Officer)                       March 11, 1994
          *Glenn R. Morgan
- ------------------------------------
          Glenn R. Morgan            Senior Vice President and
                                      Controller (Principal
                                      Accounting Officer)            March 11, 1994
         *A. Robert Abboud
- ------------------------------------
          A. Robert Abboud           Director                        March 11, 1994
         *Letitia Baldrige
- ------------------------------------
          Letitia Baldrige           Director                        March 11, 1994
          *Jeffrey A. Cole
- ------------------------------------
          Jeffrey A. Cole            Director                        March 11, 1994
         *Raymond F. Farley
- ------------------------------------
         Raymond F. Farley           Director                        March 11, 1994

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
         *Donald P. Jacobs
- ------------------------------------
          Donald P. Jacobs           Director                        March 11, 1994
          *Miles L. Marsh
- ------------------------------------
          Miles L. Marsh             Director                        March 11, 1994
         *Charles Marshall
- ------------------------------------
         Charles Marshall            Director                        March 11, 1994
         *Charles K. Olson
- ------------------------------------
         Charles K. Olson            Director                        March 11, 1994
          *Talat M. Othman
- ------------------------------------
          Talat M. Othman            Director                        March 11, 1994
           *Homi B. Patel
- ------------------------------------
           Homi B. Patel             Director                        March 11, 1994
          *Stuart L. Scott
- ------------------------------------
          Stuart L. Scott            Director                        March 11, 1994
           *Sam F. Segnar
- ------------------------------------
           Sam F. Segnar             Director                        March 11, 1994

   /s/ Wallace L. Rueckel

*By:______________________
  Wallace L. Rueckel,
  Attorney-in-fact

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
   EXHIBIT                                                              PAGE
    NUMBER                     EXHIBIT DESCRIPTION                     NUMBER
   -------                     -------------------                   ----------
 Exhibit 1    Form of Underwriting Agreement.
 Exhibit 4-C  Form of   % Senior Subordinated Notes due 2002 of
               Hartmarx Corporation (included as part of Exhibit
               4-D).
 Exhibit 4-D  Form of Indenture, dated as of March   , 1994,
               between the Company and Bank One Wisconsin Trust
               Company, N.A., Trustee, relating to the     %
               Senior Subordinated Notes due 2002 of Hartmarx
               Corporation.
 Exhibit 4-E  Form of Credit Agreement, dated as of March  , 1994, among the Company, the Lenders listed therein and
               General Electric Capital Corporation, as Managing
               Agent and Collateral Agent.
 Exhibit 5    Opinion of Skadden, Arps, Slate, Meagher & Flom as
               to the legality of the Notes.
 Exhibit 12   Computation of Ratio of Earnings to Fixed Charges of
               Hartmarx Corporation.
 Exhibit 23-A Consent of Price Waterhouse.
 Exhibit 23-B Consent of Skadden, Arps, Slate, Meagher & Flom
               (included as part of Exhibit 5).
 Exhibit 24   Power of Attorney of directors and certain officers
               of Hartmarx Corporation, included on signature
               page.
 Exhibit 25   Form T-1 Statement of Eligibility under the Trust
               Indenture Act of 1939, as amended, of Bank One
               Wisconsin Trust Company, N.A., as Trustee under the
               Senior Subordinated Notes Indenture.